EXHIBIT 99.1

ARRANGEMENT AGREEMENT DATED AS OF JANUARY 18, 2024 BY AND AMONG TRICON RESIDENTIAL INC. AND CREEDENCE ACQUISITION ULC

Table of Contents

ii

Schedules

Schedule A–Purchaser Knowledge

Schedule B–Arrangement Resolution

Schedule C–Plan of Arrangement

Schedule D–Structuring Steps

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”), dated as of January 18, 2024, is by and between Tricon Residential Inc., a corporation existing under the laws of the Province of Ontario (the “Company”), and Creedence Acquisition ULC, an unlimited liability company organized under the Laws of the Province of British Columbia (the “Purchaser”).

W I T N E S S E T H:

WHEREAS, the parties wish to effect a business combination through the acquisition by the Purchaser of all of the issued and outstanding common shares of the Company (the “Common Shares”) by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario) (the “OBCA”);

WHEREAS, the Company Board (as hereinafter defined), acting on the unanimous recommendation of a special committee of independent directors (the “Special Committee”) and after receiving legal and financial advice, has determined that it is in the best interests of the Company to enter into this Agreement, that the Arrangement (as hereinafter defined) and the transactions contemplated hereby are fair to the Company Shareholders (other than BREIT Shareholder (as hereinafter defined)) and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (as hereinafter defined), all on the terms and subject to the conditions contained herein; and

WHEREAS, as an inducement to the Company entering into this Agreement, (i) each of BREIT Operating Partnership L.P. and Blackstone Real Estate Partners X L.P. (each, a “Guarantor”) is entering into a guaranty with the Company (each, a “Guaranty”), pursuant to which the Guarantors are guaranteeing certain obligations of the Purchaser under this Agreement and (ii) BREIT Shareholder is entering into a support agreement with the Purchaser and the Company (the “Support Agreement”), pursuant to which BREIT Shareholder is agreeing to, among other things, vote the Common Shares held by it in favor of the adoption of this Agreement and the Arrangement Resolution, as more fully provided therein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

Article I.
THE ARRANGEMENT

Section 1.1        Arrangement. The Parties agree that the Arrangement (as hereinafter defined) and each of the transactions contemplated in the Plan of Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 1.2        Interim Order. As promptly as reasonably practicable following the execution of this Agreement so as to permit the Shareholder Meeting to be held within the time set forth in Section 1.3(a), the Company shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, pursuant to section 182 of the OBCA and, in cooperation with the

Purchaser, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)        for the class or classes (if applicable) of Persons to whom notice is to be provided in respect of the Arrangement and the Shareholder Meeting and for the manner in which such notice is to be provided;

(b)        that the requisite approval for the Arrangement Resolution shall be: (i) 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Shareholder Meeting and (ii) a majority of the votes cast by the Company Shareholders, present in person or represented by proxy at the Shareholder Meeting, excluding for this purpose the votes attached to the Common Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(c)        that the Shareholder Meeting may be adjourned or postponed from time to time by the Company Board subject to the terms of this Agreement without the need for additional approval of the Court;

(d)        unless required by Law or the Court, that the record date for Company Shareholders entitled to notice of and to vote at the Shareholder Meeting will not change in respect of any adjournment(s) or postponement(s) of the Shareholder Meeting;

(e)        that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the Company Organizational Documents, including quorum requirements and other matters, shall apply in respect of the Shareholder Meeting;

(f)        for the grant of the Dissent Rights to registered holders of the Common Shares as set forth in the Plan of Arrangement;

(g)        for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(h)        for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 1.3        Shareholder Meeting. Subject to the terms of this Agreement and (except in respect of Section 1.3(b)) receipt of the Interim Order, the Company shall:

(a)        convene and conduct the Shareholder Meeting in accordance with the Company Organizational Documents, the Interim Order and applicable Laws, as promptly as reasonably practicable, and in any event on or before April 2, 2024 (or such other date to which the Shareholder Meeting is postponed or adjourned in accordance with this Agreement);

(b)        in consultation with the Purchaser, fix and publish a record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Shareholder Meeting and promptly give notice to the Purchaser of the Shareholder Meeting;

(c)        allow the Purchaser’s representatives and legal counsel to attend the Shareholder Meeting;

(d)        not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Shareholder Meeting without the Purchaser’s prior written consent, except: (i) as required (x) for quorum purposes (in which case the meeting shall be adjourned and not cancelled), or (y) by Law or by a Governmental Entity or by valid Company Shareholder action (which action is not solicited or proposed by the Company or the Company Board and subject to compliance by the Company with Section 4.3(b)); (ii) for postponements or adjournments of not more than 10 Business Days on each occasion for the purposes of soliciting proxies if reasonably necessary to obtain the Company Shareholder Approval (it being understood that the Company may not postpone or adjourn the Shareholder Meeting more than two times pursuant to this clause (ii) without the Purchaser’s prior written consent, not to be unreasonably withheld, conditioned or delayed); (iii) as otherwise expressly permitted under this Agreement; or (iv) to the extent necessary to ensure that any required supplement or amendment to the Circular or the Schedule 13E-3 is provided to the holders of Common Shares within a reasonable amount of time in advance of the Shareholder Meeting in the event that the Company or the Purchaser reasonably determines that (x) the Circular or the Schedule 13E-3 contains any untrue statement of material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading or (y) such amendment or supplement is necessary or appropriate to address material comments of any Securities Authority on the Company Circular or the Schedule 13E-3; provided, however, that, with respect to clauses (i)(x), (ii) and (iii), without the prior written consent of the Purchaser, in no event shall the Shareholder Meeting be held on a date that is more than 30 days after the date for which the Shareholder Meeting was originally scheduled;

(e)        solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution or the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser and at the expense of the Purchaser, using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the Arrangement Resolution and cooperating with any Person engaged by the Purchaser to solicit proxies in favour of the Arrangement Resolution and take all other actions necessary or desirable to obtain the Company Shareholder Approval, in each case, unless the Company Board has made an Adverse Recommendation Change in accordance with the applicable provisions of this Agreement;

(f)        not submit to the vote of the Company Shareholders any Acquisition Proposal unless this Agreement is terminated in accordance with Article VI;

(g)        provide the Purchaser with copies of or access to information regarding the Shareholder Meeting generated by any proxy solicitation services firm engaged by the Company, as reasonably requested from time to time by the Purchaser;

(h)        promptly advise the Purchaser as frequently as the Purchaser may reasonably request, and at least on a daily basis on each of the last 10 Business Days prior to the date of the Shareholder Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(i)        promptly advise the Purchaser of any written communication from any Company Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any written withdrawal of Dissent Rights received by the Company and any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(j)        not make any payment or settlement offer, or agree to any payment or settlement prior to the closing of the Arrangement (the “Closing”) with respect to Dissent Rights without the prior written consent of the Purchaser;

(k)        not change the record date for the Company Shareholders entitled to vote at the Shareholder Meeting in connection with any adjournment or postponement of the Shareholder Meeting unless required by Law or the Court; and

(l)        at the reasonable request of the Purchaser from time to time, promptly provide the Purchaser with a list (in electronic form) of: (i) the registered Company Shareholders, together with their addresses and respective holdings of the Common Shares; (ii) the names and addresses (to the extent in the Company’s possession or otherwise reasonably obtainable by the Company) and holdings of all Persons having rights issued by the Company to acquire or receive the Common Shares (including holders of Preferred Units, Deferred Share Units, Stock Options, Restricted Shares and Performance Share Units); and (iii) participants in book-based systems and non-objecting beneficial owners of the Common Shares, together with their addresses and respective holdings of the Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Company Shareholders and lists of holdings, and other assistance as the Purchaser may reasonably request.

Section 1.4        The Circular and the Schedule 13E-3.

(a)        The Company shall (i) subject to the Purchaser’s compliance with Section 1.4(d), as promptly as reasonably practicable following execution of this Agreement, prepare, in consultation with the Purchaser, the Circular together with any other documents required by applicable Laws (including MI 61-101) in connection with the Shareholder Meeting; and (ii) as promptly as reasonably practicable after obtaining the Interim Order, file the Circular with the appropriate Governmental Entities in all jurisdictions where the same is required and mail the Circular to each Company Shareholder and any other Person as required under applicable Laws and by the Interim Order, in each case so as to permit the Shareholder Meeting to be held by the date specified in Section 1.3(a). In addition, concurrently with the preparation of the Circular, the Company and the Purchaser shall in consultation with each other prepare and, concurrently with the filing of the Circular, jointly file with the SEC, and disseminate as required under applicable Laws, a Schedule 13E-3 relating to the transactions contemplated by this Agreement.

(b)        On the date of mailing thereof, the Company shall ensure that the Circular, and the Company and the Purchaser shall cooperate with one another to ensure that the Schedule 13E-3 on the date of its filing, in each case, complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Company Shareholders to form a reasoned judgment concerning the matters to be placed before them at the

Shareholder Meeting, and, without limiting the generality of the foregoing, the Company shall ensure that the Circular will not contain any Misrepresentation (except that the Company shall not be responsible for any information included in the Circular relating to the Purchaser and its affiliates that was provided by the Purchaser expressly for inclusion in the Circular pursuant to Section 1.4(d)).

(c)        The Circular and the Schedule 13E-3 (including through incorporation of the Circular) shall: (i) include a copy and a summary of the Valuation and Fairness Opinions, (ii) state that the Special Committee has received the Valuation and Fairness Opinions and, after receiving legal and financial advice, has unanimously recommended that the Company Board approve the Arrangement Agreement, (iii) state that the Company Board has received the Valuation and Fairness Opinions and, acting on the unanimous recommendation of the Special Committee and after receiving legal and financial advice, has determined that it is in the best interests of the Company to enter into this Agreement and that the Arrangement and the transactions contemplated hereby are fair to the Company Shareholders (other than BREIT Shareholder), and (iv) contain the recommendation of the Company Board to the Company Shareholders that they vote in favour of the Arrangement Resolution (the “Company Board Recommendation”).

(d)        The Purchaser shall provide the Company with all information regarding the Purchaser and its affiliates and any financing sources as required under applicable Law for inclusion in the Circular or in any amendments or supplements to the Circular to the extent reasonably requested by the Company. The Purchaser acknowledges and agrees that the Company shall be entitled to rely on the accuracy of all information furnished by the Purchaser and its affiliates in writing expressly for inclusion in the Circular concerning the Purchaser and its affiliates and any financing sources as required under applicable Law. In connection with their joint cooperation and preparation of the Schedule 13E-3, the Purchaser and the Company shall each provide the other, on a timely basis, with all information regarding the Company, the Purchaser and their respective affiliates, directors, officers and stockholders and any financing sources, as applicable, for inclusion in the Schedule 13E-3 or other related documents (which may be included in the Circular and incorporated by reference into the Schedule 13E-3), in each case, to the extent reasonably requested in connection with the preparation of the Schedule 13E-3 or other related documents. Each Party shall ensure that any information provided by it to the other Party for inclusion in the Circular or the Schedule 13E-3 or other related documents, as the case may be, is true and correct in all material respects and does not include any Misrepresentation concerning the providing Party or its affiliates or any financing sources, as applicable. The Parties shall use their respective commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial or other expert information required to be included in the Circular and the Schedule 13E-3 and to the identification in the Circular and the Schedule 13E-3 of each such advisor.

(e)        The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Circular and related documents prior to the Circular being printed or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by the Purchaser and its legal counsel, provided that all information relating solely to the Purchaser and its affiliates included in the Circular shall be in form and content approved in writing by the Purchaser, acting reasonably. The Company shall provide the Purchaser with final copies of the Circular prior to the mailing thereof to the Company Shareholders and filing of the Circular with the applicable Governmental Entities.

(f)        The Company and the Purchaser shall each promptly notify the other if at any time before the Effective Date either becomes aware that the Circular or the Schedule 13E-3 contains a Misrepresentation, or otherwise requires pursuant to applicable Law an amendment or supplement, and, in each case, the Parties shall cooperate in the preparation of any amendment or supplement to the Circular or the Schedule 13E-3 and the filing thereof with the SEC as required or appropriate, and to the extent required by Law or the Court, the Company shall promptly mail or otherwise publicly disseminate the information contained in any amendment or supplement to the Circular or the Schedule 13E-3 to the Company Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required pursuant to applicable Law. The Company will provide the Purchaser and its legal counsel a reasonable opportunity to review and comment on any amendment or supplement to the Circular prior to any filing or dissemination thereof and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel. The Company shall provide the Purchaser with final copies of any such amendments prior to the filing or dissemination thereof. The Company shall promptly notify the Purchaser, and the Purchaser shall promptly notify the Company, as applicable, of the receipt of all comments from the SEC with respect to the Schedule 13E-3 or any other filings under Securities Laws associated with the Arrangement, including the Circular or any beneficial ownership reports, and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the other Party copies of all correspondence between such Party and/or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Schedule 13E-3 or other associated filings, as applicable. Each of the Company and the Purchaser shall provide the Purchaser and the Company, as applicable, and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings that relate to the Schedule 13E-3). The Company and the Purchaser shall use their respective commercially reasonable efforts to promptly (i) provide responses to the SEC with respect to all comments received on the Schedule 13E-3 from the SEC;(ii) prepare and file any amendments necessary to be filed in response to any such comments; and (iii) have cleared by the staff of the SEC the Schedule 13E-3.

Section 1.5        Final Order

If: (a) the Interim Order is obtained; and (b) the Arrangement Resolution is passed at the Shareholder Meeting by the Company Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Purchaser and the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 182(5)(f) of the OBCA as promptly as reasonably practicable, but in any event (but subject to availability of the Court) not later than five Business Days after the Company Shareholder Approval is obtained.

Section 1.6        Court Proceedings

Subject to the terms of this Agreement, the Company shall diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order, and the Purchaser shall provide the Company, on a timely basis, any information reasonably required to be supplied by the Purchaser in connection therewith. The Company shall provide the Purchaser’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 1.6 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require the Purchaser to agree or consent to any change in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to the Purchaser’s legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on it in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by it indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Legal counsel to the Purchaser shall be entitled to make such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that the Purchaser’s legal counsel advises the Company’s legal counsel of the nature of any submissions with reasonably sufficient time prior to the hearing and agrees with them, acting reasonably, and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company shall also oppose any proposal from any Person that the Final Order contains any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, the Company shall do so after notice to, and in reasonable consultation and reasonable cooperation with, the Purchaser.

Section 1.7        Articles of Arrangement and Effective Date.

(a)        The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule C, as it may be amended in accordance with the terms thereof.

(b)        The Company shall file the Articles of Arrangement with the Registrar, and the Effective Date shall occur, on the fifth Business Day following the satisfaction or waiver of the conditions precedent in Article V (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), or on such other date as may be agreed to by the Parties in writing; provided that, the Articles of Arrangement shall not be filed with the Registrar except as expressly provided hereunder and with the Purchaser’s prior written consent (such consent not be unreasonably withheld, delayed or conditioned).

Section 1.8        Payment of Consideration. The Purchaser will, by no later than the Effective Date and in any event at or prior to the filing by the Company of the Articles of Arrangement with the Registrar in accordance with Section 1.7(b), deposit or cause to be deposited in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient funds to satisfy the aggregate Consideration payable to the Company Shareholders pursuant to this Agreement and the Plan of Arrangement, less any amounts to be deposited by the Company with the Depositary in accordance with the Plan of Arrangement (including through the distribution of the Return of Capital Amount, if applicable, by the Company or the Company Subsidiaries).

Section 1.9        Withholding Taxes. The Purchaser, the Company and the Depositary, and each of their affiliates, as applicable, shall be entitled to deduct and withhold, or to direct any Person to deduct and withhold on their behalf, from any consideration or other amounts payable or otherwise deliverable to the Company Shareholders, holders of Deferred Share Units, Stock Options, Restricted Shares and Performance Share Units, or any other Person under the Plan of Arrangement or this Agreement such amounts as the Purchaser, the Company or the Depositary or their relevant affiliate, as applicable, reasonably determines are required to be deducted or withheld from such consideration or other amounts payable under any provision of any applicable Law in respect of Taxes. Any such amounts so deducted and withheld from the consideration or such other amount payable pursuant to the Plan of Arrangement or this Agreement and timely remitted to the appropriate Governmental Entity, shall be treated for all purposes under this Agreement as having been paid to the Company Shareholders, holders of Deferred Share Units, Stock Options, Restricted Shares and Performance Share Units, or any other Person in respect of which such deduction, withholding and remittance was made.

Section 1.10        Adjustments to Consideration. If, after the date hereof, the Company sets a record date that is at or prior to the Effective Time for any dividend or other distribution on the Common Shares (other than the Return of Capital Distribution (as defined in the Plan of Arrangement)), or otherwise declares or pays a dividend or distribution (other than the Return of Capital Distribution) at or prior to the Effective Time (including an amount that is paid after the Effective Time to the Company Shareholders of record at or prior to the Effective Time), then: (a) to the extent that the aggregate amount of such dividends and/or distributions per Common Share does not exceed the Consideration, the Consideration shall be reduced by the per Common Share aggregate amount of such dividends and/or distributions and (b) to the extent that the aggregate amount of such dividend and/or distributions per Common Share exceeds the Consideration, the Consideration shall be reduced to zero and such excess dividend or distribution amount shall be placed in escrow for the account of the Purchaser. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the Common Shares issued and outstanding shall, through a reorganization, recapitalization, reclassification, distribution, share split, reverse share split or other similar change in the capitalization of the Company, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Consideration to provide the Company Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing set forth in this Section 1.10 shall be construed to supersede or in any way limit the prohibitions set forth in Section 4.1 hereof. For greater certainty, any adjustments to the Consideration shall be treated as adjustments to the applicable purchase price for applicable tax purposes.

Section 1.11        Shareholder Rights Plan. The Company and the Company Board shall, prior to the Effective Time, take all action necessary under the Shareholder Rights Plan to waive or suspend the application of the Shareholder Rights Plan to the Arrangement or to approve the termination of the Shareholder Rights Plan effective at the Effective Time and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the Arrangement.

Article II.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Public Disclosure (other than disclosures in the “Risk Factors” sections of any such filings and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to the Purchaser in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to the Purchaser as follows:

Section 2.1        Organization and Qualification; Subsidiaries; Joint Ventures.

(a)        The Company is a corporation established, validly existing and in good standing under the Laws of the Province of Ontario and PIPE LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Company Subsidiary (other than PIPE LLC) is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing, as applicable, under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each Company Subsidiary has the requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)        The Company has made available to the Purchaser (i) a true and complete copy of the articles of incorporation of the Company as in effect on the date hereof and together with all amendments thereto (the “Articles of Incorporation”), (ii) a true and complete copy of the by-laws of the Company, as in effect on the date hereof and together with all amendments thereto (the “By-Laws” and together with the Articles of Incorporation, the “Company Organizational Documents”), (iii) a true and complete copy of the certificate of formation of PIPE LLC as in effect on the date hereof and together with all amendments thereto (the “Certificate of Formation”) and (iv) a true and complete copy of the limited liability company agreement of PIPE LLC as in effect on the date hereof and together with all amendments thereto (the “PIPE LLC Agreement” and together with the Certificate of Formation, the “PIPE LLC Organizational Documents”). Each of the Company Organizational Documents and PIPE LLC Organizational Documents are in full force and effect, and neither the Company nor PIPE LLC is in violation of any of the provisions of the Company Organizational Documents or PIPE LLC Organizational Documents (as applicable).

(c)        Section 2.1(c) of the Disclosure Letter sets forth a complete list of each Company Subsidiary, together with its jurisdiction of organization or incorporation. Except for PIPE LLC, the Co-Investment Vehicles and as set forth on Section 2.1(c) of the Disclosure Letter, each Company Subsidiary is directly or indirectly wholly-owned by the Company. For purposes of this Agreement, each Company Subsidiary that is qualified as a “real estate investment trust” for U.S. Tax purposes shall be deemed to be a wholly-owned Company Subsidiary if the Company (or another wholly-owned Company Subsidiary) owns all of its issued and outstanding common units, notwithstanding any preferred units that are held by third parties solely to qualify such Company Subsidiary as a “real estate investment trust” for U.S. Tax purposes.

(d)        Section 2.1(d) of the Disclosure Letter sets forth a complete list of Persons, other than the Company Subsidiaries, in which the Company or any Company Subsidiary has an equity interest as of the date of this Agreement and recorded on the Company’s most recent balance sheet in an amount in excess of $1,000,000 (each, a “JV Entity”).

Section 2.2        Capitalization.

(a)        The authorized capital of the Company consists of an unlimited number of Common Shares. As of the close of business on the Business Day prior to the date hereof (the “Capitalization Date”), 273,550,977 Common Shares, inclusive of 747,731 Restricted Shares, were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of any preemptive rights, rights of first refusal or offer or similar rights.

(b)        The authorized capital of PIPE LLC consists of an unlimited number of common units (the “Common Units”) and (subject to the consent rights of the holders thereof) Preferred Units. As of the Capitalization Date, (i) 467,600 Common Units were issued and outstanding, all of which are owned by Tricon US Topco LLC, which is a wholly-owned Company Subsidiary, and (ii) 295,325 Preferred Units were issued and outstanding, in each case all of which were duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of any preemptive rights, rights of first refusal or offer or similar rights. Section 2.2(b) of the Disclosure Letter sets forth, as of the date hereof: (i) the name and holder of each Preferred Unit, (ii) to the knowledge of the Company, the residency of such holder for Tax and Securities Laws purposes, and (iii) the number of Preferred Units held by such holder. Each Preferred Unit is exchangeable for Common Shares in accordance with the terms of the PIPE LLC Agreement and, as of the date hereof, the Exchange Price (as defined in the PIPE LLC Agreement) is $8.50.

(c)        As of the date hereof, the Company has no Common Shares reserved and allotted for issuance, except for Common Shares reserved and allotted for issuance (i) upon the exchange of Preferred Units, (ii) pursuant to the Dividend Reinvestment Plan and (iii) upon the exercise or settlement of Deferred Share Units and Stock Options issued and outstanding as of such date as set forth in Section 2.2(d) of the Disclosure Letter. PIPE LLC has no Common Units or Preferred Units reserved and allotted for issuance.

(d)        Section 2.2(d) of the Disclosure Letter sets forth the following information with respect to each Deferred Share Unit, Stock Option, Restricted Share, Performance Share Unit and holder of a Co-Investment Interest outstanding as of the Capitalization Date: (i) the name of the holder of such Deferred Share Unit, Stock Option, Restricted Share, Performance Share Unit or Co-Investment Interest, and, to the knowledge of the Company, the residency of such holder for Tax and Securities Laws purposes; (ii) the number of Common Shares subject to such Deferred Share Unit, Stock Option, Restricted Share or Performance Share Unit; (iii) the date on which such Deferred Share Unit, Stock Option, Restricted Share, Performance Share Unit or Co-Investment Interest was granted; (iv) the extent to which such Deferred Share Unit, Stock Option, Restricted Share, Performance Share Unit or Co-Investment Interest is vested and/or non-forfeitable, as of the date hereof, and the times and extent to which such Deferred Share Unit, Stock Option, Restricted Share, Performance Share Unit and Co-Investment Interest (in each case, in accordance with the applicable performance factors set out in Section 2.2(d) of the Disclosure Letter) is scheduled to become vested and/or non-forfeitable thereafter; (v) whether the vesting of such Deferred Share Unit, Stock Option, Restricted Share, Performance Share Unit or Co-Investment Interest is time-based or performance-based; (vi) in respect of each Stock Option, the purchase price payable therefor upon the exercise of such Stock Option; (vii) in respect of each Restricted Share, whether the vesting of such Restricted Share is time-based or performance-based and when the vesting of such Restricted Share will occur; and (viii) in respect of each Performance Share Unit, the performance targets needed to be reached in order for such Performance Share Unit to vest and the maximum vesting percentage. All Common Shares to be issued pursuant to any Deferred Share Unit or Stock Option shall be, when issued, duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of any preemptive right, rights of first refusal or offer or other similar rights. No Common Shares are issuable from treasury in respect of the Performance Share Units or Restricted Shares.

(e)        As of the Capitalization Date, except as provided in Section 2.2(a), Section 2.2(b) or Section 2.2(c), except as set forth in Section 2.2(b), Section 2.2(d) or Section 2.2(e) of the Disclosure Letter, there are no (i) outstanding shares, units or other equity or voting interests in the Company or PIPE LLC, (ii) outstanding securities of the Company or any Company Subsidiary convertible into or exchangeable for one or more units, shares, or other equity or voting interests in, the Company or any Company Subsidiary, (iii) options, warrants or other rights or securities issued or granted by the Company or any Company Subsidiary relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (iv) outstanding restricted shares or units, restricted share units, share or unit appreciation rights, performance shares, performance units, deferred units, contingent value rights, “phantom” shares or units or similar rights issued or granted by the Company or any Company Subsidiary that are linked to the value of the Common Shares or (v) Contracts that are binding on the Company or any Company Subsidiary that obligate the Company or any Company Subsidiary to issue, acquire or sell, redeem, exchange or convert any of the foregoing in clauses (i)-(iv). Since the Capitalization Date through the date hereof, neither the Company, PIPE LLC nor any Co-Investment Vehicle has issued any Common Shares, Preferred Units or other security, or rights described in the foregoing clauses (i)-(iv) (other than Common Shares issued upon the exchange of Preferred Units issued and outstanding as of the Capitalization Date, or upon the exercise and settlement of Deferred Share Units and Stock Options issued and outstanding as of the Capitalization Date as set forth in Section 2.2(d) of the Disclosure Letter). There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote on any matters on which holders of shares, units or other equity interests of the Company or any of the Company Subsidiaries may vote. None of the Company Subsidiaries owns any Common Shares or Preferred Units.

(f)        Except for the Preferred Units as set forth in Section 2.2(b) of the Disclosure Letter, the Co-Investment Interests as set forth in Section 2.2(d) of the Disclosure Letter and the non-wholly-owned Company Subsidiaries set forth in Section 2.1(c) of the Disclosure Letter, the Company or a Company Subsidiary owns, directly or indirectly, all of the issued and outstanding units, shares or other equity securities of each of the Company Subsidiaries, free and clear of any Liens other than Permitted Liens, transfer and other restrictions under applicable Securities Laws and restrictions in the organizational documents of the applicable Company Subsidiary, and all of such outstanding units, shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and not issued in violation of any preemptive rights, rights of first offer or refusal or similar rights. Except for equity securities and other investments (including loans) in wholly-owned Subsidiaries of the Company or as otherwise described in Section 2.2(f)(ii) of the Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to acquire any equity interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any Company Subsidiary or any other Person.

(g)        Except for transfer restrictions in the Company Organizational Documents and except as set forth in Section 2.2(g) of the Disclosure Letter, the PIPE LLC Organizational Documents or in the organizational documents of any other Company Subsidiary, neither the Company nor any of the Company Subsidiaries is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any units, shares or other voting securities or equity interests of the Company or any of the Company Subsidiaries.

(h)        As of the date of this Agreement, there is no outstanding Indebtedness for borrowed money of the Company and Company Subsidiaries in excess of $5,000,000 in principal amount in the aggregate, other than Indebtedness in the principal amounts identified by instrument in Section 2.2(h) of the Disclosure Letter and inter-company Indebtedness between the Company and its wholly-owned Company Subsidiaries or between wholly-owned Company Subsidiaries.

(i)        As of the date of this Agreement, except for the Shareholder Rights Plan, there is no shareholders’ rights plan, “poison pill”, anti-takeover plan or similar device in effect to which the Company or any of the Company Subsidiaries is subject, party or otherwise bound. Neither the “Separation Time”, a “Flip-in Event” nor a “Stock Acquisition Date” (as such terms are defined in the Shareholder Rights Plan) nor any event or occurrence described in Article 3 of the Shareholder Rights Plan (i) has occurred, nor (ii) shall occur or be deemed to have occurred, in each case, as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, including the Arrangement.

Section 2.3        Authority.

(a)        The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Shareholder Approval and the Final Order, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate proceedings on the part of the Special Committee and the Company’s board of directors (the “Company Board”) and, other than the approval of the Company Board of the Circular, the Company Shareholder Approval and approval of the Court, the execution, delivery and performance by the Company of this Agreement and its consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate proceedings on the part of the Company. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by the Purchaser) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, liquidation, reorganization or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii) collectively, the “Bankruptcy and Equity Exception”).

(b)        As of the date of this Agreement: (i) the Company Board, having received the unanimous recommendation of the Special Committee and after consultation with legal and financial advisors, has (A) determined it would be in the best interests of the Company to enter into this Agreement and that the Arrangement and the transactions contemplated hereby are fair to the Company Shareholders (other than BREIT Shareholder), (B) resolved to unanimously (other than the director nominated by BREIT Shareholder, who recused himself from the deliberations regarding the transactions contemplated hereby) recommend that the Company Shareholders vote in favour of the Arrangement Resolution, and (C) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement; and (ii) no action has been taken to amend or supersede such determinations, resolutions or authorizations. Each of the directors and senior officers of the Company has advised the Company that they intend to vote or cause to be voted all Common Shares beneficially held by them in favour of the Arrangement Resolution and the Company shall make a statement to that effect in the Circular.

Section 2.4        No Conflict; Required Filings and Consents.

(a)        None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company or PIPE LLC of the transactions contemplated by this Agreement will: (i) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Organizational Documents or the PIPE LLC Organizational Documents; (ii) (A) conflict with or violate any provision of the organizational documents of any Company Subsidiary (other than PIPE LLC) or (B) assuming that all consents, approvals and authorizations described in Section 2.4(b) have been obtained and all filings and notifications described in Section 2.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary, or any of their respective properties or assets; or (iii) with or without notice or lapse of time, or both, require any consent, notice or approval under, violate, conflict with, result in any breach of, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration, notification, cancellation, purchase or sale under or result in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to any Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets are bound) or any Company Permit, except, with respect to clauses (ii) and (iii), (x) as set forth in Section 2.4(a) of the Disclosure Letter, or (y) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)        None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company or PIPE LLC of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the Interim Order and any approval required by the Interim Order, (ii) the Final Order, (iii) filings under the OBCA, (iv) compliance with and filings under applicable antitrust Laws including with respect to obtaining Competition Act Clearance, (v) compliance with and filings under the Investment Canada Act including with respect to obtaining Investment Canada Act Approval, (vi) compliance with and filings under Securities Laws and stock exchange rules and policies, and (vii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.5        Securities Law Matters.

(a)        The Company is a “reporting issuer” under Securities Laws in each of the provinces and territories of Canada. The Common Shares are listed and posted for trading on the TSX and the NYSE. The Company is not on a list of reporting issuers in default under the Canadian Securities Laws and is not in material default under the applicable listing rules and regulations of the TSX or the NYSE.

(b)        As of the date of this Agreement, the Company has not taken any action to cease to be a reporting issuer in any Canadian province or territory or to delist or deregister the Common Shares under the rules or policies of the TSX, nor has the Company received notification from any Canadian Securities Authority seeking to revoke the reporting issuer status of the Company or the listing or registration of the Common Shares in Canada.

(c)        The Company has timely filed with or furnished (on a publicly available basis) to each relevant Securities Authority all Filings and, as of their respective filing or furnishing dates (or the date of their most recent amendment, supplement or modification), (i) the Filings complied in all material respects with all applicable requirements of the Securities Laws and the applicable listing and corporate governance rules and regulations of the TSX and the NYSE and (ii) none of the Filings contain or will contain any Misrepresentation (excluding in respect of any written information in any Filings that was provided by or on behalf of BREIT Shareholder or its Representatives expressly for inclusion therein). The Company has not requested confidential treatment of any Filings or filed any confidential material change report (which at the date of this Agreement remains confidential) with a Securities Authority. The Company has made available to the Purchaser all comment letters and all material correspondence between a Securities Authority, on the one hand, and the Company or any Company Subsidiary, on the other hand, since January

1, 2021. As of the date hereof, there are no material outstanding or unresolved comments received from a Securities Authority with respect to any Filings and, as of the date hereof, to the knowledge of the Company, none of the Filings is the subject of an ongoing review by a Securities Authority.

(d)        Except as disclosed in Section 2.5(d) of the Disclosure Letter, to the knowledge of the Company: (i) no related party of the Company (within the meaning of MI 61-101) is entitled to receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement; and (ii) except for the Common Shares owned by the Purchaser, BREIT Shareholder or their respective joint actors (within the meaning of such instrument), no Common Shares are required by MI 61-101 to be excluded from voting on the Arrangement.

(e)        Except for the Common Shares, no class of the Company’s or any Company Subsidiary’s securities is registered, or is required to be registered, under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or is subject to the reporting requirements under Sections 13 or 15(d) of the Exchange Act. No Company Subsidiary is required to file any form or report with any Securities Authority.

(f)        The Company is not an “investment company” registered or required to be registered under the U.S. Investment Company Act of 1940, as amended (the “U.S. Investment Company Act”).

(g)        The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act).

Section 2.6        Financial Statements.

(a)        The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Filings (collectively, the “Financial Statements”) (i) were prepared in accordance with IFRS (as in effect in Canada on the date of such Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Securities Laws) and (ii) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments).

(b)        The Company has established and maintains a system of disclosure controls and procedures and internal control over financial reporting, and has: (i) designed such disclosure controls and procedures, or caused them to be designed under management’s supervision, to provide reasonable assurance that material information relating to each of the Company and the Company Subsidiaries is made known to management by others, particularly during the period in which the financial statements are being prepared and to ensure that material information required to be disclosed by the Company in Filings is recorded, processed, summarized and reported within the time periods specified under Securities Laws; and (ii) designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Section 2.7        Absence of Certain Changes. Except as otherwise contemplated by this Agreement, since December 31, 2022 through the date hereof, (a) except for the discussions, negotiation and execution of this Agreement, the Company and each of the Company Subsidiaries have conducted in all material respects their respective businesses in the Ordinary Course (including as a result of COVID-19 and COVID-19 Measures), (b) there have not been any changes, events, state of facts or developments, that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect, and (c) except for regular quarterly cash dividends or distributions on Common Shares and Preferred Units, there has not been any declaration, setting aside for payment or payment of any dividend or distribution (whether in cash, units or property) with respect to any Common Shares or Preferred Units.

Section 2.8        Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a type required by IFRS as in effect on the date hereof to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations: (a) disclosed, reflected, reserved against or provided for in the consolidated balance sheet of the Company as of September 30, 2023 or in the notes thereto, (b) incurred in the Ordinary Course in all material respects since September 30, 2023, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.9        Permits; Compliance with Laws.

(a)        The Company and each Company Subsidiary is in possession of all franchises, authorizations, licenses, permits, certificates, variances, exemptions, approvals, registrations and orders of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted as of the date hereof (the “Company Permits”), and all such Company Permits are in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the knowledge of the Company, threatened in writing and no such suspension or cancellation will result from the transactions contemplated by this Agreement, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)        The Company and each of the Company Subsidiaries is in compliance with all Laws and Privacy Requirements applicable to the Company, the Subsidiaries and their respective businesses and properties or assets (including Residential Tenancies Laws), in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to the Company or any of the Company Subsidiaries or their operations is pending or, to the knowledge of the Company, threatened in writing, and, to the knowledge of the Company, no Governmental Entity has indicated an intention to conduct the same.

(c)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any director, officer or employee of the Company or any of the Company Subsidiaries, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977 (United States) and the Corruption of Foreign Public Officials Act (Canada), in each case, as amended and including the rules and regulations thereunder.

Section 2.10        Litigation. Except for shareholder or derivative litigation that may be brought relating to this Agreement or the transactions contemplated hereby or events leading up to this Agreement, there is no suit, claim, action, arbitration, investigation or proceeding which is against the Company or any Company Subsidiary (or any of their properties or assets) pending or, to the knowledge of the Company, threatened in writing that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, there is no suit, claim, action or proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Arrangement or any of the other transactions contemplated by this Agreement.

Section 2.11        Employee Benefits.

(a)        Section 2.11(a) of the Disclosure Letter sets forth a list of all material employee benefit plans, programs, policies, agreements or other arrangements or payroll practices that apply to current or former Service Providers including bonus plan, fringe benefits, executive compensation, consulting or other compensation agreements, change in control agreements, incentive, equity or equity-based compensation, deferred compensation arrangements, stock purchase, stock option, carried interest, pension plans, retirement benefits, savings and profit-sharing plans, superannuation benefits, severance pay, sick leave, vacation pay, salary continuation, hospitalization, medical benefits, life insurance, other welfare benefits, cafeteria, scholarship programs, trustees’ and directors’ benefit, which the Company or any Company Subsidiary maintains, contributes to or has any obligation to contribute to or with respect to which the Company or any Company Subsidiary has any direct or indirect liability (each, whether or not identified on Section 2.11(a) of the Disclosure Letter, an “Employee Benefit Plan” and collectively, the “Employee Benefit Plans”); provided that “Employee Benefit Plan” shall not include statutory benefit plans that the Company or any Company Subsidiary is required to participate in, contribute to or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health, tax, workplace safety insurance, parental insurance and employment insurance legislation.

(b)        To the extent applicable, correct and complete copies of the following documents, with respect to each of the Employee Benefit Plans, have been made available to the Purchaser by the Company: (i) plan and related trust documents, and amendments thereto; (ii) funding agreements; (iii) current summary plan descriptions; and (iv) the most recent financial statements and actuarial valuations filed with any Governmental Entity. Except in accordance with the terms of the Employee Benefit Plans or as set forth in Section 2.11(b) of the Disclosure Letter, there have been no promised material improvements, increases or changes to the benefits provided under any Employee Benefit Plan, whether legally binding or not.

(c)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)        the Company and each of the Company Subsidiaries has performed all obligations required to be performed by it under all Employee Benefit Plans;

(ii)        each Employee Benefit Plan has been established, maintained, registered (where applicable) and administered in compliance with its terms and applicable Law;

(iii)        all contributions and premium payments (including all employer and employee contributions and premiums) required to have been made under any of the Employee Benefit Plans, including to any funds or trusts established thereunder or in connection therewith, have been timely made and all contributions and premium payments for any period ending on or before the Effective Date which are not yet due will have been paid or accrued prior to the Effective Date; and

(iv)        there are no actions, suits, arbitrations, investigations, audits or claims (other than routine claims for benefits) filed, or to the knowledge of the Company, threatened in writing with respect to any Employee Benefit Plan.

(d)        To the knowledge of the Company, no notice has been given, and no order is pending, by any Governmental Entity that has resulted or would reasonably be expected to result in any Employee Benefit Plan (i) being ordered or required to be terminated or wound up in whole or in part, (ii) having its registration under any applicable Law revoked, (iii) being placed under the administration of any trustee or other third-party, or (iv) being required to pay any material Taxes or penalties under applicable Law.

(e)        Except for coverage required by applicable Law or that is provided at no cost or expense to the Company or any Company Subsidiary (except for administrative cost or expense) for a period no longer than the period in which continuation coverage may be provided pursuant to Section 4980B of the Code or any similar Law or as set forth in Section 2.11(e) of the Disclosure Letter, there are no agreements or undertakings by the Company or any Company Subsidiary to provide any post-employment health, welfare or life insurance or other retirement benefits to any of their respective present or former Service Providers.

(f)        No share, unit or other security issued by the Company forms or has formed a material part of the assets of any registered Employee Benefit Plan. Each Employee Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable opinion letter or determination letter from the IRS and, to the knowledge of the Company, there is no fact which would adversely affect the qualified status of any such Employee Benefit Plan or the exemption of such trust.

(g)        Except as set forth in Section 2.11(g) of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Arrangement will (either alone or in combination with any other event) (i) result in any payment becoming due, or increase the amount of compensation due, to any current or former Service Provider; (ii) increase any benefits otherwise payable under any Employee Benefit Plan; or (iii) result in the acceleration of the time of payment (including the funding of a trust) or vesting of any compensation or benefits from the Company or any Company Subsidiary to any current or former Service Provider. Without limiting the generality of the foregoing, except as set forth in Section 2.11(g) of the Disclosure Letter, no amount payable to any current or former Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) would reasonably be expected to result in the imposition of an excise tax under Section 4999 of the Code or a loss of deduction under Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligations to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Taxes incurred by such Service Provider, including Taxes incurred under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

Section 2.12        Employment and Labour Matters.

(a)        Neither the Company nor any Company Subsidiary is party to any collective agreements or similar labour agreements (excluding personal services contracts).

(b)        (i) No employees of the Company or any of the Company Subsidiaries are represented by any labour organization; (ii) no labour organization or group of employees of the Company or any of the Company Subsidiaries has made a written demand to the Company or any Company Subsidiary for recognition or certification; (iii) no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of the Company or the Company Subsidiaries by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of the employees of the Company or the Company Subsidiaries; (iv) to the knowledge of the Company, there are no organizing activities involving the Company or any Company Subsidiary pending with any labour organization or group of employees of the Company or any Company Subsidiary; and (v) the Company and the Company Subsidiaries are not currently materially affected and have not been materially affected in the past five years by any actual or threatened work stoppage, strike or other similar labour disturbance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no complaints, charges or claims against the Company or any Company Subsidiary filed or, to the knowledge of the Company, threatened in writing to be brought or filed, with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any Company Subsidiary.

(c)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each Company Subsidiary have not and are not engaged in any unfair labour practice and there are no unfair labour practice charges, grievances or complaints filed or, to the knowledge of the Company, threatened in writing by or on behalf of any employee or group of employees of the Company or any Company Subsidiary. No trade union has applied to have the Company declared a common or related employer pursuant to the Labour Relations Act (Ontario) or any similar legislation in any jurisdiction in which the Company carries on business.

(d)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and each Company Subsidiary is in compliance with all Laws relating to the employment of labour, including all such Laws relating to pay equity, wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (“WARN”), overtime, collective bargaining, discrimination, human rights, affirmative action, occupational safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for any non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (ii) within the last six months, there has been no “mass layoff” or “plant losing” as defined by WARN with respect to the Company or any Company Subsidiary or any group termination pursuant to the Employment Standards Act (Ontario) or any similar legislation in any jurisdiction in which the Company carries on business.

(e)        Since January 1, 2020, neither the Company nor any of the Company Subsidiaries has been party to a settlement agreement resolving material allegations of sexual harassment by or against any current or former director, officer or employee of the Company or any of the Company Subsidiaries. Since January 1, 2020, to the knowledge of the Company, there have not been any material allegations of sexual harassment involving any director, officer or employee of the Company or any of the Company Subsidiaries.

Section 2.13        Tax Matters.

(a)        All income and other material Tax Returns required by applicable Laws to be filed with any Governmental Entity by, or on behalf of, the Company and the Company Subsidiaries have been or will be filed when due in accordance with all applicable Laws (taking into account any applicable extensions), and all such income and material Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.

(b)        Except as set forth in Section 2.13(b) of the Disclosure Letter, each of the Company and the Company Subsidiaries has paid, or has had paid on its behalf, or has collected, withheld and remitted to the appropriate Governmental Entity all income and other material Taxes due and payable on a timely basis, other than those Taxes being contested in good faith, and where payment is not yet due, has established in accordance with IFRS or U.S. generally accepted accounting principles (as applicable and to the extent required thereby) an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on its books and records. There are no Liens on any of the assets of the Company or the Company Subsidiaries with respect to material Taxes except for

Permitted Liens. Except as set forth in Section 2.13(b) of the Disclosure Letter or in the Ordinary Course, no power of attorney with respect to any Tax matter is currently in force.

(c)        Except as set forth in Section 2.13(c) of the Disclosure Letter, as of the date of this Agreement, there is no material audit, examination, investigation, proceeding or other action pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries in respect of any Tax or any Tax Return. Neither the Company nor the Company Subsidiaries (i) to the knowledge of the Company, are subject to a claim or deficiency for any material Tax which has not been satisfied by payment, settled or withdrawn, (ii) to the knowledge of the Company, are subject to a claim by a Governmental Entity in a jurisdiction where the Company or such Company Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction, (iii) has an outstanding request for any Tax ruling from any Governmental Entity or has received a Tax ruling or (iv) is the subject of a “closing agreement” within the meaning of section 7121 of the Code (or any comparable agreement under applicable state, local or non-U.S. Tax Law).

(d)        (i) Each U.S. REIT Subsidiary for all taxable years commencing with such U.S. REIT Subsidiary’s first tax year in which such U.S. REIT Subsidiary elected to be treated as a U.S. REIT has been subject to taxation as a U.S. REIT and has satisfied all requirements to qualify as a U.S. REIT for such tax years; (ii) each U.S. REIT Subsidiary has operated since its formation, and will continue to operate through the Effective Date, in a manner consistent with the requirements for qualification and taxation as a U.S. REIT; and (iii) no challenge from a Governmental Entity is pending or has been threatened in writing with respect any U.S. REIT Subsidiary’s status as a U.S. REIT. None of the Company or any Company Subsidiary has taken any action or omitted to take any action which would reasonably be expected to result in a successful challenge by the IRS to any U.S. REIT Subsidiary’s status as a U.S. REIT. Section 2.13(d) of the Disclosure Letter sets forth a true, correct and complete list identifying each Company Subsidiary and its U.S. tax classification, including whether any such entity is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “QRS”), a corporation that qualifies as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each a “Taxable REIT Subsidiary”) or a U.S. REIT Subsidiary. Section 2.13(d) of the Disclosure Letter sets forth, for each U.S. REIT Subsidiary, the first tax year in which such U.S. REIT Subsidiary elected to be treated as a U.S. REIT for U.S. federal income tax purposes. Each U.S. REIT Subsidiary’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year commencing with such U.S. REIT’s first tax year in which it elected to be treated as a U.S. REIT for U.S. federal income tax purposes and through December 31, 2023, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (x) such U.S. REIT’s U.S. REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year, and (y) such U.S. REIT’s net capital gain for such year.

(e)        As of the date of this Agreement, there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any material Taxes by the Company or any Company Subsidiary.

(f)        The Company and each of the Company Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3402 and 1471 through 1474 of the Code or similar provisions under any state and non-U.S. Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)        There are no Tax Protection Agreements in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised a claim against the Company or any Company Subsidiary for any breach of any Tax Protection Agreements. Neither the Company nor any Company Subsidiary owes or will owe in connection with the transactions contemplated by this Agreement, any amount under any Tax Protection Agreement. As used herein, “Tax Protection Agreements” means any written agreement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement, and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Company Subsidiary Partnership, the Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections and/or (D) only dispose of assets in a particular manner or require the payment of Tax indemnification or reimbursement. As used herein, “Company Subsidiary Partnership” means any Company Subsidiary that is a partnership for U.S. federal income tax purposes.

(h)        All material realty Taxes that are due and payable by the Company or any Company Subsidiary have been or will be at the Effective Date fully paid.

(i)        Each Company Subsidiary that is a partnership or trust in which the Company has a direct or indirect interest has not been, at all relevant times, a “SIFT trust” or “SIFT partnership”, as the case may be, for purposes of the Tax Act.

(j)        The Company and each Company Subsidiary has not acquired property from a non-arm’s length Person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act.

(k)        The terms and conditions made or imposed in respect of every material transaction between the Company or any Company Subsidiary and any Person that is (x) a non-resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with the Company or such Company Subsidiary, as the case may be, for purposes of the Tax Act, do not differ materially from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act.

(l)        Neither the Company nor any Company Subsidiary has participated in a reportable transaction within the meaning set forth in section 1.6011-4(b) of the Treasury Regulations or a reportable transaction within the meaning of section 237.3 of the Tax Act (or any corresponding provision of provincial or territorial Law), a notifiable transaction within the meaning of section 237.4 of the Tax Act (or any corresponding provision of provincial or territorial

Law) or has an obligation to file an information return with respect to a “reportable uncertain tax treatment” within the meaning of section 237.5 of the Tax Act (or any corresponding provision of provincial or territorial law)).

(m)        Neither the Company nor any Company Subsidiary: (i) has agreed to make any material adjustment pursuant to section 481(a) of the Code (or any similar provision of state, local or non-U.S. Tax Law), (ii) has any knowledge that the Internal Revenue Service or any other Governmental Entity has proposed, in writing, such an adjustment or a change in accounting method with respect to the Company or any Company Subsidiary or (iii) has any application pending with the Internal Revenue Service or any other Governmental Entity requesting permission for any change in accounting method.

(n)        Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which section 355 of the Code is applicable.

(o)        Except as set forth in Section 2.13(o) of the Disclosure Letter, neither the Company nor any Company Subsidiary: (i) is or has ever been a member of an affiliated group of corporations filing a consolidated U.S. federal income Tax Return, (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under section 1.1502-6 of the Treasury Regulations (or any similar provision of any U.S. state, local or non-U.S. Law), as a transferee or successor, by contract, or otherwise or (iii) is party to any Tax sharing, Tax allocation or Tax indemnity agreement or arrangement other than a customary commercial agreement or arrangement entered into in the Ordinary Course the primary purpose of which does not relate to Taxes.

(p)        Since its formation, (i) no U.S. REIT Subsidiary has incurred any liability for Taxes under sections 857(b), 857(f), 860(c) or 4981 of the Code or section 337(d) of the Code (and the applicable Treasury Regulations thereunder) and (ii) neither the Company nor any Company Subsidiary has incurred any other material liability for Taxes that have become due and that have not been previously paid other than in the Ordinary Course. No U.S. REIT Subsidiary (other than through a Taxable REIT Subsidiary or any Subsidiary of a Taxable REIT Subsidiary) has engaged at any time in any “prohibited transactions” within the meaning of section 857(b)(6) of the Code. No U.S. REIT Subsidiary has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” or “redetermined TRS service income” described in section 857(b)(7) of the Code. To the knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on a U.S. REIT Subsidiary. No U.S. REIT Subsidiary has any earnings and profits attributed to itself or any other corporation accumulated in any “non-REIT year” within the meaning of section 857 of the Code.

(q)        Except as set forth in Section 2.13(q) of the Disclosure Letter, no U.S. REIT Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) section 1374 of the Code or the “prohibited transactions” Tax under section 857(b)(6) of the Code, nor has it disposed of any such asset during its current taxable year.

(r)        In respect of the holders of Preferred Units, PIPE LLC has duly complied with all non-resident withholding requirements and has collected and remitted to the appropriate Governmental Entity all requisite amounts.

(s)        The Company and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(t)        Neither the Company nor any Company Subsidiary has (i) made any election to defer any payroll Taxes under the CARES Act, (ii) claimed any Tax credit pursuant to Section 7001 or 7003 of the Families First Coronavirus Response Act of 2020 or (iii) taken out any loan, received any loan assistance or received any other financial assistance, or requested any of the foregoing, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program. None of the Company nor any of the Company Subsidiaries has received any COVID-19 Subsidy amounts to which it was not entitled.

Section 2.14        Real Property.

(a)        Section 2.14(a) of the Disclosure Letter lists the common street address and/or legal descriptions for all real property owned by the Company or any Company Subsidiary in fee as of a date no later than five Business Days prior to the date hereof, and the Company or Company Subsidiary, as the case may be, owning such real property (any real property owned in fee is, as the context may require, individually or collectively referred to as the “Owned Real Property”). Except as set forth in Section 2.14(a) of the Disclosure Letter, as applicable, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or a Company Subsidiary has good and valid fee simple title to all Owned Real Property, in each case free and clear of all Liens except for Permitted Liens. Since the date that is five Business Days prior to the date hereof through the date hereof, the Company and the Company Subsidiaries have not acquired or disposed of any Owned Real Property other than the acquisition or sale of individual single-family homes in the Ordinary Course.

(b)        Subject to the immediately succeeding sentence, Section 2.14(b) of the Disclosure Letter lists the common street address for all real property in which the Company or a Company Subsidiary holds as lessee or sublessee a ground lease or ground sublease interest in any real property (such real property is, as the context may require, individually or collectively referred to as the “Ground Leased Real Property”), each ground lease (or ground sublease) pursuant to which the Company or any Company Subsidiary is a lessee (or sublessee) as of a date no later than two Business Days prior to the date hereof, including each amendment or guaranty or any other agreement related thereto (any ground lease (or ground sublease), individually, a “Ground Lease” and collectively, “Ground Leases”) and the Company or the applicable Company Subsidiary holding such leasehold interest. Since the date that is two Business Days prior to the date hereof through the date hereof, the Company and the Company Subsidiaries have not acquired or disposed of any Ground Leased Real Property other than the acquisition or sale of individual single-family homes in the Ordinary Course. Except as set forth in Section 2.14(a) of the Disclosure Letter, as applicable, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or a Company Subsidiary

holds a valid leasehold interest in or a good and valid fee simple title to the Ground Leased Real Property, in each case, free and clear of all Liens except for Permitted Liens.

(c)        Subject to the immediately succeeding sentence, Section 2.14(c) of the Disclosure Letter lists the common street address for all real property in which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold or sublease interest (excluding pursuant to the Ground Leases) (the “Leased Real Property”), each lease or sublease of such real property pursuant to which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold or sublease interest, including each amendment, guaranty or any other agreement relating thereto (“Leases”) and the Company or the applicable Company Subsidiary holding such leasehold interest. Except as set forth in Section 2.14(a) of the Disclosure Letter, as applicable, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or a Company Subsidiary holds a valid leasehold or subleasehold interest as a lessee or sublessee in the Leased Real Property, in each case, free and clear of all Liens except for Permitted Liens. True and complete copies of the Leases and Ground Leases have been made available to the Purchaser.

(d)        The operating budget set forth in Section 2.14(d)(i) of the Disclosure Letter (the “Operating Budget”) discloses, as of the date hereof, on a line-item basis the budgeted operating expenses of the Company and the Company Subsidiaries through December 31, 2024 (the “Operating Expenses”). The development expenditure budgets (the “Development Expenditure Budget”) in Section 2.14(d)(ii) of the Disclosure Letter disclose, as of the date hereof, the budgeted amount of all expenditures and fundings (capital or otherwise) (“Development Expenditures”) by the Company or a Company Subsidiary which remain to be funded through to the completion of the corresponding work or project, in connection with, developments, redevelopments and any projects that are in pre-development (collectively, the “Development Projects”), on, relating to or adjacent to any Owned Real Property or Ground Leased Real Property, in each case, in excess of $275,000. The capital expenditure budget (the “Capital Expenditure Budget”) in Section 2.14(d)(iii) of the Disclosure Letter discloses, as of the date hereof, (A) the budgeted amount of all allowances (including tenant allowances), expenditures and fundings other than those relating to the Development Projects which are shown on the Development Expenditure Budget (the “Capital Expenditures”) by the Company or a Company Subsidiary, which remain to be funded through to the completion of the corresponding work or project, in each case with respect to each project or line item, in excess of $275,000 and (B) the aggregate budgeted Capital Expenditures with respect to those items specified on Section 2.14(d)(iii) of the Disclosure Letter. Except as set forth in Section 2.14(d)(iv) of the Disclosure Letter, there are no individual brokerage commissions or fees in excess of $275,000 that are now due or which would reasonably be expected to become due from the Company or any Company Subsidiary with respect to any individual Owned Real Property or Ground Leased Real Property as of the date hereof.

(e)        Except for such discrepancies, errors or omissions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the rent rolls for the Owned Real Property and Ground Leased Real Property located in Canada and (ii) the data tape for the Owned Real Property and Ground Leased Real Property located in the United States, in each case, set forth in Section 2.14(e) of the Disclosure Letter (the “Rent Rolls”) list each lease, sublease, ground lease or any other occupancy agreement to which the Company or the Company Subsidiaries are party as landlord with respect to each of the applicable Real

Property and Ground Leased Real Property (such leases, together with all amendments, modifications, supplements, renewals, extensions, guarantees and other agreements related thereto, the “Space Leases”) and, in the case of the residential Space Leases at the Owned Real Property and Ground Leased Real Property located in Ontario, the rents contemplated therein do not exceed the maximum amount that that can be charged as rent under such Space Leases in accordance with the applicable Residential Tenancies Laws except to the extent that such amounts have been approved by the Landlord and Tenant Board. Except as set forth in Section 2.14(e) of the Disclosure Letter, neither the Company nor any Company Subsidiaries, on the one hand, nor, to the knowledge of the Company, any other party, on the other hand, is in default under any Material Space Lease, except for defaults that are disclosed in the Rent Rolls or that do not have or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No termination option has been exercised in writing under any of the Material Space Leases that would result in a full or partial termination of such Material Space Lease after the date hereof except as disclosed in Section 2.14(e) of the Disclosure Letter.

(f)        Except for those contracts or agreements set forth in Section 2.14(f) of the Disclosure Letter and the Material Contracts, neither the Company nor any Company Subsidiary has entered into any contract or agreement (collectively, the “Participation Agreements”) with any Person other than the Company or a wholly-owned Company Subsidiary (the “Participation Party”) which provides for a right of such Participation Party to participate, invest, join, partner, have any material interest in (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any current, proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which the Company or any Company Subsidiary has or will have a material interest, including those transactions or properties identified, sourced, produced or developed by such Participation Party (a “Participation Interest”). Section 2.14(f) of the Disclosure Letter sets forth all of the Real Properties which are held by the Company or a Company Subsidiary in respect of which any Participation Party currently has a Participation Interest, and setting forth the Joint Venture Agreements or Participation Agreements, as the case may be, pertaining thereto.

(g)        Except as set forth in the applicable Space Leases or in Section 2.14(g) of the Disclosure Letter or disclosed in the Material Contracts, neither the Company nor any Company Subsidiary is a party to any material agreement pursuant to which a Person other than the Company or any wholly-owned Company Subsidiary manages or manages the development of any of the Owned Real Property and the Ground Leased Real Property (a “Third Party”).

(h)        Except as set forth in Section 2.14(h) of the Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to any material agreement pursuant to which the Company or any of the Company Subsidiaries manages, is a development manager of or is the leasing agent of any real properties for any Third Party.

(i)        Section 2.14(i) of the Disclosure Letter lists all Contracts containing Transfer Rights, the exercise of which involves a payment of an amount, or property or assets the fair market value of which is, in excess of $1,000,000, excluding agreements entered into with residents in the Ordinary Course in respect of the Company’s Vantage resident home purchase program and the Participation Agreements. As of the date hereof, (i) neither the Company nor any Company Subsidiary has exercised any Transfer Right with respect to any asset or Person in an amount in excess of $5,000,000, individually or in the aggregate, which transaction has not yet been consummated and (ii) no Third Party has exercised in writing any Transfer Right with respect to any Company Subsidiary, Owned Real Property or Ground Leased Real Property, which transaction has not yet been consummated.

(j)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, as of the date hereof, none of the Company or any of the Company Subsidiaries has received any written notice to the effect that any condemnation, expropriation or rezoning proceedings are pending or threatened with respect to any of the Owned Real Property or Ground Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and the Company Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all material personal property held or used by them at the Owned Real Property, Ground Leased Real Property or Leased Real Property free and clear of all Liens other than Permitted Liens. The Public Disclosures filed since January 1, 2019 list each real property or leasehold interest in any ground leased property conveyed, transferred, assigned or otherwise disposed of by the Company or any Company Subsidiary (if a Company Subsidiary at the time of such conveyance, transfer, assignment or disposition) since January 1, 2019, except for easements or similar interests and the sale of individual single family rental homes in the Ordinary Course. To the knowledge of the Company, as of the date hereof, none of the Company or any of the Company Subsidiaries has received any written notice of any outstanding claims under any Prior Sale Agreements which would reasonably be expected to result in liability to the Company or any Company Subsidiary in an amount, in the aggregate, in excess of $5,000,000. To the knowledge of the Company, none of the Company or any of the Company Subsidiaries has received any written notice of any outstanding violation of any Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, for any Owned Real Property or Ground Leased Real Property, in each case which has had, or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(k)        Neither the Company nor any Company Subsidiary owns, directly or indirectly, any “residential property” within the meaning of the Prohibition on the Purchase of Residential Property by Non-Canadians Act (Canada).

(l)        Except as set out in Section 2.14(l) of the Disclosure Letter, a policy of title insurance has been issued for each Owned Real Property insuring, as of the effective date of such insurance policy, (i) fee simple title interest held by the applicable Acquired Company, and (ii) to the knowledge of the Company, such insurance policies are in full force and effect, and no material claim has been made against any such policy that remains outstanding as of the date hereof which has had or would be reasonably expected to have a Material Adverse Effect.

(m)        Except as set forth in Section 2.14(m) of the Disclosure Letter, (i) no Owned Real Property is subject to any low or moderate income tenant requirements or any other income-based restrictions or requirements (collectively, the “Income Restrictions”), (ii) no Company Subsidiary has received a written notice of any monetary default or material non-monetary default that has not been cured under any Contract evidencing such Income Restrictions, and (iii) neither the Company Subsidiaries nor any of the counterparties to such Contracts are currently in monetary or material non-monetary default under such Contracts.

(n)        Section 2.14(n) of the Disclosure Letter sets out, for each of the Owned Real Property and Ground Leased Real Property located in Ontario, in respect of the residential Space Leases, a summary of: (i) all pending notices of increases in rent for those increases that exceed the guideline; and (ii) all pending and historic applications made since January 1, 2021 for above guideline increases, including the basis for such applications, the amount above the guideline and the orders (with reasons) therefor.

Section 2.15        Environmental Matters.

(a)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and each Company Subsidiary are and have been in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and at all times during the Company’s and each Company Subsidiary’s ownership or operation of any Real Property, such Real Property has been (and with respect to former Subsidiaries of the Company and properties formerly owned, leased or operated by the Company or any Company Subsidiary or any former Subsidiaries of the Company, to the knowledge of the Company, was during the period owned, leased or operated by any of them) in compliance with all applicable Environmental Laws (including possessing and complying with any required Environmental Permits); (ii) there are no administrative or judicial proceedings relating to Environmental Laws pending or, to the knowledge of the Company, threatened, against the Company, any Company Subsidiary, any Real Property, or, to the knowledge of the Company, any properties formerly owned, leased or operated by the Company or any Company Subsidiary or any former Subsidiaries of the Company; (iii) neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim, in any case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law and, to the knowledge of the Company, no such notice, demand or claim has been threatened; and (iv) each Environmental Permit required of the Company, any Company Subsidiary, and any Real Property is valid and in effect and the renewal of such Environmental Permit has been timely re-applied for.

(b)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging liability on the part of the Company or any Company Subsidiary as a result of a Release of Hazardous Substances; (ii) Hazardous Substances are not present in, at, on or under any of the Real Property, either as a result of the operations of the Company or any Company Subsidiary or, to the knowledge of the Company, otherwise, and to the knowledge of the Company are not present in, at, on or under any other real property for which the Company or any Company Subsidiary could reasonably be expected to be liable, in a quantity or condition that, in either case, would reasonably be expected to result in a liability under Environmental Laws on the part of the Company or any Company Subsidiary or in interference with the use of any such property; (iii) there are, to the knowledge of the Company, no wetlands (as that term is defined in Section 404 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1344, and all implementing regulations) at any Real Property located in the United States, nor is any Real Property subject to any current or, to the knowledge of the Company, threatened environmental deed restriction, use restriction, institutional or engineering control or order or agreement with any Governmental Entity or any other restriction of record; (iv) to the knowledge of the Company, no building, structure or improvement located on any Real Property is or ever has been insulated with urea formaldehyde insulation nor do such buildings, structures or improvements contain asbestos or polychlorinated biphenyls or toxic mold; (v) there are no underground storage tanks that have been used by the Company or any Company Subsidiary or, to the knowledge of the Company, by any other Person that are located on or under the Real Properties; and (vi) no Real Property has ever been used by the Company or any Company Subsidiary or, to the knowledge of the Company, by any other Person as a waste disposal site or burial grounds or cemetery, and there are otherwise no land use restrictions or requirements applicable to any Real Property related to the environment or pursuant to Environmental Laws.

(c)        Except for any of the following documents that contain information regarding environmental matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company has made available to the Purchaser the most recent versions of all material environmental audits, reports and the most recent versions of all other material environmental documents relating to the Company or any Company Subsidiary or any of their current properties, facilities or operations that are in its possession or under its reasonable control.

Section 2.16        Intellectual Property; Data Privacy & Security.

(a)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and the Company Subsidiaries own or have the right to use in the manner currently used all Intellectual Property used by the Company or any Company Subsidiary in the business of the Company and the Company Subsidiaries as currently conducted (the “Intellectual Property Rights”) and (ii) neither the Company nor any of the Company Subsidiaries has received, in the 12 months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of or right to use any of the Intellectual Property Rights. To the knowledge of the Company, no other Person has infringed any Intellectual Property Rights during the 12 months preceding the date hereof, except for any such infringement as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)        To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon any Intellectual Property of any other Person, except for any such infringement that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received, in the 12 months preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement of the Intellectual Property of any other Person by the Company or any of the Company Subsidiaries that has not been settled or otherwise fully resolved, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)        All Persons who invented, developed or created material Intellectual Property for or on behalf of the Company or any Company Subsidiary have irrevocably assigned in writing to the Company or Company Subsidiary (as applicable) all of their rights in the same that do not vest initially in the Company or Company Subsidiary (as applicable) by operation of Law, and all moral rights related thereto have been waived. No material proprietary software that is distributed or made available to third parties incorporates, uses or interacts with any open source or similar software in a manner that would require the Company or any Company Subsidiary to make its material proprietary source code available to any Person in such circumstances, and no Person (other than employees and contractors, solely for the purpose of performing services for the Company and the Company Subsidiaries) has possession of, or any current or contingent right to possess, any material proprietary source code of the Company or any Company Subsidiary.

(d)        Since January 1, 2020 (i) the Company and each Company Subsidiary has maintained written policies and procedures with respect to privacy, data protection, security and the Processing of Personal Information gathered or accessed in the course of the operations of the Company and/or any of the Company Subsidiaries, (ii) those policies and procedures have been commercially reasonable and compliant with applicable Privacy Requirements, and (iii) the Company and each Company Subsidiary has been in compliance with such policies and procedures, except, for purposes of subclauses (ii) and (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each Company Subsidiary maintains disaster recovery plans, procedures and facilities in place that are intended to minimize the disruption of its business in the event of any material failure of any of the Company IT Assets in accordance in all material respects with applicable Privacy Requirements. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (A) neither the Company nor any of the Company Subsidiaries has experienced a security breach, outage, interruption, corruption, or accidental or unauthorized access to, or loss, use or other violation of (each of the foregoing, a “Security Breach”), any IT Assets used by the Company and/or any of the Company Subsidiaries or any data (including confidential information included in the Intellectual Property Rights and Personal Information) stored therein or processed thereby (collectively, the “Company IT Assets”), (B) since January 1, 2020, the Company and each Company Subsidiary has taken reasonable actions and measures to protect the confidentiality, integrity and security of the Company IT Assets, including against any Security Breach, and (C) the Company IT Assets are free from viruses, malware or other corruptants.

Section 2.17        Contracts.

(a)        Section 2.17(a) of the Disclosure Letter sets forth a complete list, in each case as of the date hereof, of each Contract (or the accurate description of principal terms in the case of oral Contracts), including all amendments, supplements and side letters thereto that modify any such Contract in any material respect, to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject (other than any of the foregoing solely between the Company and any of the wholly-owned Company Subsidiaries or solely between any wholly-owned Company Subsidiaries) that:

(i)        is a “material contract” as defined in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

(ii)        is a limited liability company agreement, shareholders agreement, partnership agreement or joint venture agreement or similar Contract (including Joint Venture Agreements and Participation Agreements);

(iii)        is a Material Space Lease, Ground Lease or Material Company Lease;

(iv)        contains covenants of the Company or any of the Company Subsidiaries (A) purporting to limit, in any material respect, either the type of business in which the Company or any of the Company Subsidiaries (or, after the Effective Time, the Purchaser or its affiliates) or any of their affiliates may engage or the geographic area in which any of them may so engage, or (B) imposing most-favored nation, exclusivity or non-compete provisions on the Company, the Company Subsidiaries or any of their affiliates, in each case of clauses (A) and (B) other than exclusive lease provisions and other similar leasing restrictions entered into by the Company in the Ordinary Course, contained in the Material Company Leases or contained in other recorded documents by which real property was conveyed by the Company to any user;

(v)        evidences Indebtedness for borrowed money in excess of $5,000,000 of the Company or any of the Company Subsidiaries, whether unsecured or secured (such Indebtedness, the “Existing Indebtedness” and such Contracts, the “Existing Loan Documents”) or relating to any interest rate caps, interest rate collars or hedging (including interest rates, currency, commodities or derivatives);

(vi)        provides for (A) the pending purchase, sale, assignment, ground leasing or disposition of, or (B) except as set forth in the Material Space Leases, Leases, Ground Leases or Joint Venture Agreements, a Transfer Right to purchase, sell, dispose of, assign or ground lease, in each case, by amalgamation, merger, purchase or sale of assets or shares or otherwise, directly or indirectly, any real property (including any Real Property or any portion thereof) having a value in excess of $5,000,000;

(vii)        except for any Joint Venture Agreements, requires the Company or any Company Subsidiary to make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Company Subsidiary or other Person in excess of $1,000,000;

(viii)        relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding, other than any settlement that provides solely for the payment of less than $1,000,000 in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Company or any Company Subsidiary);

(ix)        with any current executive officer or director of the Company or any of the Company Subsidiaries, or any Company Shareholder beneficially owning 5% or more of the outstanding Common Shares, or, to the knowledge of the Company, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the U.S. Securities Act) of any of the foregoing;

(x)        for the acquisition or disposition (by merger, consolidation, acquisition of equity interests or assets or any other business combination) of any personal property or assets for instruments for aggregate consideration under such Contract of $3,000,000 or more;

(xi)        other than Contracts for ordinary repair and maintenance, any Contract (other than solely among the Company and/or one or more Company

Subsidiaries) relating to the development or construction of, or additions or expansions to, the Real Properties, under which the Company or any Company Subsidiary has, or expects to incur, an obligation under such Contract of individually, $1,000,000 or more;

(xii)        the organizational documents of each Private Fund and any Investment Advisory Arrangement;

(xiii)        the organizational documents of each Co-Investment Vehicle; or

(xiv)        except to the extent such Contract is described in clauses (i) – (xiii) above, calls for or guarantees (A) aggregate payments by, or other consideration from, the Company and the Company Subsidiaries of more than $2,500,000 over the remaining term of such Contract or (B) annual aggregate payments by, or other consideration from, the Company and the Subsidiaries of more than $2,000,000.

Each Contract of a type described in clause (a) of this Section 2.17 is referred to herein as a “Material Contract.” To the knowledge of the Company, the Company has made available to the Purchaser true and complete copies of all Material Contracts as of the date hereof, including amendments, supplements and side letters related thereto.

(b)        Neither the Company nor any Company Subsidiary is in (or has received any written claim of) breach of or default under the terms of any Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breaches or defaults would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, each Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the other parties thereto and is in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, subject to the Bankruptcy and Equity Exception.

Section 2.18        Valuation and Fairness Opinions. The Special Committee and the Company Board have received the Valuation and Fairness Opinions, which valuation and opinions have not been modified, amended, qualified or withdrawn. A true and complete digital copy of such valuation and opinions shall be provided by the Company to the Purchaser promptly following delivery by Morgan Stanley & Co. LLC or Scotia Capital Inc.

Section 2.19        Insurance. Section 2.19 of the Disclosure Letter sets forth a correct and complete list of the material insurance policies held by or for the benefit of the Company or any of the Company Subsidiaries as of the date of this Agreement, including the insurer under such policies and the type of and amount of coverage thereunder. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect, (b) all premiums due and payable thereon have been paid, and (c) neither the Company nor any Company Subsidiary is in material breach of or default under any of such insurance policies.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since December 31, 2022, the Company has not received written notice of termination or cancellation or denial of coverage with respect to any insurance policy, or written notice of failure to renew any such insurance policy or refusal of coverage thereunder or any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

Section 2.20        Private Funds.

(a)        To the knowledge of the Company, the Private Funds meet, and at all times have met, all conditions to be excluded from the definition of “investment company” in the U.S. Investment Company Act pursuant to Section 3(c)(1) and/or 3(c)(7) of the U.S. Investment Company Act.

(b)        The Private Funds do not hold or invest in, and do not intend in the future to acquire, hold, or invest in, any security that is listed on a securities exchange or publicly traded on a securities exchange or on the over-the-counter markets.

(c)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) each Private Fund has sufficient collateral to support its current borrowing; (ii) the Investment Adviser is not a guarantor of, or otherwise liable in connection with, on behalf of, or for any borrowing obligations of any Private Fund; and (iii) at all times since January 1, 2020, all securities and cash of the Private Funds have been maintained at a qualified custodian and the Investment Adviser has obtained the requisite audit of its Private Funds and delivered the audited financial statements to each investor (or authorized representative thereof) in the Private Funds in accordance with Rule 206(4)-2 under the U.S. Advisers Act.

(d)        To the knowledge of the Company, as of the date hereof, there are no material defaults by any Private Fund investors on capital calls or capital contributions with respect to any Private Fund except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and, to the knowledge of the Company, no limited partner or investor in any Private Fund has expressed its intent to fail to fund a capital call or capital contribution except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the extent any Private Fund has or anticipates executing any transactions in instruments regulated by the CFTC, the Investment Adviser or relevant affiliate thereof has timely made all applicable filings and affirmations necessary to claim the applicable exemption from the commodity pool operator or commodity trading authority registration requirements under the U.S. Commodity Exchange Act and any CFTC or NFA rules.

Section 2.21        Investment Advisory Matters.

(a)        Except for the Investment Adviser with respect to the Private Funds, neither the Company nor any Company Subsidiary acts as investment adviser, general partner,

managing member, sponsor, commodity pool operator or commodity trading advisor to any other pooled investment vehicle on the date hereof. The Investment Adviser does not have any investment advisory clients in the United States other than the Private Funds, does not have an investment adviser-client relationship with any investor in the Private Funds, and does not advise any investment companies that are registered or required to be registered pursuant to the U.S. Investment Company Act.

(b)        To the knowledge of the Company, since January 1, 2020, the Investment Adviser has obtained the requisite consent from the applicable investor advisory committee or from individual investors, in all instances where such consent was required by the Fund Documents, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)        The Company has provided the Purchaser with true and complete copies of all written correspondence with the SEC, the United States Commodity Futures Trading Commission (“CFTC”), National Futures Association (“NFA”), or any other Governmental Entity related to the Investment Adviser or any Private Fund since January 1, 2020. With respect to any material written report of, or correspondence regarding, any examination (including any deficiency letter), inspection or investigation of the Investment Adviser or any Private Fund issued by any SEC, the CFTC, NFA, or any other Governmental Entity since January 1, 2020, to the knowledge of the Company, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Governmental Entity has informed the Investment Adviser or any Private Fund that (i) any material deficiencies or violations noted in such examination, inspection or investigation have not been resolved to the satisfaction of such Governmental Entity or (ii) that such Governmental Entity intends to take further action on any such matter.

(d)        The shares or ownership interests of the Private Funds were not offered pursuant to any public offering or any other form of general solicitation or general advertising.

(e)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Investment Adviser has established, adopted, maintained, had in effect, and, to the knowledge of the Company, at all times since January 1, 2020, the Investment Adviser and its respective employees subject thereto have complied with, written policies and procedures and a code of ethics reasonably designed to ensure compliance with applicable Law (including, without limitation, Rules 206(4)-7 and 204A-1 under the U.S. Advisers Act.

(f)        The Investment Adviser, to the knowledge of the Company, has maintained all material records relating to its respective business as an investment adviser as are required to be maintained pursuant to Rule 204-2 under the U.S. Advisers Act and all other Securities Laws except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)        No Person “associated” (as defined in the U.S. Advisers Act) with the Investment Adviser is ineligible or disqualified to serve as a Person “associated” with a registered investment adviser (as defined in the U.S. Advisers Act) or subject to any of the “bad actor” disqualifications described in Rule 506(d)(1) under the U.S. Securities Act, or to the knowledge of the Company has received written notice from any Governmental Entity alleging such ineligibility or disqualification or threatening a suit, action, or proceeding that would reasonably be expected to result in any such ineligibility or disqualification.

(h)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2020, neither the Investment Adviser nor any “covered associate” of the Investment Adviser has made, “coordinated” or “solicited” a “contribution” to an “official” of a “government entity” that would preclude the Investment Adviser from receiving fees from the government entity directly or as a result of that “government entity’s” investment in a Private Fund (as such terms are defined in Rule 206(4)-5 under the U.S. Advisers Act).

Section 2.22        Brokers. Other than Morgan Stanley & Co. LLC, Scotia Capital Inc. and RBC Capital Markets, LLC, no investment banker, broker, finder, financial adviser or other intermediary is entitled to any fee, commission or other payment from the Company or any of the Company Subsidiaries in connection with the Arrangement. The Company has furnished to the Purchaser true and complete copies of all Contracts between the Company or any Company Subsidiary, on the one hand, and Morgan Stanley & Co. LLC, Scotia Capital Inc. or RBC Capital Markets, LLC, on the other hand, in each case relating to the transactions contemplated by this Agreement, which agreements disclose all fees payable thereunder.

Section 2.23        Acknowledgement of No Other Representations or Warranties. The Company acknowledges and agrees that, except for the representations and warranties contained in Article III, neither the Purchaser nor any of its affiliates or Representatives makes or has made any representation or warranty, either express or implied, concerning the Purchaser or its affiliates or any of its or their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement. To the fullest extent permitted by applicable Law and subject to Section 7.8, except with respect to the representations and warranties contained in Article III or any breach of any covenant or other agreement of the Purchaser contained herein, neither the Purchaser nor any of its affiliates, employees, partners or any other Person or their Representatives shall have any liability to the Company or its respective affiliates or Representatives on any basis (including in contract or tort, under federal, provincial or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Purchaser or its affiliates or Representatives to the Company or its affiliates or Representatives in connection with the transactions contemplated hereby. The provisions of this Section 2.23 do not limit the express representations of a Guarantor contained in its respective Guaranty.

Article III.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Company as follows:

Section 3.1        Organization. The Purchaser is an unlimited liability company organized, validly existing and in good standing under the Laws of the Province of British Columbia. The Purchaser is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to prevent or materially delay, individually or in the aggregate, the ability of the Purchaser to consummate the transactions contemplated by this Agreement. The Purchaser has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The notice of articles of the Purchaser is in full force and effect, and no dissolution, revocation or forfeiture proceedings regarding the Purchaser have been commenced.

Section 3.2        Authority. The Purchaser has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery of this Agreement by the other Party to this Agreement) constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.3        No Conflict; Required Filings and Consents.

(a)        None of the execution, delivery or performance of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated by this Agreement will: (i) conflict with or violate the notice of articles, articles or any equivalent organizational or governing document of the Purchaser; (ii) assuming that all consents, approvals and authorizations described in Section 3.3(b) have been obtained and all filings and notifications described in Section 3.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Purchaser or any of its properties or assets; or (iii) with or without notice or lapse of time, or both, require any consent or approval under, violate, conflict with, result in any breach of, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration, notification, cancellation, purchase or sale under, or result in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the properties or assets of the Purchaser pursuant to any Contract to which the Purchaser is a party (or by which any of its properties or assets is bound) or any Permit held by it, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Purchaser to consummate the transactions contemplated hereby.

(b)        None of the execution, delivery or performance of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Purchaser or any of its properties or assets, other than (i) the Interim Order and any approvals required by the Interim Order, (ii) the Final Order, (iii) filings under the OBCA or the Business Corporations Act (British Columbia), (iv) compliance with and filings under applicable antitrust Laws including with respect to obtaining Competition Act Clearance; (v) compliance with and filings under the Investment Canada Act including with respect to obtaining Investment Canada Act Approval, (vi) compliance with Securities Laws and stock exchange rules and policies and (vii) as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Purchaser to consummate the transactions contemplated hereby.

Section 3.4        Litigation.

(a)        As of the date hereof, there is no suit, claim, action or proceeding to which the Purchaser is a party pending or, to the knowledge of the Purchaser, threatened in writing against the Purchaser that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. As of the date hereof, the Purchaser is not subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

(b)        As of the date hereof, there is no bankruptcy, insolvency, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Purchaser, threatened against or relating to the Purchaser, nor, to the knowledge of the Purchaser, are there any events or circumstances which would be reasonably expected to give rise to any such proceeding.

Section 3.5        Purchaser Approval. The shareholder(s) of the Purchaser have determined that the Arrangement and entry into this Agreement are in the best interests of the Purchaser.

Section 3.6        Guaranty. Concurrently with the execution of this Agreement, the Purchaser has delivered the Guaranty to the Company. Each Guaranty is in full force and effect and constitutes the valid and binding obligation of the applicable Guarantor, enforceable against such Guarantor in accordance with and subject to its terms and conditions, except as enforceability may be limited by the Bankruptcy and Equity Exception. No event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of a Guarantor under such Guaranty. The provisions of this Section 3.6 do not limit the express representations of a Guarantor contained in its Guaranty.

Section 3.7        Solvency. Assuming that (a) the conditions set forth in Section 5.1 and Section 5.2 of this Agreement have been satisfied or waived, (b) the representations and warranties set forth in Article II of this Agreement are true and correct, and (c) the projections or forecasts provided by the Company to the Purchaser prior to the date hereof have been prepared in good faith on assumptions that were reasonable at such time, then at and immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement and the Plan of Arrangement, the Purchaser will be Solvent and the Purchaser is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person, means that, as of any date of determination, (i) the fair value of the assets of such Person at a fair valuation will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person, (ii) the “present fair saleable value” of the property of such Person will be greater than the amount that will be required to pay the probable liability of such Person on its debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (iii) such Person will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Effective Date and (iv) such Person will be able to pay its debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

Section 3.8        No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company or any of its affiliates prior to Closing, or any of their respective pre-Closing securityholders (other than securityholders that are affiliates of the Purchaser) in connection with the transactions contemplated herein based upon arrangements made by or on behalf of the Purchaser.

Section 3.9        Absence of Certain Arrangements. Other than this Agreement, the Guaranty and the Confidentiality Agreement, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between the Purchaser or any of its affiliates, on the one hand, and any director, officer, employee or shareholder (other than shareholders that are affiliates of the Purchaser) of the Company, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 3.10        Ownership of Securities of the Company and its Affiliates. Other than the 6,815,242 Common Shares and 240,000 Preferred Units held by BREIT Shareholder, as of the date hereof the Guarantors, the Purchaser and their controlled affiliates do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Common Shares or other securities of the Company or any options, warrants or other rights to acquire Common Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except pursuant to this Agreement.

Section 3.11        Acknowledgement of No Other Representations and Warranties. The Purchaser expressly acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II, none of the Company, the Company Subsidiaries or any of their respective affiliates or Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement. To the fullest extent permitted by applicable Law, except with respect to the representations and warranties contained in Article II or any breach of any covenant or other agreement of the Company contained herein, none of the Company, the Company Subsidiaries or any of their respective affiliates, employees, shareholders or any other Person or their Representatives shall have any liability to the Purchaser or its respective affiliates or Representatives on any basis (including in contract or tort, under federal, provincial or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Company, the Company Subsidiaries or their respective affiliates or Representatives to the Purchaser or its affiliates or Representatives in connection with the transactions contemplated hereby.

Article IV.
COVENANTS AND AGREEMENTS

Section 4.1        Conduct of Business by the Company Pending the Arrangement. During the period from the date of this Agreement to the earlier of (x) the Closing and (y) the termination of this Agreement in accordance with Section 6.1 hereof (the “Interim Period”), except as (a)

otherwise expressly contemplated or permitted by this Agreement, (b) required by Law, (c) disclosed in Section 4.1 of the Disclosure Letter, (d) required to comply with COVID-19 Measures or otherwise taken (or not taken) by the Company or any Company Subsidiary reasonably and in good faith to respond to COVID-19 Measures after providing advance notice to and consulting with the Purchaser (if reasonably practicable) with respect thereto, or (e) consented to in writing by the Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each Company Subsidiary (in the case of each Company Subsidiary that is subject to a Joint Venture Agreement, subject to the “major decision” rights of the third-party limited partners or non-managing members, as applicable, of such Company Subsidiary) to, in all material respects, use commercially reasonable efforts (i) to carry on their respective businesses in the Ordinary Course, consistent with the Operating Budget, the Capital Expenditure Budget and the Development Expenditure Budget and past practice, (ii) to maintain and preserve substantially intact their respective current business organizations, (iii) to retain the services of their respective current officers and key employees, (iv) to preserve their goodwill and relationships with tenants and others having business dealings with them, (v) to preserve their assets and properties in good repair and condition (normal wear and tear excepted) and (vi) to perform and complete all Development Projects in accordance with the applicable project timetable, with good workmanship and consistent with past practices. Without limiting the generality of the foregoing, during the Interim Period, the Company will not and the Company shall cause each Company Subsidiary not to (except as expressly permitted by this Agreement or as expressly contemplated by the transactions contemplated hereby, as required by Law, as set forth in Section 4.1 of the Disclosure Letter or to the extent that the Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, and in the case of each Company Subsidiary that is subject to a Joint Venture Agreement, subject to the “major decision” rights of the third-party limited partners or non-managing members, as applicable, of such Company Subsidiary):

(a)        (i) amend the Company Organizational Documents, the PIPE LLC Organizational Documents or similar organizational or governance documents of any U.S. REIT Subsidiary or (ii) amend the organizational or governance documents of any other Company Subsidiary, other than in the Ordinary Course; provided that this clause (ii) shall not apply to any such documents that are Material Contracts, which shall instead be subject to Section 4.1(p) hereof;

(b)        authorize for issuance, issue, sell, deliver, award or dispose of or agree or commit to issue, sell, deliver, award or dispose of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares or units of any class, partnership interests or any other equity securities, equity equivalents (including any options or share or unit appreciation rights or rights under any employee incentive plans) or voting securities or any other securities convertible into or exchangeable for any shares or units, partnership interests or any other equity securities, equity equivalents (including any options or share or unit appreciation rights or rights under any employee incentive plans) or voting securities, except for (i) the issuance or sale of Common Shares pursuant to the exercise or redemption of derivative securities or the exchange of Preferred Units outstanding on the date hereof and disclosed in Section 2.2(b) or Section 2.2(d) of the Disclosure Letter, and (ii) redeem or transfer units of any Co-Investment Vehicle to the extent required to comply with the terms of such Co-Investment Vehicle’s organizational documents;

(c)        (i) split, combine or reclassify any of their respective shares, units, partnership interests or other equity or voting interests, or undertake any capital reorganization, or reduction of capital or combination thereof, or set aside or pay any dividend or other distribution (whether in cash, shares, units, partnership interests or other equity or voting interests or property or any combination thereof) or amend the terms of any of their respective securities in any manner, except (A) cash dividends for which the Consideration is adjusted or placed in escrow for the account of the Purchaser pursuant to Section 1.10, (B) for the payment of unpaid dividends or distributions declared prior to the date of this Agreement and disclosed in the Public Disclosure, (C) in transactions between the Company and each wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries, (D) distributions on the preferred units issued by any U.S. REIT Subsidiary and disclosed in Section 2.2(b) or Section 2.2(d) of the Disclosure Letter in accordance with the terms of such preferred units which have been made available to the Purchaser prior to the date hereof or (E) distributions on the Preferred Units and disclosed in Section 2.2(b) or Section 2.2(d) of the Disclosure Letter to the extent required by the terms of such Preferred Units; (ii) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective Subsidiaries except, in the case of clause (ii), as may be required by the Company Organizational Documents or the PIPE LLC Organizational Documents or the organizational documents of any Company Subsidiary or Co-Investment Vehicle or pursuant to the terms of the Company’s Employee Share Plans or, in the case of clause (i) or clause (ii), as the Company reasonably determines, after prior consultation with the Purchaser, to be reasonably necessary for any U.S. REIT Subsidiary to maintain its status as a U.S. REIT or avoid or reduce the imposition of U.S. federal income Tax under section 857(b) or 4981 of the Code; or (iii) enter into any Contract with respect to the voting or registration of any shares, units, partnership interests or other equity or voting interests of the Company or any Company Subsidiary;

(d)        subject to the provisions of Section 4.4, authorize, recommend, propose or announce an intention to adopt or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, arrangement, amalgamation, merger, consolidation, restructuring, recapitalization or other reorganization;

(e)        (i) other than as set forth in Section 4.1(e) of the Disclosure Letter or to fund payments to holders of Incentive Securities (as defined in the Plan of Arrangement) as provided in the Plan of Arrangement, incur, assume, refinance or guarantee any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any Person, except for borrowings and guarantees under the Company’s Existing Loan Documents in the Ordinary Course, (ii) except as set forth in Section 4.1(e) of the Disclosure Letter, prepay, refinance or amend any Indebtedness, except for (A) repayments under the Company’s existing credit facilities in the Ordinary Course (specifically excluding the loans secured, directly or indirectly, by any Real Property), and (B) mandatory payments under the terms of any Indebtedness in accordance with its terms or (iii) make loans, advances or capital contributions to or investments in any Person (other than (x) as required by any Contract in effect on the date hereof or (y) as permitted pursuant to Section 4.1(q));

(f)        create or suffer to exist any material Lien (other than Permitted Liens) on any shares, units, partnership interests or other equity or voting interests of any Company Subsidiary;

(g)        except as set forth in Section 4.1(g) of the Disclosure Letter, as required by Law, as required by the terms of any Employee Benefit Plan, or as expressly otherwise contemplated by this Agreement or the Plan of Arrangement, (i) enter into, adopt, amend or terminate any Employee Benefit Plan, (ii) enter into, adopt, materially amend or terminate any agreement, arrangement, plan or policy between the Company or any Company Subsidiary and one or more of their directors or executive officers, (iii) except for increases or payments in the Ordinary Course with respect to employees with annual base salaries of not more than $200,000 (i.e., as part of the regular annual review of, and adjustments to, the compensation and fringe benefits), increase in any manner the compensation or fringe benefits of any employee, officer or director, (iv) grant to any officer, director or employee the right to receive any new severance, change of control or termination pay or termination benefits or any increase in the right to receive any severance, change of control or termination pay or termination benefits, (v) except in the Ordinary Course with respect to any employees with annual base salaries or prospective salaries of not more than $200,000, enter into any new employment, loan, retention, consulting, indemnification, termination or similar agreement, (vi) hire any new employee other than with respect to employees with annual base salaries or prospective salaries of not more than $200,000, (vii) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Employee Benefit Plan or (viii) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Employee Benefit Plan;

(h)        other than in the Ordinary Course (i) sell, pledge, dispose of, transfer, lease, license or encumber (other than Permitted Liens) any material personal property, equipment or assets (other than as set forth in clause (ii) below) of the Company or any Company Subsidiary, except as set forth in Section 4.1(h) of the Disclosure Letter, (ii) except pursuant to existing Contracts set forth in Section 4.1(h) of the Disclosure Letter, in connection with the incurrence of any Indebtedness permitted to be incurred by the Company pursuant to Section 4.1(e) and any execution of Material Space Leases entered into in accordance with Section 4.1(p) below, sell, transfer, pledge, dispose of, lease, license or encumber any real property (including Real Property) other than (A) execution of easements, covenants, rights of way, restrictions and other similar instruments in the Ordinary Course that, individually or in the aggregate, would not reasonably be expected to materially impair the existing use, operation or value of, the property or asset affected by the applicable instrument or (B) sales in the Ordinary Course in an aggregate amount not in excess of $20,000,000 or (iii) pay any amounts pursuant to the Contracts set forth on Section 2.14(d)(iv) of the Disclosure Letter to the extent not expressly required thereunder;

(i)        except as may be required as a result of a change in Law or in IFRS (of which the Company shall promptly notify the Purchaser), make any material change in any accounting principles or accounting practices;

(j)        acquire (whether by merger, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any interest in any Person (or equity interests thereof) or any assets, real property, personal property, equipment, business or other rights, other than (i) acquisitions of personal property and equipment in the Ordinary Course, (ii) any other acquisitions of assets or businesses (excluding real property) for consideration that is individually or in the aggregate not in excess of $5,000,000 or (iii) in connection with property acquisitions listed in Section 4.1(j) of the Disclosure Letter;

(k)        file any material Tax Return that is inconsistent with past practice, amend any material Tax Return, make, change or revoke any entity classification or other material Tax election, settle or compromise any material Tax claim, assessment or reassessment by any Governmental Entity, change an annual accounting period, adopt or change any material accounting method with respect to Taxes, enter into any closing agreement with a Governmental Entity, surrender any right to claim a refund of a material amount of Taxes, consent to or request any extension or waiver of the limitation period applicable to any Tax claim or assessment, enter into, amend or modify any Tax Protection Agreement, take any action or fail to take any action that would violate or be inconsistent with any Tax Protection Agreement or otherwise give rise to a material liability with respect thereto, or enter into a voluntary disclosure or similar agreement or otherwise voluntarily disclosing information to a Governmental Entity with respect to Taxes (except, in each case, if the Company reasonably determines, after prior consultation with Purchaser, that such action is necessary to preserve the status of any U.S. REIT Subsidiary as a U.S. REIT or avoid or reduce the imposition of any U.S. federal income Tax under sections 857(b) or 4981 of the Code);

(l)        apply for or receive any relief under the CARES Act;

(m)        settle, compromise or assign any claim, suit or proceeding (whether or not commenced prior to the date of this Agreement), except for (i) settlements or compromises providing solely for payment of amounts less than $1,000,000 individually, or $2,500,000 in the aggregate (in each case, net of insurance), or (ii) claims, suits or proceedings arising from the Ordinary Course of operations of the Company involving collection matters or personal injury which are fully covered by adequate insurance (subject to customary deductibles); provided, that in no event shall the Company or any Company Subsidiary settle any Transaction Litigation except in accordance with the provisions of Section 4.3(c);

(n)        enter into any agreement or arrangement that limits or otherwise restricts the Company or any affiliate or successor thereto from engaging or competing in any line of business in which it is currently engaged or currently contemplates to be engaged or in any geographic area;

(o)        enter into any new line of business;

(p)        except as set forth in Section 4.1(p) of the Disclosure Letter, (i) amend or terminate, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any Material Contract or enter into a new Contract that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 2.17(a) of the Disclosure Letter or (ii) (A) consent to the taking of any “major decision” or similar term under the Joint Venture Agreements or take any “major decision” or similar term solely in the control of a Company Subsidiary under the Joint Venture Agreements or (B) consent to the taking of any “early individual liquidity option” or similar term and allocation of properties in connection therewith under the Joint Venture Agreements or take any “early individual liquidity option” or similar term and allocation of properties in connection therewith solely in the control of a Company Subsidiary under the Joint Venture Agreements;

(q)        except as set forth in Section 4.1(q) of the Disclosure Letter, make, enter into any Contract for, or otherwise commit to, any Capital Expenditures or Development

Expenditures on, relating to or adjacent to any Real Property; provided, however, that, notwithstanding the foregoing, but subject to the provisions of Section 4.1(p) above, the Company and any Company Subsidiary shall be permitted to make, enter into Contracts for or otherwise commit to: (i) Capital Expenditures and Development Expenditures as required by Law, (ii) emergency Capital Expenditures and Development Expenditures in any amount that the Company determines is necessary in its reasonable judgment to maintain its ability to operate its businesses in the Ordinary Course or to comply with its obligations under any Joint Venture Agreement, and (iii) (A) Development Expenditures with respect to Development Projects in an aggregate amount up to 105% of the Development Expenditure Budget as a whole, and (B) Capital Expenditures in an aggregate amount up to 105% of the Capital Expenditure Budget as a whole;

(r)        except as set forth in Section 4.1(r) of the Disclosure Letter, (i) initiate or consent to any material zoning reclassification of any Real Property or any material change to any approved site plan (in each case, that is material to such Real Property or plan, as applicable), special use permit or other land use entitlement affecting any material Real Properties in any material respect or (ii) amend, modify or terminate, or authorize any Person to amend, modify, terminate or allow to lapse, any material Company Permit;

(s)        fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company or any Company Subsidiary and their respective properties, assets and businesses (including Real Properties); and

(t)        authorize or enter into any Contract or arrangement to do any of the actions prohibited by Section 4.1(a) through Section 4.1(s).

Notwithstanding anything to the contrary in the foregoing enumerated subsections of the second sentence of this Section 4.1, nothing in the enumerated subsections of the second sentence of this Section 4.1 shall prohibit any transactions between the Company and one or more of the wholly-owned Company Subsidiaries or, in the case of a JV Entity, between such JV Entity and a wholly-owned Subsidiary of such JV Entity (and any new wholly-owned Company Subsidiaries or Subsidiaries wholly-owned by a JV Entity, respectively, formed in the Ordinary Course during the Interim Period) or between any of the wholly-owned Company Subsidiaries, in each case, that (i) occur in the Ordinary Course, (ii) are not material to the Company or to the organizational structure or financing of the Company, the Company Subsidiaries and the JV Entities, and (iii) do not involve any other Persons; provided that such transactions shall remain subject in all respects to the remaining requirements of this Article IV and shall not affect the Company’s or the Company Subsidiaries’ ability to complete the transactions contemplated by Section 4.17 and the Plan of Arrangement or the intended effect of such transactions.

Nothing contained in this Agreement shall give the Purchaser, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, the Company and the Company Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their business operations.

Section 4.2        Access to Information.

(a)        During the Interim Period, the Company shall, and shall cause each Company Subsidiary to, (i) give the Purchaser and its authorized Representatives reasonable access during normal business hours, and upon at least 48 hours’ advance notice, to all properties, facilities, personnel and books and records of the Company and each Company Subsidiary in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary and (ii) permit such inspections as the Purchaser may reasonably require and promptly furnish the Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each Company Subsidiary as the Purchaser may reasonably request; provided that all such access shall be coordinated through the Company or its designated Representatives, in accordance with such reasonable procedures as they may establish; and provided further that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (i) result in the loss of attorney-client privilege; (ii) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party; or (iii) breach, contravene or violate any applicable Law (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i) through (iii)). Notwithstanding the foregoing, nothing herein shall authorize the Purchaser or its Representatives to undertake any environmental testing involving sampling of soil, groundwater, air or other environmental medium or similar invasive techniques at any of the properties owned, operated or leased by the Company or any Company Subsidiary, including the type of activities commonly referred to as Phase II environmental site assessments. No investigation under this Section 4.2(a) or otherwise shall affect the representations, warranties, covenants or agreements of the Company or the conditions to the obligations of the Parties under this Agreement, nor shall any such investigation limit or otherwise affect the rights or remedies available hereunder.

(b)        Each of the Parties hereto will hold and will cause its authorized Representatives to hold in confidence all documents and information concerning the Company and the Company Subsidiaries made available to the other Party in connection with the Arrangement pursuant to the terms of that certain confidentiality agreement entered into between the Company and Blackstone Real Estate Services L.L.C., dated October 12, 2023 (the “Confidentiality Agreement”); provided that the Purchaser and its Representatives may disclose Confidential Information (as defined in the Confidentiality Agreement), subject to the confidentiality and use restrictions applicable to “Recipient’s Representatives” (as defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement (i) to the Purchaser’s bona fide prospective and actual third party lenders who are, or who are sought to be, engaged to provide debt financing for the Arrangement (and their respective affiliates, agents and advisors), and (ii) to potential purchasers (and their financing sources) of Real Properties or Company Subsidiaries that directly or indirectly own such Real Properties, in each case of this clause (ii) with the Company’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned.

(c)        The Parties confirm that the Personal Information disclosed in connection with the transactions contemplated by this Agreement, including all such Personal Information disclosed prior to the execution of this Agreement (collectively, the “Disclosed Personal Information”) is necessary for the purposes of determining if the Purchaser shall proceed with the transactions contemplated by this Agreement and to complete such transactions. Solely with respect to Disclosed Personal Information governed by the Personal Information Protection and Electronic Documents Act (Canada) or other provincial legislation deemed substantially similar thereto (“Canadian Privacy Laws”), and solely to the extent the following actions are both required by and in accordance with Canadian Privacy Laws:

(i)        prior to the Closing, the Purchaser shall (A) use reasonable efforts to protect the Disclosed Personal Information by using security safeguards appropriate to the sensitivity of the information, and (B) not use or disclose the Disclosed Personal Information for any purposes other than those related to determining if it shall proceed with the transactions contemplated by this Agreement, the performance of this Agreement, or the consummation of the transactions contemplated by this Agreement;

(ii)        following the Closing, the Purchaser (A) shall not use or disclose the Disclosed Personal Information for any purposes other than (1) those purposes for which the information was initially collected, permitted to be used or disclosed prior to the Closing, or for which additional consent from affected individuals is obtained, or (2) as otherwise permitted or required by applicable Laws, (B) shall give effect to any withdrawal of consent from the affected individuals with respect to the Disclosed Personal Information, and (C) shall work with the Company to notify, to the extent required by any Canadian Privacy Laws, the affected individuals within a reasonable time after Closing, that the transactions have been completed and that the Disclosed Personal Information has been disclosed to the Purchaser; and

(iii)        if the Closing does not occur, the Purchaser shall, as instructed by the Company, return to the Company or securely destroy the Disclosed Personal Information within a reasonable period of time following such instruction.

Section 4.3        Appropriate Action; Consents; Filings.

(a)        Each Party hereto shall: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Arrangement; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; (iii) promptly inform the other Parties of any substantive communication to or from any Governmental Entity or third party regarding the Arrangement; (iv) promptly furnish the other with copies of notices or other communications received by the Purchaser or the Company, as the case may be, or any of their Subsidiaries, from any third party or any Governmental Entity with respect to the transactions contemplated by this Agreement, except to the extent of competitively or commercially sensitive information, which competitively sensitive and/or commercially sensitive information will be provided only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person and (v) respond as promptly as reasonably practicable to any inquiries or requests received from a Governmental Entity in connection with the transactions contemplated by this Agreement. Each Party hereto will have the right to review in advance, and each Party will consult and cooperate with the other Parties and will consider in good faith the views of the other Parties in connection with, any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the transactions contemplated by this Agreement, and will provide the other party with final copies thereof, except in respect of competitively or commercially sensitive information, which competitively and/or commercially sensitive information will be redacted from communications to be shared with the other party and will be provided (on an unredacted basis) only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each Party hereto will permit authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(b)        Subject to the terms and conditions of this Agreement, each Party hereto will use commercially reasonable efforts to consummate the Arrangement and to cause to be satisfied all conditions precedent to its obligations under this Agreement and will use commercially reasonable efforts to obtain any consents from any Person the Purchaser elects to seek, acting reasonably, in connection with the transactions contemplated by this Agreement, the Purchaser’s structuring in connection with the acquisition and/or the Purchaser’s financing thereof, including, in each case consistent with the foregoing, (i) preparing and filing as promptly as practicable, but in any event no later than twenty (20) Business Days after the date of this Agreement in the case of: (A) a request for an advance ruling certificate pursuant to Section 102 of the Competition Act, and if deemed advisable by the Purchaser or the Company, acting reasonably, a pre-merger notification filing under Part IX of the Competition Act, and (B) an application for review under Part IV of the Investment Canada Act, with the objective of being in a position to consummate the Arrangement as promptly as practicable following the date of the Shareholder Meeting, all documentation to effect all necessary or advisable applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Entity or third party in connection with the transactions contemplated by this Agreement, including any that are required to be obtained under any federal, provincial, state or local Law (including the filings required to obtain Competition Act Clearance and Investment Canada Act Approval) or Material Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, (ii) defending all lawsuits or other legal proceedings against it or any of its affiliates relating to or challenging this Agreement or the consummation of the Arrangement (“Transaction Litigation”), and (iii) effecting all necessary or advisable registrations and other filings required under Securities Laws or any other federal, provincial, state or local Law relating to the Arrangement. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any consents in connection with the transactions contemplated by this Agreement from any Person (other than from a Governmental Entity) or any other consents the Purchaser elects to seek, acting reasonably, in connection with the transactions contemplated by this Agreement, the Purchaser’s structuring in connection with the acquisition and/or the Purchaser’s financing thereof, (i) without the prior written consent of the Purchaser, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligations, (ii) none of the Purchaser or any of its affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligations and (iii) the consummation of the Arrangement shall not be conditioned on, or delayed or postponed as a result of the receipt of (or failure to receive) such consents. In the event that the Company fails to obtain any such consent, the Company shall use commercially reasonable efforts, and shall take such actions as are reasonably requested by the Purchaser, to minimize any adverse effect upon the Company and the Purchaser and their respective affiliates and businesses resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. For purposes of obtaining Investment Canada Act Approval, the Purchaser’s commercially reasonable efforts means negotiating in good faith and agreeing to such undertakings to the Minister relating to the Company’s Canadian business operations as are required to obtain Investment Canada Act Approval; provided that (i) the Purchaser shall not be required to agree to any set of undertakings or other obligations that is, in aggregate, materially more burdensome than any set previously agreed to in connection with any other acquisition of a real estate business in Canada by affiliates of the Purchaser during the preceding seven years, and (ii) the Purchaser shall not be required to agree to any undertakings or other obligations that would require the Purchaser, the Company or the Company Subsidiaries to violate or amend any Material Contracts (or any other management and/or services agreements relating to the Company’s or the Company Subsidiaries’ joint ventures or co-owned properties) or obtain consent from the Company’s or the Company Subsidiaries’ existing joint venture partners or co-investors.

(c)        Subject to applicable Law, each Party shall keep the other Parties reasonably informed regarding any Transaction Litigation unless doing so would, in the reasonable judgment of such Party, jeopardize any privilege of such Party or any of its Subsidiaries with respect thereto. Subject to applicable Law, the Company shall promptly advise the Purchaser orally and in writing of the initiation of and any material developments regarding, and shall reasonably consult with and permit the Purchaser and its Representatives to participate in the defense, negotiations or settlement of, any Transaction Litigation, and the Company shall give consideration to the Purchaser’s advice with respect to such Transaction Litigation. The Company shall not, and shall not permit any Company Subsidiaries nor any of its or their Representatives to, compromise, settle or come to a settlement arrangement regarding any Transaction Litigation or consent thereto unless the Purchaser shall otherwise consent in writing (which shall not be unreasonably withheld, conditioned or delayed).

(d)        Prior to the Effective Date, the Company shall cooperate with the Purchaser and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the TSX and NYSE, as applicable, to cause as promptly as practicable after the Effective Time the delisting of the Common Shares from the TSX and NYSE, the deregistration of the Common Shares under the Exchange Act and the Company to cease to be a reporting issuer under Canadian Securities Laws as promptly as practicable after such delisting.

(e)        Notwithstanding any other provision of this Agreement, each of the Purchaser and the Company shall not, and shall cause their respective Subsidiaries not to, enter into, or agree to enter into, any agreement to acquire any real property (or any interest therein) or take any other action, whether directly or indirectly, after the date of this Agreement until the earlier of the termination of this Agreement or the Effective Date, that would be reasonably likely to (i) materially increase the risk of any Governmental Entity undertaking a materially more significant or longer review of the transactions contemplated by this Agreement or entering an order prohibiting the consummation of the transactions contemplated by this Agreement, including the Arrangement, (ii) materially increase the risk of not being able to have vacated, lifted, reversed or overturned any such order on appeal or otherwise, or (iii) otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, including the Arrangement.

(f)        Nothing in this Section 4.3 or any other provision of this Agreement shall require the Purchaser or any affiliate of the Purchaser (including Blackstone Inc. (“Blackstone”)) to agree or otherwise be required to take any action, including selling, divesting, disposing of, licensing, holding separate, giving any undertaking or any other action that limits in any respect its freedom of action with respect to, or ability to retain, develop or acquire, any assets, business or portion of any business, products, rights, services, licenses, of the Purchaser or any affiliates of the Purchaser (including Blackstone and any current or future investment funds or investment vehicles affiliated with, or managed or advised by, Blackstone or its affiliates, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Blackstone or of any such investment fund or investment vehicle), or any interest therein, in each case, other than with respect to the Purchaser, the Company and the Company Subsidiaries following the Closing.

Section 4.4        Solicitation; Acquisition Proposals; Adverse Recommendation Change.

(a)        Subject to the other provisions of this Section 4.4, (i) from and after the date of this Agreement, the Company shall, and shall cause each of the Company Subsidiaries, and its and their officers and directors to, and shall direct its and their other Representatives to, immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with respect to any Acquisition Proposal and (ii) during the Interim Period, the Company shall not, and shall cause each of the Company Subsidiaries, and its and their officers and directors not to, and shall not authorize and shall use commercially reasonable efforts to cause its and their other Representatives not to, directly or indirectly through another Person, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (an “Inquiry”), (B) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any Acquisition Proposal or Inquiry, (C) approve or recommend an Acquisition Proposal, (D) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, arrangement agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other Contract (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.4(b)) providing for or relating to an Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (any of the foregoing referred in this clause (D), an “Alternative Acquisition Agreement”), or (E) propose or agree to do any of the foregoing.

(b)        Notwithstanding anything to the contrary in this Section 4.4 but subject to the compliance of the Company with the provisions of this Section 4.4, at any time prior to obtaining the Company Shareholder Approval, the Company may, directly or indirectly, through any Representative, in response to an unsolicited written bona fide Acquisition Proposal by a third party made after the date of this Agreement that did not result from a breach of this Section 4.4 (it being agreed that the Company Board may correspond in writing with any Person making such a written Acquisition Proposal to request clarification of the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal), (i) furnish non-public information to such third party (and such third party’s Representatives) making such Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on customary terms no more favourable in any material respect to such Person than the Confidentiality Agreement; provided that such agreement may permit the counterparty to make a confidential Acquisition Proposal that may constitute a Superior Proposal to the Company Board (such confidentiality agreement, an “Acceptable Confidentiality Agreement”), and (B) any non-public information concerning the Company or the Company Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to the Purchaser, be provided to the Purchaser as promptly as practicable after providing it to such third party (and in any event within 48 hours thereafter)), and (ii) engage in discussions or negotiations with such third party (and such third party’s Representatives) with respect to the Acquisition Proposal if, in the case of each of clauses (i) and (ii), the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal.

(c)        The Company shall notify the Purchaser promptly (but in no event later than 48 hours) after receipt of any Acquisition Proposal or any request for non-public information relating to the Company or any Company Subsidiary by any third party that informs the Company that it is considering making, or has made, an Acquisition Proposal, or any Inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Acquisition Proposal. Such notice shall identify the Person making such Acquisition Proposal or Inquiry and shall indicate the material terms and conditions of any Acquisition Proposals, Inquiries, proposals or offers, to the extent known (including, if applicable, providing copies of any written Inquiries, requests, proposals or offers and any proposed agreements related thereto, to the extent available, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Acquisition Proposals, Inquiries, proposals or offers). The Company shall also promptly, and in any event within 48 hours, notify the Purchaser if it enters into discussions or negotiations concerning any Acquisition Proposal or provides non-public information to any Person in accordance with Section 4.4(b), notify the Purchaser of any change to the financial and other material terms and conditions of any Acquisition Proposal and otherwise keep the Purchaser reasonably informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all proposals, offers, drafts of proposed agreements and correspondence relating thereto. Neither the Company nor any Company Subsidiary shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to the Purchaser.

(d)        Except as permitted by this Section 4.4(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify in any manner adverse to the Purchaser (or publicly propose to withhold, withdraw, modify or qualify in a manner adverse to the Purchaser), the Company Board Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Acquisition Proposal, (iii) fail to include the Company Board Recommendation in the Circular (any of the actions described in clauses (i), (ii) and (iii) of this Section 4.4(d), an “Adverse Recommendation Change”), or (iv) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company or any Company Subsidiary to enter into, any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Shareholder Approval, the Company Board shall be permitted to effect an Adverse Recommendation Change if the Company Board has received an unsolicited written bona fide Acquisition Proposal not resulting from a breach of this Section 4.4 (and the Company is not in breach of this Section 4.4(d) or Section 4.4(e) (other than, in the case of Section 4.4(e), any breach that has a de minimus effect), and is not in breach of the other subsections of this Section 4.4 in any material respect) that, in the good faith determination of the Company Board, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by the Purchaser pursuant to Section 4.4(e), and such Acquisition Proposal is not withdrawn.

(e)        The Company Board shall only be entitled to effect an Adverse Recommendation Change as permitted under Section 4.4(d) if (i) the Company has provided prior written notice (a “Notice of Change of Recommendation”) to the Purchaser that the Company intends to take such action, identifying the Person making the Superior Proposal and describing the material terms and conditions of the Superior Proposal that is the basis of such action, including, if applicable, copies of any written proposals or offers and any proposed agreements related to a Superior Proposal (it being agreed that the delivery of the Notice of Change of Recommendation by the Company shall not constitute an Adverse Recommendation Change), (ii) during the period following the Purchaser’s receipt of the Notice of Change of Recommendation and ending at 11:59 p.m. (New York City time) on the 5th Business Day thereafter (a “Notice of Change Period”), the Company shall, and shall cause its Representatives to, negotiate with the Purchaser in good faith (to the extent the Purchaser desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of the Notice of Change Period, the Company Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by the Purchaser in response to the Notice of Change of Recommendation or otherwise, that the Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such a Superior Proposal shall require a new Notice of Change of Recommendation, and the Company shall be required to comply again with the requirements of this Section 4.4(e); provided, however, that the Notice of Change Period shall be deemed to be a period ending at 11:59 p.m. (New York City time) on the 3rd Business Day following receipt by the Purchaser of any such new Notice of Change of Recommendation.

(f)        If the Company provides the Purchaser with a Notice of Change of Recommendation on a date that is five Business Days or less prior to the scheduled date of the Shareholder Meeting, then the Company may (or, at the Purchaser’s request, will) postpone or adjourn the Shareholder Meeting to a date that is not later than the earlier of ten Business Days after the previously scheduled date of the Shareholder Meeting and the tenth Business Day prior to the Outside Date; provided, however, that without the prior written consent of the Purchaser, in no event shall the Shareholder Meeting be held on a date that is more than 30 days after the date for which the Shareholder Meeting was originally scheduled.

(g)        Nothing contained in this Section 4.4 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from making any disclosure to the shareholders of the Company if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with the directors’ duties under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position shall not constitute an Adverse Recommendation Change) or is required by applicable Law; provided, however, that neither the Company nor the Company Board shall be permitted to recommend that the shareholders of the Company tender any securities in connection with any take-over bid that is an Acquisition Proposal or effect an Adverse Recommendation Change with respect thereto, except as permitted by Section 4.4(d) and Section 4.4(e).

(h)        The Company shall not, and shall not permit any Company Subsidiary to, terminate, waive, amend or modify any provision of (A) any standstill or confidentiality agreement to which the Company or any Company Subsidiary is a party, except to allow the applicable party to make a non-public Acquisition Proposal to the Company Board or (B) subject to Section 1.11, the Shareholder Rights Plan. For greater certainty, in no event shall the automatic termination, in accordance with its terms, of any such standstill or confidentiality agreement upon the execution and delivery of this Agreement be considered a violation of this Section 4.4(h).

Section 4.5        Resignations. The Company shall use commercially reasonable efforts to obtain and deliver to the Purchaser at the Closing evidence reasonably satisfactory to the Purchaser of the resignation or removal effective as of the time specified in the Plan of Arrangement, of those directors (or persons occupying similar positions in any limited liability company or other entity) and/or officers of the Company or any Company Subsidiary designated by the Purchaser to the Company in writing at least three Business Days prior to the Effective Date. For the avoidance of doubt, the resignation or removal of any such officer of the Company or any Company Subsidiary shall not, in and of itself, constitute a resignation or termination of such officer’s employment with the Company or any Company Subsidiary, as applicable, for any purpose, and shall not affect any rights that such officer may have with respect to severance payments and benefits in the event of a termination of the officer’s employment in connection with a change in control of the Company or any Company Subsidiary.

Section 4.6        Public Announcements. The Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Arrangement and shall not issue any such press release or make any such public statement without the prior consent of the other Party; provided, however, that a Party may, without the prior consent of the other Party, issue such press release or make such public statement as may be required by applicable Law or the applicable rules of any stock exchange or quotation system if the Party issuing such press release or making such public statement has provided the other Party with an opportunity to review and comment (and the Parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement; provided further that such consultation and consent shall not be required with respect to any release, communication or announcement in connection with an Adverse Recommendation Change made in accordance with this Agreement. The Parties acknowledge that the Company will file this Agreement and a material change report relating thereto on SEDAR+ and will file this Agreement and various related disclosures with the SEC, which shall be subject to the immediately preceding sentence and Section 1.4. For the avoidance of doubt, none of the foregoing shall prevent (a) the Company or the Purchaser from making (i) internal announcements to employees and having discussions with shareholders, financial analysts and other stakeholders; or (ii) public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, in each case of clauses (i) and (ii) so long as such announcements and discussions are substantially similar in all material respects with the most recent press releases, public disclosures or public statements made by the Company in compliance with this Agreement, or (b) the Purchaser or its affiliates from communicating with their respective investors concerning the terms of the Arrangement or funding arrangements in connection therewith.

Section 4.7        Directors’ and Officers’ Indemnification.

(a)        From and after the Effective Time, the Purchaser shall cause the Company to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each current or former director or officer of the Company or any of the Company Subsidiaries and each fiduciary under benefit plans of the Company or any of the Company Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the completion of the transactions set out in the Plan of Arrangement (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such Person is or was a director, officer or fiduciary under benefit plans, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such Person’s rights under this Section 4.7; provided, that (x) the Company shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and (y) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, the Company shall not be obligated under this Section 4.7(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Effective Time), the Company shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly, and in any event within ten days, after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that, if legally required, the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under applicable Law).

(b)        From and after the Closing, the Purchaser shall cause the Company to maintain the Company’s officers’ and directors’ liability insurance policies (accurate and complete copies of which have been previously provided to the Purchaser) in effect on the date hereof (the “D&O Insurance”) for a period of not less than six years after the Effective Date; provided that the Company may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring on or prior to the Effective Time; provided further that in no event shall the Purchaser or the Company be required to pay annual premiums in the aggregate of more than an amount equal to 300% of the current annual premiums paid by the Company for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; provided further that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Purchaser shall cause the Company to procure and maintain for such six-year period as much coverage as can be reasonably obtained for the Maximum Amount. The Purchaser shall have the option to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy or policies on terms and conditions no less advantageous than the Company’s existing D&O Insurance, subject to the limitations set forth in the provisos above in this Section 4.7(b), and such “tail” policy or policies shall satisfy the provisions of this Section 4.7(b).

(c)        The obligations of the Purchaser and the Company under this Section 4.7 shall survive the Closing and the consummation of the Arrangement and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 4.7 applies (it being expressly agreed that the Indemnified Parties to whom this Section 4.7 applies shall be third party beneficiaries of this Section 4.7, each of whom (including his or her heirs, executors or administrators and his or her Representatives, successors and assigns) may enforce the provisions of this Section 4.7) without the consent of the Indemnified Party (including the successors, assigns and heirs of such Indemnified Party) affected thereby. In the event that the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if the Purchaser dissolves the Company, then, and in each such case, the Purchaser shall cause proper provision to be made so that the successors and assigns of the Company shall assume the obligations set forth in this Section 4.7.

(d)        For a period of not less than six (6) years from the Effective Time, the Company shall provide to the Indemnified Parties the same rights to exculpation, indemnification and advancement of expenses as provided to the Indemnified Parties under the provisions of the Company’s and the Company Subsidiaries’ charter, by-laws or similar organizational documents as in effect as of the date hereof and the Company’s charter, by-laws or similar organizational documents shall not contain any provisions contradictory to such rights. The contractual indemnification rights set forth in Section 4.7(d) of the Disclosure Letter in existence on the date of this Agreement with any of the current or former directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Company without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(e)        The provisions of this Section 4.7 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Nothing in this Agreement, including this Section 4.7, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 4.7 is not prior to, or in substitution for, any such claims under any such policies.

Section 4.8        Employee Matters.

(a)        From the Effective Time until the first anniversary of the Effective Date (or until the applicable Continuing Employee’s employment is terminated, if earlier), the Purchaser shall provide or cause its Subsidiaries to provide (i) to individuals who are employees of the Company or any Company Subsidiary immediately prior to the Effective Time and who continue employment with the Purchaser or any Subsidiary of the Purchaser following the Effective Time (including, upon their return to active employment, employees who are not actively at work on account of illness, disability, workers’ compensation or leave of absence) (each, a “Continuing Employee”), annual base salary and AIP Opportunity (as defined below) that in each case that are no less favorable in the aggregate than the annual base salary and AIP Opportunity that in each case provided to such Continuing Employees immediately prior to the Effective Time; provided, that, for the avoidance of doubt, (x) the Purchaser shall not be required to issue equity or equity-based compensation and may instead provide Continuing Employees with substitute cash-based long-term incentive compensation opportunities and (y) a portion of the AIP Opportunity equal to or less than the portion of the AIP Opportunity settled in equity or equity-based awards with respect to the Company’s fiscal year 2023 annual incentive plan may be granted on terms and conditions (including vesting and forfeiture terms) that are substantially similar to such equity or equity-based awards issued with respect to the Company’s fiscal year 2023 annual incentive plan, and (ii) to the Continuing Employees employee benefits (including benefits provided under the Employee Benefit Plans, severance benefits and vacation entitlement but excluding any Special Compensation) that are substantially comparable, in the aggregate, to the employee benefits (including benefits provided under the Employee Benefit Plans, severance benefits and vacation entitlement but excluding any Special Compensation) provided to the Continuing Employees, collectively, immediately prior to the Effective Time. For purposes of this Section 4.8, (A) “AIP Opportunity” shall mean, with respect to a Continuing Employee, such Continuing Employee’s aggregate annual award opportunity under the Company’s fiscal year 2024 annual incentive plan or metrics-based cash incentive plan for which the Continuing Employee is otherwise eligible and (B) “Special Compensation” shall mean any transaction bonus awards, special or non-recurring incentive awards, retention awards, awards under the long-term incentive plans of the Company, any Company Subsidiary or any affiliate of the Company (including in respect of any Co-Investment Vehicle) and similar incentives. For the avoidance of doubt, the Purchaser’s obligations with respect to AIP Opportunity under this Section 4.8(a) shall take into account and be reduced by any payments made by the Company or any Company Subsidiary in connection with the Closing under the Company’s fiscal year 2024 annual incentive plan or metrics-based cash incentive plans, such that there is no duplication of benefits.

(b)        With respect to each employee benefit plan, program, policy or agreement or other arrangement maintained by the Purchaser or its Subsidiaries following the Closing and in which any of the Continuing Employees participate (each, a “Purchaser Plan”), and except to the extent necessary to avoid duplication of benefits, service with the Company or any Company Subsidiary and the predecessor of any of them shall be treated as service with the Purchaser or any of its Subsidiaries for purposes of determining eligibility to participate, vesting (if applicable) and entitlement to benefits including any paid time off and severance plans (but not for accrual of or entitlement to pension benefits, post-employment welfare benefits, special or early retirement programs, or similar plans which may be in effect from time to time), to the extent such service was recognized by the Company or any Company Subsidiary as of the date hereof. The Purchaser shall take all necessary actions so that each Continuing Employee shall after the Effective Time continue to be credited with the unused paid time off credited to such employee through the Effective Time under the applicable paid time off policies of the Company or any Company Subsidiaries (subject to the same forfeiture conditions and accrual limits applicable prior to the Effective Time).

(c)        The Purchaser shall, or shall cause its Subsidiaries, as the case may be, to (i) waive all limitations as to preexisting conditions, exclusions, actively at work requirements, waiting periods or any other restriction that would prevent immediate or full participation under the Purchaser Plans with respect to participation and coverage requirements applicable to all Continuing Employees and their dependents under any Purchaser Plan that is a welfare plan that such Continuing Employees may be eligible to participate in after the Effective Date, other than limitations, exclusions, actively at work requirements, waiting periods or other restrictions that are already in effect with respect to such employees and that have not been satisfied as of the Effective Date under any Employee Benefit Plan and (ii) provide each such Continuing Employee and his or her dependents with full credit for any co-payments and deductibles satisfied prior to the Effective Date for the plan year within which the Effective Time occurs in satisfying any applicable deductible, co-payment, co-insurance or out-of-pocket requirements, and for any lifetime maximums, under any welfare plans that such employees and his or her eligible dependents are eligible to participate in after the Effective Date.

(d)        Without limiting the generality of Section 7.6, no provision of this Section 4.8, express or implied, (i) is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person (including any Continuing Employee and any dependent or beneficiary thereof) other than the Parties hereto and their respective successors and assigns, (ii) shall constitute an amendment of, or an undertaking to amend, any Employee Benefit Plan or any employee benefit plan, program or arrangement maintained by the Purchaser or any of its Subsidiaries or (iii) is intended to prevent the Purchaser or any of its Subsidiaries from amending or terminating any Employee Benefit Plan in accordance with its terms or terminating the employment of any Continuing Employee.

(e)        Effective as of the Effective Time, the Company shall take all actions necessary to effect the amendments to the Employee Benefit Plans described in Section 4.8(e) of the Disclosure Letter.

(f)        Not less than five (5) and not more than ten (10) Business Days prior to the Effective Date, the Company Board shall, in good faith consistent with past practice, (i) determine, with respect to all outstanding Performance Share Units in respect of the fiscal years in a Performance Period (as defined in the Performance Share Unit Plan) scheduled to end after the Effective Time, the Performance Multiplier (as defined in the Performance Share Unit Plan, but excluding clause (iii) of Section 8(b) of the Performance Share Unit Plan) , and (ii) following such determination, adjust the number Performance Share Units in the account of each holder of outstanding Performance Share Units in accordance with Section 6(f) of the Performance Share Unit Plan; provided, that, prior to making the adjustment described in clause (ii), the Company shall inform Purchaser of the Performance Multiplier determinations made under clause (i).

(g)        The Company shall, in accordance with the terms of the Stock Option Plan, take all actions necessary or appropriate to fully vest each Stock Option outstanding effective as of at least ten (10) Business Days prior to the Effective Date and, not less than ten (10) Business Days prior to the Effective Date, give notice to each holder of Stock Options outstanding as of such date of the acceleration of such Stock Options and the ability of such holder to exercise such Stock Options not later than five (5) Business Days prior to the Effective Date, such that any such Stock Options that remain unexercised as of the Effective Date shall terminate in accordance with the Plan of Arrangement.

(h)        At or prior to the Effective Time, the Company and the Company Board, as applicable (or appropriate committee with delegated authority therefrom), shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of the Plan of Arrangement with respect to the Incentive Securities (as defined in the Plan of Arrangement), and shall take all actions necessary to terminate the Employee Share Plans and all grant agreements thereunder in accordance with the Plan of Arrangement.

Section 4.9        Notification of Certain Matters.

(a)        The Company shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Company, of any notice or other communication received by such Party or its Subsidiaries from any Governmental Entity in connection with this Agreement, the Arrangement or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Arrangement or the other transactions contemplated by this Agreement.

(b)        The Purchaser shall notify the Company prior to making any request of another Person for any consents in connection with the transactions contemplated by this Agreement, the Purchaser’s structuring in connection with the acquisition and/or the Purchaser’s financing thereof, and shall keep the Company reasonably informed of the status of such consents (including providing the Company with copies of all material documentation and written correspondence in connection therewith). In connection with obtaining any such consents, the Company shall promptly following the Purchaser’s request deliver to the applicable Person a consent request prepared by the Purchaser in a form reasonably acceptable to the Company. The Company shall give prompt notice to the Purchaser of any notice or other communication received by it or any Company Subsidiary from any such Person whose consent is sought (including providing the Purchaser with copies of all material documentation and written correspondence in connection therewith).

(c)        The Company shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied by the Outside Date or (ii) the Company fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement and shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

Section 4.10        Dividend Reinvestment Plan. The Company shall immediately suspend the Dividend Reinvestment Plan in accordance with its terms in respect of all dividends or distributions declared or payable by the Company on or after the date hereof and in respect of all cash purchases of Common Shares under the Dividend Reinvestment Plan and shall not reinstate the Dividend Reinvestment Plan prior to the termination of this Agreement.

Section 4.11        Taxes.

(a)        U.S. REIT Matters. The Company shall not take any action that would, or fail to take any action, the failure of which would, reasonably be expected to cause any U.S. REIT Subsidiary (i) to fail to qualify for taxation as a U.S. REIT for its current taxable year and any other taxable year that includes the Effective Date, (ii) to become liable for U.S. federal income Tax under section 857(b) or 4981 of the Code, or (iii) cause any Company Subsidiary that is currently treated as a partnership, disregarded entity, QRS, Taxable REIT Subsidiary or U.S. REIT for U.S. federal income tax purposes to cease to be treated as such, as the case may be.

(b)        Tax Opinion. The Company shall use commercially reasonable efforts to obtain written opinions of Paul, Weiss, Rifkind, Wharton and Garrison LLP or other nationally recognized tax counsel to the Company reasonably satisfactory to the Purchaser, and dated as of the Effective Date, to the effect that (subject to customary assumptions, qualifications and representations, including representations made by such U.S. REIT Subsidiary), with respect to each U.S. REIT Subsidiary, for all taxable periods commencing with the first tax year in which such U.S. REIT Subsidiary elected to be taxed as a U.S. REIT, through the Effective Date, the U.S. REIT Subsidiary is and has been organized in conformity with the requirements for qualification as a U.S. REIT, and its actual method of operation has enabled, and will continue to enable, such U.S. REIT Subsidiary to meet the requirements for qualification and taxation as a U.S. REIT (the “REIT Opinions”). Each of the preceding opinions shall be based upon customary factual representation letters signed by an officer of the Company containing representations of the U.S. REIT Subsidiary.

(c)        Neither the Company nor any of the Company Subsidiaries shall knowingly take any action nor knowingly enter into any transaction (other than (i) the implementation of the transactions contemplated in this Agreement, the Plan of Arrangement or the Support Agreement or (ii) as may be requested by the Purchaser in writing or is consented by the Purchaser in writing, such consent not to be unreasonably withheld, delayed or conditioned) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiaries of the Company and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding up of the Company or any of its Subsidiaries or any of their respective successors.

Section 4.12        Other Transactions. The Purchaser shall have the option, in its sole discretion and without requiring the further consent of any of the Company, the Company Board, any of the Company Subsidiaries or any board of directors, shareholders, members or partners of the Company or any of the Company Subsidiaries, and the Company shall and shall cause the Company Subsidiaries to, upon reasonable advance written notice (and in any event at least 7 Business Days prior to the Effective Date unless providing shorter notice is not prejudicial to the Company or any of the Company Subsidiaries) to the Company setting out a description of any requested Restructuring Transaction(s), to require that the Company, immediately prior to the Closing, (a) incorporate or form one or more new corporations, limited partnerships, limited liability companies or unlimited liability companies as a wholly-owned Company Subsidiary, (b) continue or redomicile one or more wholly-owned Company Subsidiaries to another jurisdiction in Canada or the United States, (c) convert or cause the conversion of one or more wholly-owned Company Subsidiaries that are organized as corporations into limited partnerships, limited liability companies or unlimited liability companies and one or more Company Subsidiaries that are organized as limited partnerships, limited liability companies or unlimited liability companies pursuant to the laws of Canada or any province thereof or any state of the United States into limited liability companies, limited partnerships or corporations, on the basis of organizational documents as reasonably requested by the Purchaser, (d) sell, transfer or distribute or cause to be sold, transferred or distributed (by merger, amalgamation or otherwise) shares, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in PIPE LLC or any one or more wholly-owned Company Subsidiaries or a Subsidiary of Tricon Lifestyle Rental Investment LP (subject to the rights of the partners of the applicable Subsidiaries of Tricon Lifestyle Rental Investment LP under the applicable Joint Venture Agreements), or issue or cause to be issued shares, partnership interests, limited liability company interests or other equity interests in PIPE LLC or a wholly-owned Company Subsidiary, in each case at a price and on such other terms as designated by the Purchaser, (e) sell, transfer or distribute or cause to be sold, transferred or distributed any of the assets of the Company, PIPE LLC, Tricon Lifestyle Rental Investment LP (subject to the rights of the partners of the applicable Subsidiaries of Tricon Lifestyle Rental Investment LP under the applicable Joint Venture Agreements) or one or more wholly-owned Company Subsidiaries or Subsidiaries of Tricon Lifestyle Rental Investment LP at a price and on such other terms as designated by the Purchaser, (f) exercise any right of the Company or a Company Subsidiary to terminate, or cause to be terminated, any Contract to which the Company or a Company Subsidiary is a Party, (g) make a U.S. tax entity classification election with respect to any Company Subsidiary and (h) contribute or caused to be contributed intercompany debt, assets or Company Subsidiaries to one or more existing or newly-formed Company Subsidiaries (clauses (a) through (h) being “Restructuring Transactions”); provided, that (i) subject to clause (iv) below, the Restructuring Transactions shall be implemented immediately prior to, as close as reasonably possible to, or concurrent with the Closing, (ii) none of the Restructuring Transactions shall delay or prevent the Closing or be prejudicial to the Company Shareholders in any material respect, (iii) in connection with a Restructuring Transaction, neither the Company nor any of the Company Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Company or any of the Company Subsidiaries, (B) any Material Contract, or (C) applicable Law, the Interim Order or Final Order, (iv) any such Restructuring Transactions shall be contingent upon all of the conditions set forth in Article V having been satisfied (or, with respect to Section 5.2, waived) and receipt by the Company of a written notice from the Purchaser to such effect and that the Purchaser is prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the Restructuring Transactions will be deemed to have occurred prior to the Closing), (v) in connection with a Restructuring Transaction, such actions (or the inability to complete the Restructuring Transactions) shall not affect or modify in any respect the obligations of the Purchaser under this Agreement, including the amount of, or timing of, payment of the Consideration, (vi) in connection with a Restructuring Transaction, neither the Company nor any of the Company Subsidiaries shall be required to take any such action that the Company reasonably determines, after prior consultation with the Purchaser, could adversely affect the classification of any U.S. REIT Subsidiary as a U.S. REIT or could subject any U.S. REIT Subsidiary to any “prohibited transactions” taxes or other material Taxes under sections 857(b), 860(c) or 4981 of the Code, (vii) in connection with a Restructuring Transaction, neither the Company nor any of the Company Subsidiaries shall be required to take any such action that would result in the withdrawal or material modification of the Fairness Opinions or would unreasonably interfere with the ongoing operations of the Company or any of the Company Subsidiaries in any material respect, and (viii) in connection with a Restructuring Transaction, neither the Company nor any of the Company Subsidiaries shall be required to take any such action that could result in Taxes being imposed on, or other adverse Tax consequences to, any Company Shareholder or holder of Preferred Units, Deferred Share Units, Stock Options, Restricted Shares or Performance Share Units unless the Company consents to such transaction with specific reference to this clause (viii) (which the Parties agree may include a requirement that such Persons are indemnified by the Purchaser for such incremental Taxes). Any Restructuring Transactions shall be undertaken in the manner (including in the order) specified by the Purchaser. The Purchaser shall use commercially reasonable efforts to provide documentation to implement a Restructuring Transaction reasonably in advance of the Effective Date (and in any event at least five (5) Business Days prior to the Effective Date). In furtherance of the foregoing, the Company shall, and shall cause its Representatives to, work cooperatively with the Purchaser and its Representatives to implement the Restructuring Transactions, including effecting any necessary amendments to the Plan of Arrangement, if any, to the extent permitted by the Plan of Arrangement or this Agreement and obtaining any required consents. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or deemed breached or violated by, any of the Restructuring Transactions. This Section 4.12 shall not apply to, and the Restructuring Transactions shall not include, the transactions contemplated by the Plan of Arrangement or any other actions or transactions required to be taken pursuant to the other Sections of this Agreement. Notwithstanding the foregoing, at the request of the Purchaser, the Company shall take all actions that are necessary to enable the repayment or settlement, at or before the Effective Time, of any intercompany loans owing by the Company to any Company Subsidiary that would otherwise be outstanding at the Effective Time. The Parties agree that any transactions contemplated or required to be taken by the Company or the Company Subsidiaries pursuant to the other Sections of this Agreement or the Plan or Arrangement (including pursuant to Section 4.17) are not Restructuring Transactions. The Purchaser shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 4.12, and the Purchaser shall indemnify and hold harmless the Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries arising therefrom (and in the event the Arrangement and the other transactions contemplated by this Agreement are not consummated, the Purchaser shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or the Subsidiaries not previously reimbursed).

Section 4.13        Cooperating Regarding Existing Loans.

(a)        Promptly following the Purchaser’s request, the Company shall deliver to each of its and the Company Subsidiaries’ lenders under the Existing Loan Documents (and any other Party whose consent is required under the Existing Loan Documents) (the “Existing Lenders”) a notice prepared by the Purchaser, in form and substance reasonably approved by the Company, requesting that such Existing Lender deliver to the Purchaser a written statement or documents (the “Assumption Documents”) (i) confirming (A) that, other than the Existing Loan Documents, there are no documents or agreements to which the Company or any of the Company Subsidiaries is currently bound in favour of such Existing Lender with respect to the Existing Indebtedness, (B) the amount of the Existing Indebtedness, (C) the date to which interest and principal has been paid, and (D) the amount of any escrows being held by such Existing Lender under the Existing Loan Documents; and (ii) consenting to (A) the assumption of the Existing Indebtedness, to the extent applicable, and the consummation of the Arrangement and the other transactions contemplated by this Agreement and (B) to the modifications of the Existing Loan Documents that the Purchaser may reasonably request after the date hereof; provided that the Company shall be informed of any such request or modification; provided, further, that, in the event the Purchaser requests Assumption Documents in accordance with this Section 4.13, (x) the consummation of the Arrangement shall not be conditioned on, or delayed or postponed as a result of the receipt of (or failure to receive) such Assumption Documents from all or any portion of the Existing Lenders and (y) the Assumption Documents will be effective as of or immediately prior to and conditioned on the occurrence of the Closing. Without limiting the foregoing, in connection with any indebtedness that the Purchaser intends not to repay or cause the Company or any of the Company Subsidiaries not to repay at the Closing, the Company and each of the Company Subsidiaries shall reasonably cooperate with the Purchaser in connection with maintaining such continuing indebtedness. In furtherance of the foregoing, at the option of the Purchaser, (1) the Purchaser shall have the right to approach any such lender regarding maintaining the indebtedness (provided that the Company is provided a reasonable opportunity to participate in the discussions and the Purchaser shall provide the Company with updates on the status of discussions upon the Company’s reasonable request) and make all determinations and decisions regarding such indebtedness and any payment of costs or fees relating thereto and (2) the Company shall provide the Purchaser with reasonable access to any such lender and shall, if required by the Purchaser, provide reasonable cooperation in connection with such indebtedness, in each case, in the same manner and with the same conditions as provided in Section 4.14(a).

(b)        The Purchaser shall pay all fees and expenses payable in connection with the Assumption Documents, including premiums for any endorsements to or re-date of the title insurance policy previously issued to the Existing Lenders, servicing fees, rating agency fees, assignment and assumption fees, attorneys’ fees and disbursements and processing fees required to be paid to the Existing Lenders as a condition to issuance of the Assumption Documents (collectively, the “Assumption Expenses”). If applicable, the Purchaser shall, promptly upon request by the Company, reimburse the Company for any reasonable out-of-pocket Assumption Expenses and other out-of-pocket fees and expenses incurred by the Company or any of the Company Subsidiaries in connection with such cooperation and actions under this Section 4.13.

Section 4.14        Financing.

(a)        Subject to applicable Law, prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, and shall use commercially reasonable efforts to cause its and the Company Subsidiaries’ Representatives to, provide all cooperation reasonably requested in writing by the Purchaser in connection with the Purchaser arranging financing with respect to the Company, the Company Subsidiaries or the Real Properties effective as of or after (and conditioned on the occurrence of) the Closing (collectively, the “Financing”), including using commercially reasonable efforts to (i) furnish such financial, statistical and other pertinent information and projections relating to the Company and the Company Subsidiaries as may be reasonably requested by the Purchaser, within the Company’s and the Company Subsidiaries’ control and customarily prepared by or for the Company or the Company Subsidiaries in the Ordinary Course, (ii) make appropriate officers of the Company and the Company Subsidiaries available at reasonable times for a reasonable number of due diligence meetings and for participation in a reasonable number of meetings, presentations, road shows and sessions with rating agencies and prospective sources of financing, (iii) assist the Purchaser and its financing sources with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessary, proper or advisable in connection with the Financing, (iv) reasonably cooperate with the marketing efforts of the Purchaser and its financing sources for any Financing to be raised by the Purchaser to complete the Arrangement and the other transactions contemplated by this Agreement, (v) provide and execute documents as may be reasonably requested by the Purchaser and reasonably acceptable to the Company in connection with such Financing, including all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations (provided, that neither the Company nor any Company Subsidiary shall be required to enter into any agreement related to any Financing that is not effective as of or immediately prior to and conditioned on the occurrence of the Closing), (vi) as may be reasonably requested by the Purchaser, following the obtainment of the Company Shareholder Approval, form new direct or indirect Company Subsidiaries pursuant to documentation reasonably satisfactory to the Purchaser and the Company, (vii) subject to compliance with the proviso to Section 4.12, as may be reasonably requested by the Purchaser, following the obtainment of the Company Shareholder Approval and provided that the Company reasonably determines, after prior consultation with the Purchaser, that such actions would not cause the Company or any Company Subsidiary to be subject to additional material Taxes or other material adverse Tax consequences (which for this purpose shall not include any income taxes of the Company or any Company Subsidiary resulting from any of the Refinancing Transactions or the distribution of such amounts) that are not indemnified by the Purchaser under the last sentence of this Section 4.14(a), transfer or otherwise restructure its ownership of existing Company Subsidiaries, properties or other assets, in each case, pursuant to documentation reasonably satisfactory to the Purchaser and the Company, (viii) provide timely access to diligence materials, appropriate personnel and properties during normal business hours and on reasonable advance notice to allow sources of financing and their representatives to complete all reasonable due diligence, (ix) provide assistance with respect to the review and granting of mortgages and other security interests in collateral for the Financing; attempting to obtain any consents associated therewith; obtaining customary mortgage, security and guarantee terminations and instruments of discharge required to be delivered; and taking all corporate or other organizational action reasonably necessary to permit the consummation of the Financing, (x) to the extent reasonably requested by a lender, attempt to obtain estoppels and certificates from tenants, lenders, managers, franchisors, ground lessors and counterparties to reciprocal easement agreements in form and substance reasonably satisfactory to any potential lender, (xi) cooperate in connection with the repayment or defeasance of any existing indebtedness of the Company or any Company Subsidiaries as of the Closing and the release of related liens, including delivering such payoff, defeasance or similar notices under any existing loans of the Company or any of Company Subsidiaries as reasonably requested by the Purchaser, (xii) to the extent requested by the Purchaser, obtain accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company and the Company Subsidiaries, and (xiii) subject to the requirements of any applicable lease (including any ground lease), to the extent reasonably requested by a lender, permit the Purchaser and its Representatives to conduct appraisal inspections of any real estate property owned and, subject to obtaining required third party consents with respect thereto (which the Company shall use reasonable efforts to obtain), leased by the Company or any of the Company Subsidiaries (provided, however, that (x) neither the Purchaser nor its Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property, (y) the Purchaser shall schedule and coordinate all inspections with the Company in accordance with Section 4.2(a), and (z) the Company shall be entitled to have representatives present at all times during any such inspection), and (xiv) at the direction of the Purchaser, deposit, or cause to be deposited, the Return of Capital Amount with the Depositary for purposes of paying a portion of the amounts contemplated by the Plan of Arrangement; provided, however, that nothing herein shall require (A) cooperation to the extent it would unreasonably interfere with the business or operations of the Company or the Company Subsidiaries or unreasonably interfere with or hinder or delay the performance by the Company or the Company Subsidiaries of their obligations hereunder, (B) the Company to agree to pay any fees, reimburse any expenses, or give any indemnities prior to the Closing (except those fees and expenses that the Company is or will be reimbursed for by the Purchaser), (C) the approval of the Company Shareholders or any other securityholders of the Company for such Financing, (D) the Company to provide, or cause any of the Company Subsidiaries to provide, cooperation that involves any binding commitment by the Company or the Company Subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to the Company and the Company Subsidiaries upon the termination of this Agreement, (E) the Company or the Company Subsidiaries to take any action pursuant to any Contract, certificate or instrument that is not contingent upon Closing or that would be effective prior to Closing, (F) the Company Board or any of the Company Subsidiaries’ boards of directors (or equivalent bodies) to approve or adopt any financing or Contracts related thereto (or any alternative financing) prior to Closing or (G) any Representative of the Company or the Company Subsidiaries to take any action which would result in such Person incurring any personal liability (as opposed to liability in his or her capacity as an officer) with respect to any matters related to the Financing. None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company at the request of the Purchaser set forth in this Section 4.14(a). The Purchaser shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable legal fees and disbursements) incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 4.14(a), and indemnify the Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company

Subsidiaries arising therefrom (and in the event the Arrangement and the other transactions contemplated by this Agreement are not consummated, the Purchaser shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries not previously reimbursed).

(b)        Except as provided in the proviso to Section 4.2(b), all non-public or otherwise confidential information regarding the Company obtained pursuant to Section 4.14(a) by the Purchaser or its Representatives shall be kept confidential in accordance with the Confidentiality Agreement.

Section 4.15        Transfer Rights. Except in respect of Transfer Rights under the governing documents of the Co-Investment Vehicles, the Company shall not, and shall not permit any Company Subsidiary to, exercise, or authorize the exercise of, any Transfer Rights. In the event a notice exercising a Transfer Right is received by the Company or any Company Subsidiary from a Third Party (a “Transfer Right Notice”), the Company shall provide the Purchaser with reasonably prompt written notice of such exercise, together with the Transfer Right Notice and all underlying documentation received by the Company or the applicable Company Subsidiary relating to same. Except in respect of Transfer Rights under the governing documents of the Co-Investment Vehicles, the Company shall, and shall cause the applicable Company Subsidiary to, respond to the Transfer Right Notice in accordance with the reasonable directions of the Purchaser, to the extent such directions are consented to by the Company (not to be unreasonably withheld, conditioned or delayed), and shall take all reasonable actions in connection therewith as the Purchaser shall reasonably request, to the extent such actions are consented to by the Company (not to be unreasonably withheld, conditioned or delayed).

Section 4.16        Covenants Relating to Incentive Awards. The Company shall take such commercially reasonable actions as are necessary under the terms of the Employee Share Plans and the Plan of Arrangement, to cause the exercise, redemption or surrender and termination of all Deferred Share Units, Performance Share Units and Stock Options, and the sale of the Restricted Shares to the Purchaser at the times and on the terms contemplated in the Plan of Arrangement which, for the avoidance of doubt, shall provide for payment of the applicable portion of the Consideration owed to each holders of such Deferred Share Units, Stock Options, Restricted Shares or Performance Share Units (less the exercise price, if any, and any applicable Taxes) on account of such securities, including through normal payroll practices and/or by an affiliate of the Company. The Purchaser acknowledges and agrees that the Purchaser, the Company or any other Person that makes a payment to a holder of Stock Options in connection with the surrender or termination of the Stock Options that give rise to Tax under the Tax Act will forego that portion of the income Tax deduction under the Tax Act that is attributable to such payment and will comply with the requirements described in subsection 110(1.1) of the Tax Act, including delivering written notice of such election to each such holder or former holder in accordance with the requirements set out in the Tax Act.

Section 4.17        Covenants Relating to Structuring.

(a)        In the event that there is (i) any amendment or proposed amendment to the provisions of the Tax Act or the applicable regulations promulgated thereunder, or (ii) any change in the official application, administration, interpretation or stated purpose of any such provisions or regulations, including by way of income tax rulings, technical interpretations,

Department of Finance Technical Notes or Budget Supplementary Information, or in any other official similar manner, in each case of (i) or (ii) issued at any time on or after the date of this Agreement with an effective date on or prior to the Effective Date, that is likely to result in material adverse Tax consequences (other than changes of general application to the capital gains inclusion rates or tax rates) by virtue of the completion of the transactions contemplated by this Agreement to the Purchaser, the Company or the Company Shareholders, then the Parties shall negotiate in good faith and take all commercially reasonable actions necessary to amend this Agreement and the Plan of Arrangement in such a manner as to permit the Parties to proceed with the transactions contemplated by this Agreement on terms that would not give rise to such material adverse Tax consequences; provided, that (i) no such actions shall materially delay or prevent the Closing or be prejudicial to the Purchaser, the Company, the Company Subsidiaries or the Company Shareholders in any material respect (other than in relation to Taxes that are contemplated in clauses (iv) and (v) below), (ii) neither the Purchaser, the Company nor any of the Company Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Purchaser, the Company or any of the Company Subsidiaries, (B) any Material Contract, or (C) applicable Law, the Interim Order or Final Order, (iii) such actions shall not affect or modify in any respect the obligations of the Purchaser under this Agreement to pay the Consideration, (iv) neither the Company nor any of the Company Subsidiaries shall be required to take any action that the Company reasonably determines, after prior consultation with the Purchaser, could materially and adversely affect the classification of any U.S. REIT Subsidiary as a U.S. REIT or could subject any U.S. REIT Subsidiary to any “prohibited transactions” Taxes or other material Taxes under sections 857(b), 860(c) or 4981 of the Code and (v) neither the Purchaser, the Company nor any of the Company Subsidiaries shall be required to take any such action that could reasonably be expected to result in material adverse Tax consequences to such Person, unless such Person consents to the action or transaction.

(b)        The Company shall take all actions required to be taken to implement the Plan of Arrangement and the transactions described in Schedule D. The Company shall prepare and provide copies of all draft documentation to effect the foregoing to the Purchaser (which shall be provided at least five Business Days prior to the Effective Date), all of which will be subject to the Purchaser’s review and prior approval (not to be unreasonably withheld, conditioned or delayed) in writing. The Company will cooperate with the Purchaser to obtain any consents required to implement the Plan of Arrangement and transactions described in Schedule D to the extent either the Company or the Purchaser determine that such a consent is required. None of the representations, warranties or other covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or deemed breached or violated by, any of the transactions described in Schedule D.

Section 4.18        PIPE LLC Matters.

(a)        No later than five (5) Business Days after the date hereof, the Company shall cause PIPE LLC to provide notice to the holders of the Preferred Units of the transactions contemplated by this Agreement in accordance with the terms of the PIPE LLC Agreement.

(b)        Promptly after the date hereof, the Company shall prepare and adopt, subject to the approval of the holders of the Preferred Units as set forth in the PIPE LLC Agreement, an amendment to the PIPE LLC Agreement to the effect that: (i) the distribution of the Return of Capital Amount will not constitute an Excess Dividend or Special Dividend (each as defined therein) and will be permitted notwithstanding anything to the contrary in the PIPE LLC Agreement, (ii) for purposes of the definition of Change of Control Redemption Price (as defined in the PIPE LLC Agreement), the consummation of the Arrangement shall constitute a Capital Reorganization (as defined in the PIPE LLC Agreement), and the Reference Property (as defined in the PIPE LLC Agreement) shall be an amount equal to the Consideration (and not, for the avoidance of doubt, the Common Share Acquisition Price (as defined in the Plan of Arrangement)). The Company shall prepare and provide copies of all draft documentation to effect the foregoing to the Purchaser (which shall be provided at least five Business Days prior to the Effective Date), all of which will be subject to the Purchaser’s review and prior approval (not to be unreasonably withheld, conditioned or delayed) in writing.

(c)        Promptly after the date the Circular is mailed to the shareholders of the Company, or at such later date provided by the Purchaser, the Company shall cause PIPE LLC to deliver a Change of Control Redemption Notice (as defined in the PIPE LLC Agreement) (the “Preferred Unit Redemption Notice”) with respect to each of the Preferred Units to each holder of record thereof providing for the exercise of the Change of Control Redemption Right (as defined in the PIPE LLC Agreement) and the redemption of all of the issued and outstanding Preferred Units effective as of the Effective Time, conditioned upon the occurrence of the Effective Time. The Preferred Unit Redemption Notices shall be prepared by the Company and be reasonably acceptable to the Purchaser, and shall comply in all material respects with the specifications and timing requirements of the PIPE LLC Agreement. To the extent that the Change of Control Redemption Date (as defined in the PIPE LLC Agreement) as specified in the Preferred Unit Redemption Notice would fall on a date that is later than a date permitted by the PIPE LLC Agreement, the Company shall issue such additional Preferred Unit Redemption Notices in order to effect the redemption of all of the issued and outstanding Preferred Units effective as of the Effective Time. At the Effective Time, the Company shall cause PIPE LLC to pay to the holders of each issued and outstanding Preferred Units, by wire transfer of immediately available funds, the Change of Control Redemption Price (as defined in the PIPE LLC Agreement) per Preferred Unit in accordance with the PIPE LLC Agreement.

Section 4.19        Private Funds.

(a)        With respect to each of the Private Funds, the Company shall, in accordance with applicable Law and the applicable Fund Documents, use its reasonable best efforts to obtain, as soon as reasonably practicable following the date hereof and prior to the Effective Time, the requisite consent of each such Private Fund, the investor advisory committee or general partner of the Private Fund and/or Private Fund investor, to the deemed “assignment” as defined in the U.S. Advisers Act (including, as applicable, the consent of any applicable requisite percentage of the board of directors, advisory committee, investment committee, or investors therein).

(b)        At all times prior to the Effective Time, the Company shall keep the Purchaser reasonably informed of the status of obtaining the consents pursuant to Section 4.19(a) and shall make available to the Purchaser copies of any related materials and other records relating to such consent process. Without limiting the foregoing or the terms set forth in this Section 4.19, in connection with obtaining the consents required under Section 4.19(a), (i) the Purchaser shall have the reasonable opportunity to review drafts of the form and substance of any materials to be distributed to the Private Funds or other Persons in order to obtain the necessary consent, (ii) the Company shall consider the Purchaser’s reasonable comments in good faith prior to such distribution and (iii) the Company shall obtain the Purchaser’s consent (such consent not to be unreasonably withheld) to the form and substance of such materials prior to such distribution.

(c)        The Company shall promptly notify the Purchaser after the receipt by the Company or any Company Subsidiary of any written notice that any Private Fund (i) has terminated or intends to terminate any Investment Advisory Arrangement or (ii) has sought, is seeking or intends to seek, to reduce any fees it will pay under any Investment Advisory Arrangement.

(d)        During the Interim Period, the Company will not and shall cause each Company Subsidiary not to (i) permit (A) any amendment or modification of the terms of, or waiver under, any Investment Advisory Arrangement or Fund Document or (B) any accommodation as a condition to obtaining any consent solicited pursuant to Section 4.19; or (ii) except in the Ordinary Course, decrease, subsidize, rebate, discount, waive, or defer any fees chargeable by the Company or any Company Subsidiary in connection with any Private Fund, in each case, other than as required by the applicable Investment Advisory Arrangement as in effect on the date hereof.

Section 4.20        Filings. The Parties will cooperate reasonably and in good faith to determine whether the transactions set out in this Agreement and any related transactions are required to be reported to any applicable taxing authority pursuant to section 237.3 or 237.4 of the Tax Act or sections 1079.8.5 to 1079.8.6.4 of the Taxation Act (Québec) (or any provisions of similar effect) and, if so, the Parties shall cooperate to make such reporting in a comprehensive and timely manner, in the form required by such Law. The Parties may request reasonable representations and warranties from each other to the extent necessary to establish any factual matters relevant to the determination of whether reporting is required and the content of such reporting.

Article V.
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

Section 5.1        Conditions to Each Party’s Obligations to Effect the Transactions. The respective obligations of each Party hereto to consummate the Arrangement are subject to the fulfillment at or prior to the Effective Date of each of the following conditions, any or all of which may be waived in whole or in part by the Party or Parties being benefited thereby (which waiver shall be in such Party’s sole discretion), to the extent permitted by applicable Law:

(a)        Company Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b)        No Injunctions, Orders or Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Arrangement illegal or otherwise restricting, preventing or prohibiting consummation of the Arrangement.

(c)        Interim Order; Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either the Purchaser or the Company, each acting reasonably, on appeal or otherwise.

(d)        Competition Act Clearance. Competition Act Clearance shall have been obtained.

(e)        Investment Canada Act. Investment Canada Act Approval shall have been obtained.

Section 5.2        Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to effect the Arrangement are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by the Purchaser at or prior to the Effective Date:

(a)        Representations and Warranties. (i) Except for the representations and warranties referred to in clauses (ii) and (iii) below, each of the representations and warranties of the Company contained in this Agreement shall be true and correct (determined without regard to any qualification by any of the terms “material” or “Material Adverse Effect” therein) as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the representations and warranties of the Company contained in Section 2.2 (other than clauses (d), (f) and (g) thereof) (Capitalization) shall be true and correct in all material respects as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date) and (iii) the representations and warranties of the Company contained in Section 2.7(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except to the extent such representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all respects at and as of such date). The Purchaser shall have received a certificate signed on behalf of the Company, dated as of the Effective Date, to the foregoing effect.

(b)        Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Effective Date. The Purchaser shall have received a certificate signed on behalf of the Company, dated as of the Effective Date, to the foregoing effect.

(c)        Absence of Material Adverse Change. From the date of this Agreement through the Effective Date, there shall not have occurred a change, event, state of facts or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.3        Conditions to Obligations of the Company. The obligations of the Company to effect the Arrangement are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by the Company at or prior to the Effective Date:

(a)        Representations and Warranties. Each of the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date). The Company shall have received a certificate signed on behalf of the Purchaser, dated as of the Effective Date, to the foregoing effect.

(b)        Performance and Obligations of the Purchaser. The Purchaser shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Effective Date. The Company shall have received a certificate signed on behalf of the Purchaser, dated as of the Effective Date, to the foregoing effect.

Section 5.4        Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Arrangement or the other transactions contemplated hereby or terminating this Agreement and abandoning the Arrangement, on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use commercially reasonable efforts to consummate the Arrangement and the other transactions contemplated hereby.

Article VI.
TERMINATION

Section 6.1        Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Date, whether before or after the receipt of the Company Shareholder Approval:

(a)        by the mutual written consent of the Purchaser and the Company; or

(b)        by either of the Company, on the one hand, or the Purchaser, on the other hand, by written notice to the other, if:

(i)        any Governmental Entity of competent authority shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the Arrangement substantially on the terms contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to a Party if the issuance of such final, non-appealable order, decree or ruling or taking of such other action was primarily due to the failure of the Company, in the case of termination by the Company, or the Purchaser, in the case of termination by the Purchaser, to perform any of its obligations under this Agreement; or

(ii)        the Arrangement shall not have been consummated on or before July 18, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b)(ii) shall not be available to the Company, if the Company, or to the Purchaser, if the Purchaser, shall have breached its obligations under this Agreement in any manner that shall have caused or resulted in the failure to consummate the Arrangement on or before such date; or

(iii)        the Company Shareholder Approval shall not have been obtained as required by the Interim Order at a duly held Shareholder Meeting or any adjournment or postponement thereof at which the Arrangement Resolution is voted upon; or

(c)        by written notice from the Company to the Purchaser, if:

(i)        prior to obtaining the Company Shareholder Approval, the Company Board effects an Adverse Recommendation Change in accordance with Section 4.4 in connection with a Superior Proposal and the Company Board has approved, and concurrently with the termination hereunder, the Company enters into, a definitive agreement providing for the implementation of a Superior Proposal that did not result from a breach of Section 4.4, provided that such termination shall not be effective until the Company has paid the Company Termination Fee in accordance with Section 6.3(b); or

(ii)        the Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 5.3(a) or Section 5.3(b) becomes incapable of being satisfied by the earlier of (A) the date that is 30 (thirty) calendar days following the Company’s delivery of written notice to the Purchaser of such breach, or (B) the Outside Date, provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 5.2(a) or Section 5.2(b) to be incapable of being satisfied; or

(iii)        (A) all of the conditions set forth in Section 5.1 and Section 5.2 shall have been satisfied or waived by the Purchaser (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (B) of this Section 6.1(c)(iii) if the Closing were to occur on the date of such notice), (B) on or after the date the Closing should have occurred pursuant to Section 1.7, the Company has delivered written notice to the Purchaser to the effect that all of the conditions set forth in Section 5.1 and Section 5.2 have been satisfied or waived by the Purchaser (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and the Company is prepared to consummate the Closing, and (C) the Purchaser fails to consummate the Closing on or before the third Business Day after delivery of the notice referenced in clause (B) of this Section 6.1(c)(iii), and the Company was prepared to consummate the Closing during such three Business Day period; or

(d)        by written notice from the Purchaser to the Company, if:

(i)        the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 5.2(a) or Section 5.2(b) becomes incapable of being satisfied by the earlier of (A) the date that is 30 (thirty) calendar days following the Purchaser’s delivery of written notice to the Company of such breach or (B) the Outside Date, provided that, the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 5.3(a) or Section 5.3(b) to be incapable of being satisfied; or

(ii)        (A) the Company Board shall have effected an Adverse Recommendation Change, (B) the Company shall have failed to publicly recommend against any take-over bid that constitutes an Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such take-over bid by the Company’s shareholders) within ten (10) Business Days after the commencement of such Acquisition Proposal, (C) the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after the date an Acquisition Proposal shall have been publicly announced (or if the Shareholder Meeting is scheduled to be held within ten (10) Business Days from the date an Acquisition Proposal is publicly announced, promptly prior to the Shareholder Meeting and in any event, except in the case that such announcement takes place less than two Business Days prior to the date on which the Shareholder Meeting is scheduled to be held, not less than two Business Days prior to such date (taking into account any postponement or adjournment thereof in accordance with this Agreement)) or (D) the Company or any Company Subsidiary enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 4.4).

Section 6.2        Effect of the Termination. In the event of termination of this Agreement by either the Company or the Purchaser as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Parties or their respective affiliates or Representatives, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), except (i) as provided in Section 4.2(b), this Section 6.2, Section 6.3 and Article VII, the provisions relating to the payment and reimbursement of Assumption Expenses in Section 4.13(b) and the indemnification, payment and reimbursement provisions contained in the last sentence of Section 4.12 or the last sentence of Section 4.14(a), (ii) the Guaranty and the Confidentiality Agreement (provided that, with respect to the Confidentiality Agreement, the Purchaser shall be treated as if it were a party thereto to the same extent as Blackstone Real Estate Services L.L.C.) shall each continue in full force and effect in accordance with their respective terms and (iii) subject to Section 7.8, nothing herein shall relieve any Party from any liability for any willful or intentional breach by a Party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 6.3        Fees and Expenses.

(a)        Except as otherwise set forth in this Agreement, whether or not the Arrangement is consummated, all expenses incurred in connection with this Agreement and the other transactions contemplated hereby shall be paid by the Party incurring such expenses.

(b)        In the event that this Agreement is terminated

(i)        by the Purchaser pursuant to Section 6.1(d)(ii),

(ii)        by the Company pursuant to Section 6.1(c)(i), or

(iii)        (A) by the Company or the Purchaser pursuant to Section 6.1(b)(ii) or Section 6.1(b)(iii) or by the Purchaser pursuant to Section 6.1(d)(i) and (B)(x) an Acquisition Proposal shall have been received by the Company or its Representatives or any Person shall have publicly proposed or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, in each case, prior to the date of termination of this Agreement (and, in the case of a termination pursuant to Section 6.1(b)(iii), such Acquisition Proposal or publicly proposed or announced intention shall have been made prior to the Shareholder Meeting) and (y) within 12 months after a termination referred to in this Section 6.3(b)(iii) the Company or any Company Subsidiary enters into a definitive agreement relating to, or consummates, any Acquisition Proposal (with, for purposes of this clause (y), the references to “15%” in the definition of “Acquisition Proposal” being deemed to be references to “50%”), then the Company shall pay the Company Termination Fee (as defined below) to, or as directed by, the Purchaser by wire transfer of same day funds to an account designated by the Purchaser, (1) in the case of a payment as a result of any event referred to in Section 6.3(b)(i), within two Business Days after the date of such termination by the Purchaser, (2) in the case of a payment as a result of any event referred to in Section 6.3(b)(ii), prior to or concurrently with such termination by the Company and (3) in the case of a payment as a result of any event referred to in Section 6.3(b)(iii), within two Business Days after the earlier of entering into a definitive agreement relating to the Acquisition Proposal referred to in clause (B)(y) of Section 6.3(b)(iii) and consummation of such Acquisition Proposal. For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion. “Company Termination Fee” means an amount equal to one-hundred twenty-two million and seven-hundred fifty thousand dollars ($122,750,000), except that the Company Termination Fee shall be an amount equal to sixty-one million and two-hundred fifty thousand dollars ($61,250,000) in the event this Agreement is terminated by the Company pursuant to Section 6.1(c)(i) prior to the Cut-Off Time in order to enter into a definitive agreement providing for the implementation of a Superior Proposal.

(c)        In the event that this Agreement is terminated by the Company pursuant to Section 6.1(c)(ii) or Section 6.1(c)(iii), or by the Purchaser pursuant to Section 6.1(b)(ii) at a time the Company was entitled to terminate this Agreement pursuant to Section 6.1(c)(ii) or Section 6.1(c)(iii), then the Purchaser shall pay or cause to be paid to, or as directed by, the Company an amount equal to the Purchaser Termination Fee by wire transfer of same day funds to an account designated by the Company promptly but in no event later than three Business Days after such termination. The “Purchaser Termination Fee” shall be an amount equal to five-hundred twenty-six million dollars ($526,000,000).

(d)        The Parties agree that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement and that neither the Company Termination Fee nor the Purchaser Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Purchaser or the Company, as applicable, in the circumstances in which the such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Arrangement, which amount would otherwise be impossible to calculate with precision, and as proceeds of disposition for the rights of the Purchaser or the Company, as applicable, under this Agreement. Notwithstanding anything to the contrary provided elsewhere herein, if the Purchaser or its designee receives the full payment of the Company Termination Fee from the Company pursuant to Section 6.3(b) under circumstances where a Company Termination Fee was payable, (i) the receipt by the Purchaser or its designee of the Company Termination Fee, together with any amount payable pursuant to the last sentence of this Section 6.3(d), shall be the sole and exclusive remedy for any and all losses or damages suffered by the Purchaser or any of its affiliates or Representatives in connection with this Agreement (and the termination hereof), the Arrangement and the other transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Purchaser or any of its affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, securityholders, managers, members or affiliates arising out of or in connection with this Agreement, the Arrangement or any of the other transactions contemplated hereby or any matters forming the basis for such termination, and (ii) upon payment of the Company Termination Fee, together with any amount payable pursuant to the last sentence of this Section 6.3(d), none of such Persons shall have any further liability or obligation relating to or arising out of this Agreement, its termination or any of the transactions contemplated hereby. In the event that the Purchaser or the Company, as the case may be, is required to commence litigation to seek all or a portion of the amounts payable under this Section 6.3, and it prevails in such litigation, it shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 6.3, all reasonable expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder.

Article VII.
MISCELLANEOUS

Section 7.1        Non-survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any certificate, exhibit, schedule or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, shall survive beyond the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (including the covenants and agreements in Section 4.7, Section 4.8, and this Article VII).

Section 7.2        Entire Agreement; Assignment.

(a)        This Agreement (including the exhibits, schedules and other documents delivered pursuant hereto) constitutes, together with the Guaranty and the Confidentiality Agreement, the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

(b)        Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred, in whole or in part, by operation of Law (including by merger or consolidation) or otherwise by any of the Parties hereto without the prior written consent of the other Parties; provided, however, that, prior to the distribution of the Circular to the Company Shareholders, the Purchaser may designate, by written notice to the Company, one or more wholly-owned direct or indirect Subsidiaries to be a party to this Agreement and the Arrangement in lieu of the Purchaser, in which event, all references herein to the Purchaser shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to the Purchaser as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, further, that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement. For greater certainty, the Guaranty shall remain in full force and effect in accordance with its terms notwithstanding any assignment of this Agreement. Any assignment in violation of this Section 7.2(b) shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 7.3        Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered if delivered personally and (b) on the next Business Day if (i) sent by email of a .pdf attachment or (ii) sent by prepaid overnight carrier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a)        if to the Purchaser:

Creedence Acquisition ULC
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154

Attention:	Jacob Werner and Asim Hamid
Email:	realestatenotices@blackstone.com

with a copy (for informational purposes only) to:

Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, NY 10017

Attention:	Brian M. Stadler and Matthew B. Rogers
Email:	bstadler@stblaw.com; mrogers@stblaw.com

with a copy (for informational purposes only) to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention:	Vincent Mercier, Kevin Greenspoon and Joseph DiPonio
Email:	vmercier@dwpv.com; kgreenspoon@dwpv.com; jdiponio@dwpv.com

(b)        if to the Company:

Tricon Residential Inc.
7 St. Thomas Street, Suite 801
Toronto, Ontario M5S 2B7

Attention:	David Veneziano
Email:	[Redacted – personal information]

with a copy (for informational purposes only) to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention:	Johnny Connon Tara Hunt
Email:	jconnon@goodmans.ca thunt@goodmans.ca

with a copy (for informational purposes only) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:	Matthew W. Abbott
Brian C. Lavin
Email:	mabbott@paulweiss.com
blavin@paulweiss.com

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

Section 7.4        Governing Law and Venue; Waiver of Jury Trial.

(a)        This Agreement and all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without regard to its rules of conflict of Laws.

(b)        Each of the Parties hereto hereby (i) irrevocably submits to and agrees to be subject to the personal jurisdiction of the Ontario Superior Court of Justice (Commercial List) (the “Chosen Court”), for the purpose of any claim, action, suit or proceeding (whether based in contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the Parties hereto in the negotiation, administration, performance and enforcement thereof, (ii) irrevocably agrees that all such claims, actions, suits or proceedings may and shall be brought before, and determined by, the Chosen Court, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it will not (except for a suit on the judgment as expressly permitted by Section 7.4(d)) bring any claim, action, suit or proceeding relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Court.

(c)        Each of the Parties hereto irrevocably consents to the service of the summons and complaint and any other process in any other claim, suit, action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 7.3 and nothing in this Section 7.4 shall affect the right of any Party hereto to serve legal process in any other manner permitted by Law.

(d)        Each Party hereto agrees that a final judgment in any claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(e)        EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.4(e).

Section 7.5        Interpretation; Certain Definitions. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, exhibit or schedule, such reference shall be to an Article or Section of, or an exhibit or schedule to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to any determination to be made by the Company Board herein shall include reference to the Board making such determination with all interested directors abstaining from voting in respect thereof. Representations made by the Company with respect to Company Subsidiaries shall, with respect only to The Johnson Companies LP, be made to the knowledge of the Company. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States.

Section 7.6        Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns, and, except as provided in Section 4.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth herein. The Parties hereto further agree that the rights of third party beneficiaries under Section 4.7 shall not arise unless and until the Closing occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the Parties hereto in accordance with Section 7.10 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 7.7        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 7.8        Specific Performance.

(a)        The Parties hereto agree that irreparable harm, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Company does not perform any of the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Arrangement and the other transactions contemplated by this Agreement) in accordance with the Agreement’s specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Purchaser shall be entitled to an injunction, specific performance or other equitable relief to prevent and/or remedy a breach of this Agreement by the Company and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which the Purchaser is entitled at Law or in equity. The Company agrees that it will not oppose the granting of an injunction, specific performance, or other equitable relief on the basis that the Purchaser has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. The Purchaser shall not be required to provide any bond or other security in connection with its seeking, or being granted an order for, an injunction or injunctions to prevent a breach or breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement. The Company agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. The Parties hereto agree that the Company shall not be entitled to an injunction, specific performance or other equitable relief to prevent and/or remedy a breach of this Agreement by the Purchaser or to enforce specifically the terms and provisions hereof and that the Company’s sole and exclusive remedy relating to a breach of this Agreement by the Purchaser or otherwise shall be the remedy set forth in Section 6.3(c) and the right to reimbursement set forth in the last sentence of Section 6.3(d), the right to receive the Assumption Expenses payable or reimbursable pursuant to Section 4.13(b), and the Purchaser’s indemnification, payment and reimbursement obligations pursuant to the last sentence of Section 4.12 and the last sentence of Section 4.14(a); provided, however, that the Company shall be entitled to seek specific performance to prevent any breach by the Purchaser of Section 4.2(b).

(b)        The Parties further agree (i) the seeking of remedies pursuant to Section 7.8(a) shall not in any respect constitute a waiver by the Purchaser of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 6.3, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 7.8(a)(a) are not available or otherwise not granted, and (ii) nothing set forth in this Agreement shall require the Purchaser to institute any proceeding for (or limit the Purchaser’s right to institute any proceeding for) specific performance under this Section 7.8 prior or as a condition to exercising any termination right under Article VI (and pursuing damages after such termination, subject to Section 6.3(d)), nor shall the commencement of any legal proceeding by the Purchaser seeking remedies pursuant to Section 7.8(a) or anything set forth in this Section 7.8 restrict or limit the Purchaser’s right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)        Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Purchaser for any losses, damages, costs or expenses of the Company or its affiliates relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this Agreement by the Purchaser or otherwise, shall be limited to an amount equal to (i) the amount of the Purchaser Termination Fee, plus (ii) the aggregate amount of Assumption Expenses payable or reimbursable pursuant to Section 4.13(b), plus (iii) the Purchaser’s indemnification, payment and reimbursement obligations pursuant to the last sentence of Section 4.12 and the last sentence of Section 4.14(a) (the “Liability Limitation”), and in no event shall the Company or any of their affiliates seek any amount in excess of the Liability Limitation in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise. The Company agrees that it has no right of recovery against, and no personal liability shall attach to, any of the Purchaser Parties (other than the Purchaser to the extent provided in this Agreement and Blackstone Real Estate Services L.L.C. to the extent provided in the Confidentiality Agreement), through the Purchaser or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of the Purchaser against any Purchaser Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, except for its rights to recover from (i) a Guarantor (but not any other Purchaser Party) under and to the extent provided in its applicable Guaranty and subject to the Liability Limitation and the other limitations described therein and (ii) BREIT Shareholder under and to the extent provided in the Support Agreement. Recourse against a Guarantor under its Guaranty shall be the sole and exclusive remedy of the Company and their affiliates against the Guarantors and any other Purchaser Party (other than the Purchaser to the extent provided in this Agreement, BREIT Shareholder to the extent provided in the Support Agreement and Blackstone Real Estate Services L.L.C. to the extent provided in the Confidentiality Agreement) in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise. Without limiting the rights of the Company against the Purchaser hereunder, against BREIT Shareholder under the Support Agreement and against Blackstone Real Estate Services L.L.C. under the Confidentiality Agreement, in no event shall the Company or their affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover damages from, any Purchaser Party (other than a Guarantor to the extent provided in its Guaranty and subject to the Liability Limitation and the other limitations described therein).

Section 7.9        Amendment. This Agreement may be amended by action taken by the Company and the Purchaser at any time before or after approval of the Arrangement by the Company Shareholder Approval but, after such approval, no amendment shall be made which requires the approval of any such shareholders under applicable Law without obtaining such further approvals. This Agreement may not be amended except by an instrument in writing signed on behalf of the Parties hereto.

Section 7.10        Extension; Waiver. At any time prior to the Closing, each Party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any breaches or inaccuracies in the representations and warranties of the other Parties contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) subject to Section 7.9, waive compliance by the other Parties with any of the agreements or conditions contained herein. Any agreement on the part of any Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company or the Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.11        Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall be considered one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 7.12        Definitions.

Defined Terms	Section
Acceptable Confidentiality Agreement	Section 4.4(b)
Adverse Recommendation Change	Section 4.4(d)
Agreement	Recitals
AIP Opportunity	Section 4.8(a)
Alternative Acquisition Agreement	Section 4.4(a)
Articles of Incorporation	Section 2.1(b)
Assumption Documents	Section 4.13(a)
Assumption Expenses	Section 4.13(b)
Bankruptcy and Equity Exception	Section 2.3(a)
Blackstone	Section 4.3(f)
By-Laws	Section 2.1(b)
Capital Expenditure Budget	Section 2.14(d)
Capital Expenditures	Section 2.14(d)
Certificate of Formation	Section 2.1(b)
CFTC	Section 2.21(c)
Chosen Court	Section 7.4(b)
Closing	Section 1.3(j)
Common Shares	Recitals
Common Units	Section 2.2(b)
Company	Recitals
Company Board	Section 2.3(a)

Defined Terms	Section
Company Board Recommendation	Section 1.4(c)
Company IT Assets	Section 2.16(d)
Company Organizational Documents	Section 2.1(b)
Company Permits	Section 2.9(a)
Company Subsidiary Partnership	Section 2.13(g)
Company Termination Fee	Section 6.3(b)(iii)
Confidentiality Agreement	Section 4.2(b)
Continuing Employee	Section 4.8(a)
D&O Insurance	Section 4.7(b)
Development Expenditures	Section 2.14(d)
Development Expenditure Budget	Section 2.14(d)
Development Projects	Section 2.14(d)
Disclosed Personal Information	Section 4.2(c)
Disclosure Letter	Article II
Employee Benefit Plan	Section 2.11(a)
Employee Benefit Plans	Section 2.11(a)
Exchange Act	Section 2.5(e)
Existing Indebtedness	Section 2.17(a)(v)
Existing Lenders	Section 4.13(a)
Existing Loan Documents	Section 2.17(a)(v)
Financial Statements	Section 2.6(a)
Financing	Section 4.14(a)
Ground Leased Real Property	Section 2.14(b)
Ground Lease	Section 2.14(b)

Defined Terms	Section
Ground Leases	Section 2.14(b)
Guarantor	Recitals
Guaranty	Recitals
Income Restrictions	Section 2.14(m)
Indemnified Liabilities	Section 4.7(a)
Indemnified Parties	Section 4.7(a)
Indemnified Party	Section 4.7(a)
Inquiry	Section 4.4(a)
Intellectual Property Rights	Section 2.16(a)
Interim Period	Section 4.1
JV Entity	Section 2.1(d)
Leased Real Property	Section 2.14(c)
Leases	Section 2.14(c)
Liability Limitation	Section 7.8(c)
Material Contract	Section 2.17(a)
Maximum Amount	Section 4.7(b)
NFA	Section 2.21(c)
Notice of Change of Recommendation	Section 4.4(e)
Notice of Change Period	Section 4.4(e)
OBCA	Recitals
Operating Budget	Section 2.14(d)
Operating Expenses	Section 2.14(d)
Outside Date	Section 6.1(b)(ii)
Owned Real Property	Section 2.14(a)

Defined Terms	Section
Participation Agreements	Section 2.14(f)
Participation Interest	Section 2.14(f)
Participation Party	Section 2.14(f)
Permit	Section 2.9(a)
PIPE LLC Agreement	Section 2.1(b)
PIPE LLC Organizational Documents	Section 2.1(b)
Preferred Unit Redemption Amount	Section 4.18(c)
Preferred Unit Redemption Notice	Section 4.18(c)
Processing	Section 7.12, “Personal Information” definition
Purchaser	Recitals
Purchaser Plan	Section 4.8(b)
Purchaser Termination Fee	Section 6.3(c)
QRS	Section 2.13(d)
Qualified Proposal	Section 7.12
Rent Rolls	Section 2.14(e)
Restructuring Transactions	Section 4.12
Security Breach	Section 2.16(d)
Solvent	Section 3.7
Space Leases	Section 2.14(e)
Special Committee	Recitals
Special Compensation	Section 4.8(a)
Support Agreement	Recitals
Tax Protection Agreements	Section 2.13(g)

Defined Terms	Section
Taxable REIT Subsidiary	Section 2.13(d)
Third Party	Section 2.14(g)
Transaction Litigation	Section 4.3(b)
Transfer Right Notice	Section 4.15
U.S. Investment Company Act	Section 2.5(f)
WARN	Section 2.12(d)

In addition to the other terms defined throughout this Agreement, which are listed above, the following terms shall have the following meanings when used in this Agreement:

(a)        “Acquisition Proposal” means any inquiry, offer or proposal regarding any of the following (other than the Arrangement) involving any of the Company or any Company Subsidiary: (i) any arrangement, amalgamation, merger, consolidation, share exchange, recapitalization, dissolution, liquidation, business combination or other similar transaction involving the Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, directly or indirectly, by arrangement, amalgamation, merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)), in a single transaction or series of related transactions; (iii) any issue, sale or other disposition (including by way of arrangement, amalgamation, merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power (including any general partnership interests) of the Company or any Company Subsidiary constituting 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)); (iv) any take-over bid, securities exchange take-over bid, tender offer or exchange offer for 15% or more of any class of equity security (including any general partnership interests) of the Company or any Company Subsidiary; (v) any other transaction or series of related transactions pursuant to which any third party proposes to acquire control of assets of the Company and/or any other Company Subsidiary having a fair market value equal to or greater than 15% of the fair market value of all of the assets of the Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

(b)        “Advisory Services” means investment management, investment advisory, investment sub-advisory or other similar services relating to securities or other financial instruments, commodities, real estate or any other type of asset.

(c)        “affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. For purposes of this Agreement, (i) the Purchaser and BREIT Shareholder shall be deemed to be affiliates of each other and (ii) the Purchaser, BREIT Shareholder and their respective affiliates shall be deemed not to be affiliates of the Company or the Company Subsidiaries.

(d)        “Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

(e)        “Arrangement Resolution” means the special resolution of Company Shareholders approving the Arrangement which is to be considered at the Shareholder Meeting, substantially in the form of Schedule B hereto.

(f)        “Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by subsection 183(1) of the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

(g)        “BREIT Shareholder” means BCORE Preferred Holdco LLC, a limited liability company existing under the laws of the State of Delaware.

(h)        “Business Day” means a day other than Saturday, Sunday or any day on which banks located in Toronto, Ontario or in New York, New York are authorized or obligated by applicable Law to close.

(i)        “Canadian Securities Laws” means the Securities Act (Ontario), regulations and rules thereunder and similar Laws in the other provinces and territories of Canada.

(j)        “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity, or any other Law or executive order or executive memo (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health Economic Assistance, Liability and Schools Act and any other U.S., non-U.S., state or local stimulus fund or relief programs or Laws enacted by a Governmental Entity in connection with or in response to COVID-19.

(k)        “Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement giving effect to the Arrangement.

(l)        “Circular” means the notice of the Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Shareholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

(m)        “Co-Investment Interest” means an equity interest in a Co-Investment Vehicle that is not held by the Company or a Company Subsidiary.

(n)        “Co-Investment Vehicles” means Tricon Multi-Family Investor 21 LP, Tricon Lifestyle Rentals Investment LP, Tricon US Multi-Family Promote LP, SFR JV-2 Class B LLC, SFR JV-HD Class B LLC, THP JV-1C Promote LLC, THPAS JV-2C LP, and SFR JV-1 Class B LLC.

(o)        “Code” means the Internal Revenue Code of 1986, as amended.

(p)        “Company Shareholder Approval” means the holders of Common Shares.

(q)        “Company Shareholders” means the registered or beneficial holders of Common Shares, as the context requires.

(r)        “Company Subsidiary” means any Subsidiary of the Company.

(s)        “Competition Act” means the Competition Act (Canada) and includes the regulations promulgated thereunder.

(t)        “Competition Act Clearance” means, with respect to the transactions contemplated by the Agreement, that either: (i) the Commissioner of Competition appointed under the Competition Act (or his designee) shall have issued (and not rescinded or amended) to the Purchaser an advance ruling certificate under subsection 102(1) of the Competition Act, or (ii) (x) the waiting period under Section 123 of the Competition Act shall have expired or been terminated, or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act and (y) the Commissioner of Competition shall have issued (and not rescinded or amended) to the Purchaser a No-Action Letter.

(u)        “Consideration” means $11.25 in cash per Common Share, without interest.

(v)        “Continuing Employee” has the meaning set forth in Section 4.8(a).

(w)        “Contract” means any binding agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, to which a Person is a party or to which the properties or assets of such Person are subject, whether oral or written.

(x)        “Court” means the Ontario Superior Court of Justice (Commercial List).

(y)        “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

(z)        “COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, guideline or recommendations by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

(aa)        “Covid-19 Subsidies” means the Canada Emergency Rent Subsidy, the Canada Emergency Wage Subsidy, and any other COVID-19 related direct or indirect wage, rent or other subsidy or loan offered by a federal, provincial, territorial, state, local or foreign Governmental Entity.

(bb)        “Cut-Off Time” means 11:59 p.m. (New York City time) on March 3, 2024.

(cc)        “Deferred Share Unit” means a deferred share unit of the Company issued pursuant to the DSU Plan.

(dd)        “delivered” or “made available” means, with respect to documents or information required to be provided by the Company to the Purchaser, any documents or information (i) posted by the Company or any of its Representatives in the Company’s electronic data room, (ii) filed by the Company and publicly available through the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) or the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) or (iii) otherwise made reasonably available by the Company or its Representatives to the Purchaser, in each case prior to 4:00 p.m. on the date hereof.

(ee)        “Depositary” means such Person that the Company and the Purchaser, each acting reasonably, may agree to in writing to act as depositary for Common Shares in relation to the Arrangement.

(ff)        “Director” means the Director appointed under Section 278 of the OBCA.

(gg)        “Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

(hh)        “Dividend Reinvestment Plan” means the dividend reinvestment plan of the Company adopted on November 15, 2012, as amended as of May 10, 2016 and approved by the TSX on June 8, 2016, pursuant to which eligible Company Shareholders may elect to reinvest their cash dividends and acquire additional Common Shares.

(ii)        “DSU Plan” means the Third Amended and Restated Deferred Share Unit Plan of the Company, adopted as of December 7, 2021.

(jj)        “Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

(kk)        “Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

(ll)        “Employee Share Plans” means, collectively, (i) the DSU Plan, (ii) the Stock Option Plan, (iii) the Performance Share Unit Plan, (iv) the Restricted Share Plan, and (v) any other plan pursuant to which the Company or any Company Subsidiary may provide or has provided equity or equity-based incentives to employees, officers, directors or consultants (but excluding the Co-Investment Vehicles).

(mm)      “Environmental Laws” means all Laws and agreements with Governmental Entities which (a) regulate or relate to (i) the protection or clean-up of the environment, (ii) occupational safety and health in respect of any harmful or deleterious materials, or (iii) the treatment, storage, transportation, handling, exposure to, disposal or Release of any harmful or deleterious materials or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) with respect to any of the foregoing.

(nn)        “Environmental Permits” means any approval, certificate, permit, registration, identification number, license and other authorization under any applicable Environmental Law.

(oo)        “Fairness Opinions” means the fairness opinions of Scotia Capital Inc. and Morgan Stanley & Co. LLC, in each case, substantially to the effect that, as of the date of such opinions and based on and subject to the limitations, qualifications and assumptions set forth therein, the Consideration to be received by holders of Common Shares (other than the Purchaser and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to holders of Common Shares.

(pp)        “Filings” means all documents required to be or that have been filed or furnished by the Company with any Securities Authority since January 1, 2021, and including those filed or furnished since the date of this Agreement, if any, including any amendments, supplements or modifications thereto.

(qq)        “Final Order” means the final order of the Court pursuant to section 182(5)(f) of the OBCA approving the Arrangement, in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, as such order may be amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that such amendment, modification, supplement or variance is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that such amendment is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed).

(rr)        “Fund Document” means as of the date hereof, each partnership agreement, operating agreement, shareholders’ agreement, Investment Advisory Arrangement,

offering document or memorandum, placement agreement and any material amendments, modifications, supplements or waivers with respect to any of the foregoing (including any side letters or similar arrangements) related to each Private Fund.

(ss)        “Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission (including any Securities Authority), board, bureau, ministry, minister, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

(tt)        “Hazardous Substances” means any chemical, or chemical compound, or substance, material, product, mineral or waste, whether solid, liquid or gas and whether naturally occurred or man-made, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Laws, and in any case including petroleum (including crude oil or any fraction thereof), asbestos, poly- and perfluoroalkyl substances, radioactive materials and polychlorinated biphenyls, or toxic mold.

(uu)        “IFRS” means International Financial Reporting Standards.

(vv)        “Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person and its Subsidiaries for borrowed money, including obligations evidenced by notes, bonds, debentures or other similar instruments, (b) all reimbursement obligations of such Person and its Subsidiaries under letters of credit to the extent such letters of credit have been drawn, (c) obligations of such Person and its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, (d) all capital lease obligations of such Person and its Subsidiaries, (e) all obligations of such Person and its Subsidiaries for guarantees of another Person in respect of any items set forth in clauses (a) through (d), and (f) all outstanding prepayment premium obligations of such Person and its Subsidiaries, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (a) through (b). For the avoidance of doubt, “Indebtedness” shall not include any liability for Taxes and shall not include any Indebtedness from the Company to a wholly-owned Company Subsidiary (or vice versa) or between wholly-owned Company Subsidiaries.

(ww)       “Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisionals, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including trade secrets, confidential information and know-how; (iii) copyrights (including rights in IT Assets), copyright registrations and applications for copyright registration; and (iv) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade-mark applications, trade dress and logos, and the goodwill associated with any of the foregoing.

(xx)        “Interim Order” means the interim order of the Court made in connection with the Arrangement, in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, and providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (provided that such amendment, modification, supplement or variance is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed);

(yy)        “Investment Adviser” means Tricon Capital GP, Inc., and its relying adviser Tricon USA Inc., also doing business as Tricon Residential, Inc.

(zz)        “Investment Advisory Arrangement” means a Contract under which the Company or any Company Subsidiaries performs Advisory Services for any Private Fund.

(aaa)        “Investment Canada Act” means the Investment Canada Act and includes the regulations promulgated thereunder.

(bbb)       “Investment Canada Act Approval” means that: (i) the Minister shall have sent a written notice pursuant to section 21(1) of the Investment Canada Act to the Purchaser stating that the Minister is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under section 21(1) of the Investment Canada Act shall have expired such that the Minister shall be deemed, pursuant to section 21(2) of the Investment Canada Act, to be satisfied that the transactions contemplated by this Agreement are of net benefit to Canada; and (ii) more than 45 days shall have elapsed from the time that the Minister has certified the application for review filed with the Minister in connection with the transactions contemplated by this Agreement as complete and the Minister has not sent to the Purchaser a notice under section 25.2(1) of the Investment Canada Act and the Governor in Council has not made an order under section 25.3(1) of the Investment Canada Act in relation to the transactions contemplated by this Agreement or, if such a notice has been sent or such an order has been made, the Purchaser has subsequently received: (A) a notice under section 25.2(4)(a) of the Investment Canada Act indicating that a review of the transactions contemplated by this Agreement on the grounds of national security shall not be made, (B) a notice under section 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken, or (C) a copy of an order under section 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by this Agreement provided that such order is on terms and conditions consistent with the Purchaser’s obligations under Section 4.3 of this Agreement.

(ccc)        “IT Assets” means all computers, websites, applications, databases, systems, networks, software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology assets.

(ddd)       “Joint Venture Agreements” means the organizational and other governing documents of a vehicle which is owned directly or indirectly by the Company or any Company Subsidiary, on the one hand, and one or more Participation Parties or other third parties, on the other hand.

(eee)        “know” or “knowledge” means, with respect to the Company, the actual knowledge of such persons listed in Section 7.12(eee) of the Disclosure Letter, and with respect to the Purchaser, the actual knowledge of the persons listed in Schedule A hereto.

(fff)        “Law” means any federal, provincial, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

(ggg)       “Lien” means any lien, mortgage, pledge, security instrument, title charges which are liens, claims against title, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal or first offer, easement, security interest, charge, hypothec, encumbrance, deed of trust, right-of-way, encroachment or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law.

(hhh)       “Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on (i) the business, financial condition, assets or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Arrangement before the Outside Date; provided, however, that in the case of clause (i), no change, event, state of facts or development resulting from any of the following shall be deemed to be or taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) the entry into or the announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, including (i) the identity of the Purchaser and its affiliates, (ii) by reason of any communication by the Purchaser or any of its affiliates regarding the plans or intentions of the Purchaser with respect to the conduct of the business of the Company and the Company Subsidiaries following the Effective Time, (iii) the failure to obtain any third party consent in connection with the transactions contemplated hereby and (iv) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, joint venturers, employees or any other Person, (b) any change, event or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, inflation rates, or any changes therein, in Canada, the United States or other countries in which the Company or any of the Company Subsidiaries conduct operations or any change, event or development generally affecting the real estate industry, (c) any change in the market price or trading volume of the equity securities of the Company or of the equity or credit ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency; provided, however, that the exception in this clause (c) shall not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Material Adverse Effect, from being taken into account in determining whether a Material Adverse Effect has occurred, (d) the suspension of trading in securities generally on the TSX or NYSE, (e) any adoption, implementation, proposal or change after the date hereof in any applicable Law or IFRS or interpretation of any of the foregoing, (f) any action taken or not taken to which the Purchaser has consented in writing, (g) any action expressly required to be taken by this Agreement or taken at the request of the Purchaser, (h) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause (h) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Material Adverse Effect, from being taken into account in determining whether a Material Adverse Effect has occurred; and provided, further, that this clause (h) shall not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period, (i) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, (j) any actions or claims made or brought by any of the current or former shareholders or equityholders of the Company or any Company Subsidiary (or on their behalf or on behalf of the Company or any Company Subsidiary, but in any event only in their capacities as current or former shareholders or equityholders) arising out of this Agreement, the Arrangement, the Circular or the Schedule 13E-3 (including breach of fiduciary duty or disclosure claims), or (k) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, any epidemic, pandemic or disease outbreak (including COVID-19 or other restrictions to the extent relating to, or arising out of, any outbreak of illness, epidemic, pandemic, or other public health event (including COVID-19) or any material worsening of any of the foregoing) or any national, international or regional calamity; provided, that (x) with respect to clauses (b), (e), (i), and (k), such changes, events, state of facts or developments may be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the residential rental real estate industry in the United States or Canada (not taking into account any of the transactions contemplated by this Agreement) and (y) clause (a) and clause (j) shall not apply to the use of Material Adverse Effect in Section 2.4 (or Section 5.2(a) as it relates to Section 2.4).

(iii)        “Material Company Lease” means any lease, sublease or occupancy agreement of real property (other than Ground Leases) under which the Company or any Company Subsidiary is the tenant or subtenant or serves in a similar capacity, (x) providing for annual rentals of $25,000 or more or (y) relating to real property comprising more than 5,000 square feet of space; provided that any such lease, sublease or occupancy agreement between the Company and any Company Subsidiary or between Company Subsidiaries (other than between the Company or a wholly-owned Company Subsidiary, on the one hand, and a non-wholly-owned Company Subsidiary, on the other hand) shall not constitute a Material Company Lease.

(jjj)        “Material Space Lease” means any one or more leases, subleases, licenses or occupancy agreements of a particular real property (other than Ground Leases) to a single tenant or sub-tenant under which the Company or any Company Subsidiary is the landlord or sub-landlord or serves in a similar capacity, (x) providing for annual rentals of $750,000 or more or (y) relating to an individual real property comprising more than 80,000 square feet of space.

(kkk)       “MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

(lll)        “Minister” means the responsible Minister under the Investment Canada Act.

(mmm)“Misrepresentation” with respect to a document or statement means (i) a “misrepresentation” as defined under Canadian Securities Laws or (ii) any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(nnn)       “No-Action Letter” means a communication in writing from the Commissioner of Competition or his designee advising that he does not, at that time, intend to make an application to the Competition Tribunal under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

(ooo)       “NYSE” means the New York Stock Exchange.

(ppp)       “Ordinary Course” means, with respect to an action taken by the Company or the Company Subsidiaries, that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Company or such Company Subsidiary consistent with the past practices of the Company or such Company Subsidiary.

(qqq)       “Parties” means the Company and the Purchaser, and “Party” means any one of them, as the context requires.

(rrr)        “Performance Share Unit” means a performance share unit, governed by the Performance Share Unit Plan.

(sss)        “Performance Share Unit Plan” means the Second Amended and Restated Performance Share Unit Plan of the Company, adopted as of December 7, 2021.

(ttt)        “Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which are being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with IFRS (to the extent required by IFRS), (b) mechanics’, workmen’s, repairmen’s, carriers’ or warehousemen’s Liens (i) arising in the usual, regular and ordinary course for amounts not yet due and payable or the amount or validity of which are being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with IFRS (to the extent required by IFRS) or (ii) arising in connection with construction in progress for amounts not yet due and payable, (c) Liens for which title insurance coverage has been obtained pursuant to a title insurance policy in favour of the Company or a Company Subsidiary (as applicable) prior to the date hereof, (d) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property (other than such matters that, individually or in the aggregate, materially adversely impair the current use, operation or value of the subject real property), (e) Liens securing mortgages and deeds of trust which secure the mortgage loans listed in Section 2.2(h) of the Disclosure Letter or Material Contracts (including Existing Loan Documents) or that the Company or a Company Subsidiary is permitted to enter into pursuant to the terms of Section 4.1, (f) (i) rights of tenants under Space Leases, as tenants only, and (ii) rights of other Parties in possession that do not materially and adversely impair the current use, operation or value of the subject real property and, in the case of (ii), without any right of first refusal, right of first offer or other option to purchase any Owned Real Property or Ground Leased Real Property (or any portion thereof), (g) title to any portion of any owned or leased real property lying within the boundary of any public or private road, easement or right of way, (h) Liens created, imposed or promulgated by Law or by any Governmental Entities, including zoning regulations, use restrictions and building codes, (i) such other non-monetary Liens or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances disclosed in title opinions or policies or commitments of title insurance that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use (or if such real property is vacant, the intended use), operation or value of, the property or asset affected by the applicable Lien, (j) Liens, rights or obligations created by or resulting from the acts or omissions of the Purchaser or any of its affiliates and their respective investors, lenders, employees, officers, directors, members, shareholders, partners, agents, representatives, contractors, invitees or licensees or any Person claiming by, through or under any of the foregoing, (k) reservations, limitations, provisos and conditions expressed in any original grant from the Crown or other grants of real estate or interests therein, (l) with respect to ground leasehold interests forming part of the Ground Leased Real Property, Liens on the underlying fee or leasehold interest of the applicable lessor or sublessor to the extent permitted without the consent of the applicable Ground Lease tenant, (m) the Joint Venture Agreements or Participation Agreements, (n) Liens imposed by any homeowners’ association or condominium corporation, including in connection with unpaid assessments or fines, or uncured violations of applicable homeowners’ association covenants, other than such Liens that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (o) subdivision, development, servicing and site plan agreements, undertakings and agreements made pursuant to applicable planning and development legislation, entered into with or made in favour of any Governmental Entities relating to the development, construction and operation of any Real Property provided that they have been complied with in the Ordinary Course in connection with the Company’s build-to-rent business, and (p) any other non-monetary Liens that individually or in the aggregate, would not reasonably be expected to materially adversely impair the current use (or if such real property is vacant, the intended use), operation or value of the subject real property.

(uuu)       “Person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, estate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

(vvv)       “Personal Information” means any information that (i) alone or together with any other information can be used to identify, contact or locate an identified or identifiable individual, device or household and/or (ii) is defined as “personal data,” “personally identifiable information,” “personal information” or any similar term under applicable Laws that regulate or otherwise relate to the collection, use, processing, destruction, deletion, retention, storage, transfer, transmission, privacy or security (collectively, “Processing”) of such information.

(www)  “PIPE LLC” means Tricon PIPE LLC, a limited liability company existing under the laws of the State of Delaware.

(xxx)       “Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule C hereto, subject to any amendments or variations thereto made in accordance with this Agreement and such plan or upon the direction of the Court (with the prior written consent of the Company and the Purchaser, each acting reasonably) in the Final Order. “Preferred Unit” means a Preferred Unit of PIPE LLC.

(yyy)       “Prior Sale Agreements” means a purchase or sale Contract relating to any real property (or the direct or indirect ownership interest therein) or leasehold interest in any real property conveyed, transferred, assigned or otherwise disposed of by the Company or any Company Subsidiaries since January 1, 2021, except for easements or similar interests.

(zzz)        “Privacy Requirements” means all applicable Laws, public or posted policies and legal requirements (including binding industry standards and contractual obligations of the Company and/or any of the Company Subsidiaries) that regulate or otherwise relate to the Processing of Personal Information or the operation or security of any IT Assets.

(aaaa)     “Private Funds” means TRI Continental Capital VII, L.P., Tricon Housing Partners US II A LP, Tricon Housing Partners US II B LP, Tricon Housing Partners US II B-2 LP, and Tricon Housing Partners US LP.

(bbbb)   “Public Disclosure” means all documents filed by or on behalf of the Company on SEDAR+ or filed or furnished by or on behalf of the Company on EDGAR, and, in each case, publicly available, prior to the date hereof.

(cccc)     “Purchaser Parties” means, collectively, the Purchaser, the Guarantors or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, successor or assignee of any of the foregoing.

(dddd)   “Real Property” means, collectively, the Owned Real Property, the Ground Leased Real Property and the Leases and, for purposes of Section 2.14(f), any fee, leasehold or sub-leasehold interest in real property which is owned or held, directly or indirectly, and whether in whole or in part, by the Company or any Company Subsidiary.

(eeee)     “Refinancing Transactions” means the transactions contemplated in Part B.2 and Part C of Schedule D and the transactions contemplated by Section 2.3(f) of the Plan of Arrangement.

(ffff)        “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

(gggg)   “Representative” means, with respect to any Person, such Person’s directors, partners, managers, officers, employees, consultants, advisors (including counsel, accountants, investment bankers, experts, consultants and financial advisors), agents and other representatives and, in the case of the Purchaser, its financing sources.

(hhhh)   “Residential Tenancies Laws” means applicable Laws with respect to residential tenancies, or ownership and operation of apartment buildings, including, without limitation, in the case of real properties located in Ontario, the Residential Tenancies Act, 2006 (Ontario), as amended, and the rules and regulations promulgated thereunder.

(iiii)        “Restricted Share Plan” means the Second Amended and Restated Restricted Share Plan of the Company, adopted as of December 7, 2021.

(jjjj)        “Restricted Shares” means Common Shares of the Company subject to the Restricted Share Plan, including in particular the transfer restrictions provided for under the Restricted Share Plan.

(kkkk)   “Return of Capital Amount” has the meaning ascribed thereto in the Plan of Arrangement.

(llll)        “Schedule 13E-3” means a Schedule 13E-3 transaction statement under Section 13(e) of the Exchange Act and Rule 13e-3 thereunder, together with any amendments thereof or supplements thereto.

(mmmm)“SEC” means the U.S. Securities and Exchange Commission.

(nnnn)   “Securities Authority” means the U.S. Securities and Exchange Commission, the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a state, province or territory of the United States or Canada.

(oooo)   “Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws.

(pppp)   “Service Provider” means any employee, director or individual independent contractor of the Company or any Company Subsidiaries.

(qqqq)   “Shareholder Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

(rrrr)        “Shareholder Rights Plan” means the third amended and restated shareholder rights plan agreement dated May 10, 2022 between the Company and TSX Trust Company.

(ssss)       “Stock Option Plan” means the Fourth Amended and Restated Stock Option Plan of the Company, adopted as of December 7, 2021.

(tttt)        “Stock Options” means options to purchase Common Shares granted pursuant to the Stock Option Plan.

(uuuu)   “Subsidiary” means, with respect to a Person, another Person at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or of which such first Person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function; provided that none of the entities set forth on Section 2.1(d) of the Disclosure Letter, other than those entities set forth on Section 7.12(uuuu) of the Disclosure Letter (which, for the avoidance of doubt, shall be deemed to be Subsidiaries of the Company), shall be deemed to be Subsidiaries of the Company.

(vvvv)   “Superior Proposal” means a bona fide written Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Acquisition Proposal” to “15%” shall be replaced by “50%”) made by a third party on terms that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, (A) would result, if consummated, in a transaction that is more favourable to the Company Shareholders (solely in their capacity as such) from a financial point of view than the Arrangement and (B) is reasonably likely to be consummated, after taking into account (x) the financial, legal, regulatory and any other aspects of such proposal, (y) the likelihood and timing of consummation (as compared to the Arrangement) and (z) any changes to the terms of this Agreement proposed by the Purchaser and any other information provided by the Purchaser (including pursuant to Section 4.4 of this Agreement).

(wwww)“Tax” and “Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, and import or export; and (ii) all interest, penalties, fines, additions to tax or other similar additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii).

(xxxx)   “Tax Act” means the Income Tax Act (Canada).

(yyyy)   “Tax Return” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements or other documents (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes (including any attachments or schedules thereto, and any amendments thereof).

(zzzz)     “Transfer Right” means, with respect to the Company or any Company Subsidiary, a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which the Company or any Company Subsidiary, on the one hand, or another Person, on the other hand, could be required to purchase or sell the applicable equity interests of any Person, any Owned Real Property, any Ground Leased Real Property or any other asset to which such right relates.

(aaaaa) “TSX” means the Toronto Stock Exchange.

(bbbbb) “U.S. REIT” means a real estate investment trust within the meaning of section 856 of the Code.

(ccccc) “U.S. REIT Subsidiary” means a Company Subsidiary that is a U.S. REIT.

(ddddd)“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

(eeeee) “U.S. Securities Laws” means the U.S. Securities Act, the Exchange Act and other U.S. federal or state securities Laws.

(fffff)      “Valuation” means the independent formal valuation of the Common Shares provided by Scotia Capital Inc. in accordance with the requirements of MI 61-101 prepared under the supervision of the Special Committee.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

TRICON RESIDENTIAL INC.

By:	/s/ Gary Berman
	Name:	Gary Berman
	Title:	President and Chief Executive Officer

[Signature page to Arrangement Agreement]

CREEDENCE ACQUISITION ULC

By:	/s/ Jacob Werner
	Name:	Jacob Werner
	Title:	Director

Schedule A

Purchaser Knowledge

[Redacted – personal information]

Schedule B

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) of Tricon Residential Inc. (the “Company”) pursuant to the arrangement agreement between Creedence Acquisition ULC (the “Purchaser”) and the Company dated January 18, 2024, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated [●], 2024 (the “Circular”) accompanying the notice of this meeting, and all transactions contemplated thereby, are hereby authorized, approved and adopted.
2.	The plan of arrangement in respect of the Arrangement, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix [●] to the Circular, is hereby authorized, approved and adopted.
3.	The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.
4.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).
5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of shares of the Company (the “Company Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Shareholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.
6.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute, under the Corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the OBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement

Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

Schedule C

Plan of Arrangement

See attached.

SCHEDULE C

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, terms used herein that are not defined have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

(a)	“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;
(b)	“Arrangement Agreement” means the arrangement agreement dated as of January 18, 2024 between the Purchaser and the Company (including the schedules thereto) as it may be amended, modified, supplemented or restated from time to time in accordance with its terms;
(c)	“Arrangement Resolution” means the special resolution of Company Shareholders approving the Arrangement to be considered at the Shareholder Meeting;
(d)	“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by Section 183(1) of the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;
(e)	“BREIT Shareholder” means BCORE Preferred Holdco LLC, a limited liability company existing under the laws of the State of Delaware, or its successors or permitted assigns;
(f)	“BREIT Transfer Agreement” means the share transfer agreement dated as of the Effective Date between BREIT Shareholder and Intermediate;
(g)	“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Toronto, Ontario or in New York, New York are authorized or obligated by Law to close;

(h)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 183(2) of the OBCA in respect of the Articles of Arrangement giving effect to the Arrangement;
(i)	“Circular” means the notice of the Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Shareholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;
(j)	“Common Share Acquisition Price” means, in respect of each Common Share, (i) the Consideration, less (ii) the aggregate amount distributed in respect of such Common Share in connection with the Return of Capital Distribution;
(k)	“Common Shares” means the common shares in the capital of the Company;
(l)	“Company” means Tricon Residential Inc., a corporation incorporated under the OBCA;
(m)	“Company Shareholders” means the registered or beneficial holders of Common Shares, as the context requires;
(n)	“Company Subsidiary” means any Subsidiary of the Company;
(o)	“Consideration” means $11.25 in cash per Common Share, without interest;
(p)	“Court” means the Ontario Superior Court of Justice (Commercial List);
(q)	“Custodian” means the custodian appointed under the Restricted Share Plan to hold the Restricted Shares;
(r)	“Deferred Share Units” means the deferred share units of the Company issued pursuant to the DSU Plan;
(s)	“Depositary” means TSX Trust Company, or such other Person that the Company and the Purchaser, each acting reasonably, may agree to in writing to act as depositary for Common Shares in relation to the Arrangement;
(t)	“Director” means the Director appointed pursuant to Section 278 of the OBCA;
(u)	“Dissent Rights” has the meaning specified in Section 3.1;
(v)	“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights in accordance with Section 3.1, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder;
(w)	“DSU Plan” means the Third Amended and Restated Deferred Share Unit Plan of the Company, adopted as of December 7, 2021;

(x)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
(y)	“Effective Time” means 9:00 a.m. (Toronto time) on the Effective Date or such other time as agreed to by the Company and the Purchaser in writing before the filing of the Articles of Arrangement with the Director;
(z)	“Employee Incentive Plans” means, collectively, (i) the DSU Plan, (ii) the Stock Option Plan, (iii) the PSU Plan, (iv) the Restricted Share Plan, and (v) any other plan pursuant to which the Company or any Company Subsidiary may provide or has provided equity or equity-linked incentives to employees, officers, directors or consultants, other than the LTIP, any Management Co-Investment Plan and any documentation evidencing entitlements in respect of Historic Investment Vehicles (as each such term is defined in the LTIP);
(aa)	“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA approving the Arrangement, in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, as such order may be amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that such amendment, modification, supplement or variance is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that such amendment is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed);
(bb)	“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission (including any Securities Authority), board, bureau, ministry, minister, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;
(cc)	“Implementation Documents” means the legal documentation required to effect the steps relating to the Return of Capital Transactions and the Rollover Transactions, as specified in the Pre-Closing Notice;
(dd)	“Incentive Securities” means, collectively, the Deferred Share Units, Stock Options, Restricted Shares and Performance Share Units;
(ee)	“Interim Order” means the interim order of the Court made in connection with the Arrangement, in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, and providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (provided that such amendment, modification, supplement or variance is acceptable to both the Company and the

Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed);

(ff)	“Intermediate” means Creedence Intermediate Holdings Inc., a corporation formed under the laws of the Province of British Columbia, or its permitted assignee under the Arrangement Agreement and their respective successors;
(gg)	“Intermediate Note” means a promissory note issued by Intermediate to BREIT Shareholder on the Effective Date in a principal amount specified in the Pre-Closing Notice, in accordance with the BREIT Transfer Agreement;
(hh)	“Intermediate Rollover Consideration” has the meaning ascribed thereto in Section 2.3(j);
(ii)	“Law” means any applicable federal, provincial, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree;
(jj)	“Letter of Transmittal” means a letter of transmittal, on terms and conditions not inconsistent with the Arrangement Agreement and this Plan of Arrangement, to be delivered by the Company to Company Shareholders for use in connection with the Arrangement;
(kk)	“Lien” means any lien, mortgage, pledge, security instrument, title charges which are liens, claims against title, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal or first offer, easement, security interest, charge, hypothec, encumbrance, deed of trust, right-of-way, encroachment or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law;
(ll)	“LTIP” means the Fifth Amended and Restated Long-Term Incentive Plan of the Company, effective as of January 1, 2024;
(mm)	“OBCA” means the Business Corporations Act (Ontario);
(nn)	“Performance Share Unit Plan” means the Second Amended and Restated Performance Share Unit Plan of the Company, adopted as of December 7, 2021;
(oo)	“Performance Share Units” means the performance share units of the Company issued pursuant to the PSU Plan;
(pp)	“Person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, estate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
(qq)	“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

(rr)	“Pre-Closing Notice” means a notice to be delivered by the Purchaser to the Company three Business Days prior to the Effective Date (or such shorter period that the Purchaser and the Company may agree, acting reasonably) specifying certain amounts and other actions and details as contemplated herein;
(ss)	“Preferred Share Redemption Amount” means the aggregate redemption amount of the Tricon Canco Special Preferred Shares issued to the Company pursuant to Section 2.3(f)(ii), as set out in the Pre-Closing Notice;
(tt)	“Purchaser” means Creedence Acquisition ULC, an unlimited liability company formed under the laws of the Province of British Columbia, or its permitted assignee under the Arrangement Agreement and their respective successors;
(uu)	“Purchaser Contribution Agreement” means the contribution agreement dated as of the Effective Date between the Purchaser and Intermediate;
(vv)	“Purchaser Note” means a promissory note issued by the Purchaser to Intermediate on the Effective Date in a principal amount equal to the principal amount of the Intermediate Note, in accordance with the Purchaser Contribution Agreement;
(ww)	“Purchaser Rollover Consideration” has the meaning ascribed thereto in Section 2.3(k);
(xx)	“Restricted Share Plan” means the Second Amended and Restated Restricted Share Plan of the Company, adopted as of December 7, 2021;
(yy)	“Restricted Shares” means Common Shares subject to the Restricted Share Plan, including in particular the transfer restrictions provided for under the Restricted Share Plan;
(zz)	“Return of Capital Amount” means an amount equal to the Preferred Share Redemption Amount paid to the Company in accordance with Section 2.3(f)(iii);
(aaa)	“Return of Capital Distribution” means, if applicable, the distribution to Company Shareholders of record as of the Effective Time in an amount per Common Share equal to the Return of Capital Amount divided by the number of issued and outstanding Common Shares (including Restricted Shares and Common Shares held by Dissenting Shareholders) as of the Effective Time, rounded down to the nearest whole cent, paid in accordance with Section 2.3(f)(iv);
(bbb)	“Return of Capital Transactions” means the steps in Section 2.3(f), as specified in the Pre-Closing Notice;
(ccc)	“Rights” has the meaning specified in the Shareholder Rights Plan;

(ddd)	“Rollover Consideration” means, collectively, the Intermediate Rollover Consideration and the Purchaser Rollover Consideration;
(eee)	“Rollover Transactions” means the steps in Sections 2.3(j) and 2.3(k), as specified in the Pre-Closing Notice;
(fff)	“Shareholder Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;
(ggg)	“Shareholder Rights Plan” means the third amended and restated shareholder rights plan agreement dated May 10, 2022 between the Company and TSX Trust Company;
(hhh)	“Stock Option Plan” means the Fourth Amended and Restated Stock Option Plan of the Company, adopted as of December 7, 2021;
(iii)	“Stock Options” means options to purchase Common Shares granted pursuant to the Stock Option Plan;
(jjj)	“Structuring Steps” means the transactions specified in Schedule D of the Arrangement Agreement;
(kkk)	“Subsidiary” has the meaning ascribed thereto in the Arrangement Agreement;
(lll)	“Tricon Canco” means Tricon US Rental Canco Inc., a corporation incorporated under the OBCA that is Company Subsidiary;
(mmm)	“Tricon Canco Common Shares” means the common shares in the capital of Tricon Canco;
(nnn)	“Tricon Canco Multiple Voting Shares” means the multiple voting common shares in the capital of Tricon Canco having the terms and conditions specified in Appendix A;
(ooo)	“Tricon Canco Preferred Shares” means the preferred shares in the capital of Tricon Canco; and
(ppp)	“Tricon Canco Special Preferred Shares” means the special preferred shares in the capital of Tricon Canco having the terms and conditions specified in Appendix A.
1.2	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Subsection by number or letter or both refer to the Article, Section or Subsection, respectively, bearing that designation in this Plan of Arrangement.

1.4	Date For Any Action

In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required to be taken on or by the next succeeding day which is a Business Day.

1.5	Time

All times expressed herein or in any Letters of Transmittal are local time in Toronto, Ontario, unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to United States dollars.

1.7	Statutory References

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

Article 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and be binding upon: (i) the Company and the Company Subsidiaries; (ii) the Purchaser and its shareholder, Intermediate; (iii) all registered and beneficial Company Shareholders (including Dissenting Shareholders); (iv) all holders of Incentive Securities; (v) the registrar and transfer agent of the Company; (vi) the Depositary; (vii) the Custodian (as regards the Restricted Shares); (viii) TSX Trust Company (as regards the Shareholder Rights Plan) and (ix) all other Persons at and after the Effective Time without any further act or formality required on the part of the Court or any Person. No portion of this Plan of Arrangement will take effect with respect to any Person until the Effective Time, and without affecting the timing set out in Section 2.3, each transaction set out in Section 2.3 shall be mutually conditional such that, except as specified in the Pre-Closing Notice, no transaction set out in Section 2.3 may occur without all transactions set out therein occurring.

2.3	Arrangement

Commencing at the Effective Time, pursuant to and in accordance with the Implementation Documents where applicable, each of the following events shall occur and shall be deemed to occur sequentially in the order set out below, except where expressly stated otherwise below, without any further authorization, act or formality, in each case, except where expressly stated otherwise below, effective as at two minute intervals starting at the Effective Time, provided that all documentation to implement the following events will be in form and substance approved by the Purchaser:

(a)	Each of the directors on the board of the directors of the Company shall cease (and shall be deemed to have ceased) to be a director of the Company and the individuals specified by the Purchaser in the Pre-Closing Notice shall be appointed as directors of the Company effective as of the Effective Time.
(b)	All Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof, the Shareholder Rights Plan shall terminate with the result that it will no longer have any force or effect, and thereafter no Person will have any further liability or obligation to the former holders of Rights under such Shareholder Rights Plan and the former holders of Rights will permanently cease to have any Rights under such Shareholder Rights Plan.
(c)	Each Performance Share Unit credited to a holder’s PSU Account and reflected in such holder’s Adjusted PSU Number (as such terms are defined in the PSU Plan), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the PSU Plan or any applicable grant agreement in relation thereto, automatically and without any further action by or on behalf of the holder thereof, be cancelled and terminated in exchange for a cash payment from the Company equal to the Consideration, less any amounts withheld and remitted in accordance with Section 4.5. As of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Performance Share Unit, (B) the holder thereof shall cease to have any rights as a holder in respect of such Performance Share Unit, or under the PSU Plan, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(c), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled. For the avoidance of doubt: (x) no additional Performance Share Units shall be credited to a holder’s PSU Account in connection with the Return of Capital Distribution; and (y) each Performance Share Unit that is not credited to a holder’s PSU Account and reflected in such holder’s Adjusted PSU Number shall terminate without consideration immediately prior to the Effective Time.

(d)	Each Deferred Share Unit, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the DSU Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, be cancelled and terminated in exchange for a cash payment by the Company equal to the Consideration, less any amounts withheld and remitted in accordance with Section 4.5. As of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Deferred Share Unit, (B) the holder thereof shall cease to have any rights as a holder in respect of such Deferred Share Unit or under the DSU Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(d), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled. For the avoidance of doubt, no additional Deferred Share Units shall be credited to a holder’s account in connection with the Return of Capital Distribution.
(e)	Each Restricted Share, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Restricted Share Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, become immediately vested, and:
(i)	the Custodian shall be deemed to cease to be the holder of the Restricted Share,
(ii)	the holder shall be deemed to be the holder of a Common Share and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.
(f)	If the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice:
(i)	the articles of Tricon Canco shall be amended, and deemed to be amended, to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described herein, including the creation of an unlimited number of Tricon Canco Special Preferred Shares and Tricon Canco Multiple Voting Shares;
(ii)	immediately after the transactions in Section 2.3(f)(i), each then-issued and outstanding Tricon Canco Common Share held by the Company will be deemed to be exchanged (without any action on the part of the holder of such Tricon Canco Common Share) for one Tricon Canco Multiple Voting Share and one Tricon Canco Special Preferred Share and the Tricon Canco Common Shares so exchanged shall thereupon be cancelled, and:
(A)	an amount will be added to the stated capital account of the Tricon Canco Special Preferred Shares equal to the Preferred Share Redemption Amount;

(B)	an amount will be added to the stated capital account of the Tricon Canco Multiple Voting Shares equal to the amount by which the stated capital of the Tricon Canco Common Shares exchanged in accordance with Section 2.3(f)(ii) exceeds the Preferred Share Redemption Amount;
(iii)	immediately following the exchange contemplated by Section 2.3(f)(ii), the Tricon Canco Special Preferred Shares held by the Company shall be redeemed by Tricon Canco in consideration of the payment in cash by Tricon Canco to the Company of the Preferred Share Redemption Amount, which amount shall be deemed to have been paid to the Company if received by the Depositary in accordance with Section 4.2(a);
(iv)	immediately following the redemption of the Tricon Canco Special Preferred Shares pursuant to Section 2.3(f)(iii), the stated capital maintained for the Common Shares shall be reduced by an amount equal to the Preferred Share Redemption Amount received by the Company in accordance with Section 2.3(f)(iii), and the Company shall make the Return of Capital Distribution to the Company Shareholders (including Dissenting Shareholders) by way of a distribution equal to the amount of such reduction of stated capital and not as a dividend, and to be paid in cash using the proceeds of the Preferred Share Redemption Amount received by the Company in accordance with Section 2.3(f)(iii), such that each Company Shareholder (including a Dissenting Shareholder) will receive a pro rata portion of the Return of Capital Amount, less any amounts withheld and remitted in accordance with Section 4.5.
(g)	Each Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Stock Option Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, be deemed to be surrendered by the holder thereof in exchange for a cash payment from the Company equal to the amount (if any) by which the Consideration exceeds the exercise price per Common Share of such Stock Option (provided that, in the case of a Stock Option with an exercise price denominated in Canadian dollars, such exercise price shall be converted into United States dollars using the Bank of Canada daily exchange rate in effect on the Business Day immediately preceding the Effective Date), multiplied by the number of Common Shares subject to such Stock Option, less any amounts withheld and remitted in accordance with Section 4.5, and each such Stock Option shall immediately be cancelled and terminated and, where such amount is zero or negative, for each such Stock Option, whether vested or unvested, such Stock Option shall be cancelled and terminated without any consideration and, with respect to each Stock Option that is cancelled and terminated pursuant to this Section 2.3(g) as of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Stock Option, (B) the holder thereof shall cease to have any rights as a holder in respect of such Stock Option, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(g), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated.

(h)	Each of the Common Shares (including, to the extent applicable, each Common Share described in Section 2.3(e)(ii) above) held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of any Liens, to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined in accordance with Section 3.1, and:
(i)	such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than (A) their respective entitlements to the Return of Capital Distribution, if any, in accordance with Section 2.3(f)(iv), and (B) the right to be paid fair value for such Common Shares (less the amount of their entitlement to the Return of Capital Distribution) as set out in Section 3.1;
(ii)	such Dissenting Shareholders shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Common Shares;
(iii)	such Dissenting Shareholders’ names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of the Company; and
(iv)	the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens, and shall be entered into the registers of Common Shares maintained by or on behalf of the Company.
(i)	Concurrently with the transactions in Section 2.3(h), each outstanding Common Share other than (A) the Common Shares that are held by Dissenting Shareholders who are ultimately entitled to be paid the fair value for such Common Shares, and (B) all of the Common Shares held by BREIT Shareholder, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be transferred and assigned by the holder thereof to the Purchaser (free and clear of any Liens) in exchange for a cash payment equal to the Common Share Acquisition Price, less any amounts withheld and remitted in accordance with Section 4.5, and:
(i)	the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to receive from the Depositary the Consideration per Common Share in accordance with this Plan of Arrangement;
(ii)	such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and
(iii)	the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(j)	Concurrently with the transactions in Section 2.3(i), each Common Share held by BREIT Shareholder shall be transferred by BREIT Shareholder to Intermediate in exchange for the number of common shares of Intermediate specified in the Pre-Closing Notice and the issuance of the Intermediate Note by Intermediate having a principal amount set out in the Pre-Closing Notice (the “Intermediate Rollover Consideration”), on such terms and conditions as are set out in the BREIT Transfer Agreement and an amount equal to the aggregate of the Common Share Acquisition Price per Common Share so transferred to Intermediate minus the principal amount of the Intermediate Note shall be added to the stated capital of the common shares of Intermediate so issued, and:
(i)	BREIT Shareholder shall cease to be the holder of such Common Shares and to have any rights as holders of such Common Shares other than (A) the right to receive from the Depositary the aggregate amount distributed in respect of such Common Shares in connection with the Return of Capital Distribution and (B) the right to receive from Intermediate the Intermediate Rollover Consideration, all in accordance with this Plan of Arrangement;
(ii)	BREIT Shareholder’s name shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and
(iii)	Intermediate shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.
(k)	Immediately following the transactions in Section 2.3(j), each Common Share held by Intermediate shall be transferred by Intermediate to the Purchaser in exchange for the Purchaser Note and the number of common shares of the Purchaser specified in the Pre-Closing Notice (the “Purchaser Rollover Consideration”), on such terms and conditions as are set out in the Purchaser Contribution Agreement and an amount equal to the fair market value of the Common Shares transferred to the Purchaser minus the principal amount of the Purchaser Note shall be added to the stated capital of the common shares of the Purchaser issued pursuant to this Section 2.3(j), and:
(i)	Intermediate shall cease to be the holder of such Common Shares and to have any rights as holders of such Common Shares other than the right to receive the Purchaser Rollover Consideration in accordance with this Plan of Arrangement;
(ii)	Intermediate’s name shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and
(iii)	the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.
(l)	The Employee Incentive Plans and all grant agreements thereunder shall be terminated and be of no further force and effect.

2.4	Adjustment to Consideration

If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Common Shares (other than the Return of Capital Distribution) that is at or prior to the Effective Time or the Company pays or declares any dividend or other distribution on the Common Shares (other than the Return of Capital Distribution) at or prior to the Effective Time (including an amount that is paid after the Effective Time to the Company Shareholders of record at or prior to the Effective Time), then, and without limitation to any other rights of the Purchaser under the Arrangement Agreement or this Plan of Arrangement: (i) to the extent that the amount of such dividends or distributions per Common Share does not exceed the Consideration per Common Share, the Consideration per Common Share shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Common Share exceeds the Consideration per Common Share, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser. In the event that, subsequent to the date of the Arrangement Agreement but prior to the Effective Time, the Common Shares issued and outstanding shall, through a reorganization, recapitalization, reclassification, share distribution, share split, reverse share split or other similar change in the capitalization of the Company, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Consideration, to provide the Company Shareholders the same economic effect as contemplated by the Arrangement Agreement prior to such event; provided, however, that nothing set forth in this Section 2.4 shall be construed to supersede or in any way limit the prohibitions set forth in Section 4.1 of the Arrangement Agreement. For greater certainty, any adjustments to the Consideration shall be treated as an adjustment to the Consideration for applicable income tax purposes.

Article 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Company Shareholders may exercise dissent rights with respect to the Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA as modified by the Interim Order, the Final Order and this Section 3.1 provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Shareholder Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(h), and if they:

(a)	are ultimately entitled to be paid fair value for such Common Shares, shall be deemed not to have participated in the transactions in Article 2 (other than Sections 2.3(f)(iv) and 2.3(h)) in respect of such Common Shares, will be entitled to be paid the fair value of such Common Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part 14 of the OBCA, (x) shall be reduced by any amounts they are entitled to receive pursuant to the Return of Capital Distribution, and (y) shall be determined as of the close of business on the day before the Arrangement Resolution was adopted, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement (other than pursuant to the Return of Capital Distribution) had such Company Shareholders not exercised their Dissent Rights in respect of such Common Shares; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement in respect of those Common Shares, as of the Effective Time, on the same basis as a Company Shareholder (other than BREIT Shareholder) who has not exercised Dissent Rights.

For greater certainty, each Dissenting Shareholder shall be, and shall be deemed to be, a holder of Common Shares at the time of payment of the Return of Capital Distribution.

3.2	Recognition of Dissenting Holders

(a)          In no circumstances shall the Company, the Purchaser, (or any of their respective successors) or any other Person be required to recognize a Person exercising Dissent Rights, unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)          For greater certainty, in no case shall the Company, the Purchaser, (or any of their respective successors) or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares (in respect of which Dissent Rights have been validly exercised) after the completion of the transfer under Section 2.3(h), and the names of such Dissenting Shareholders shall be removed from the registers of holders of the Common Shares (in respect of which Dissent Rights have been validly exercised) at the same time as the event described in Section 2.3(h) occurs.

(c)           In addition to any other restrictions under Section 185 of the OBCA and the Interim Order, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Incentive Securities (other than Restricted Shares); (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares); and (iii) the Purchaser or its affiliates.

Article 4
PAYMENT OF CONSIDERATION

4.1	Letter of Transmittal

At the time of mailing the Circular or as soon as practicable thereafter, the Company shall forward to each Company Shareholder at the address of such person as it appears on the register maintained by or on behalf of the Company in respect of the Company Shareholders, a Letter of Transmittal.

4.2	Exchange of Certificates for Cash

(a)          Prior to the filing of the Articles of Arrangement, the Purchaser and, if the Return of Capital Transactions are to be completed, Tricon Canco, shall deliver in escrow to the Depositary by way of wire transfer, certified cheque or bank draft, an amount equal to the aggregate amount of Consideration that the Company Shareholders are entitled to receive in respect of their Common Shares under this Plan of Arrangement, provided that Tricon Canco shall only be responsible to deliver an amount equal to the Return of Capital Amount.

(b)          Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Sections 2.3(i), 2.3(j) or 2.3(k), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, the cash which such Company Shareholder has the right to receive under the Arrangement in respect of such Common Shares, less any amounts withheld and remitted pursuant to Section 4.5, and in the case of (i) Section 2.3(j), Intermediate shall also deliver the Intermediate Rollover Consideration which BREIT Shareholder has the right to receive under this Plan of Arrangement and the BREIT Transfer Agreement, and any certificates so surrendered shall forthwith be cancelled, and (ii) Section 2.3(k), the Purchaser shall also deliver the Purchaser Rollover Consideration which Intermediate has the right to receive under this Plan of Arrangement and the Purchaser Contribution Agreement, and any certificates so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(c)           On or as soon as practicable after the Effective Date, the Company shall deliver, to each holder of Stock Options, the Deferred Share Units and the Performance Share Units as reflected on the register maintained by or on behalf of the Company in respect of Stock Options, the Deferred Share Units and the Performance Share Units outstanding immediately prior to the Effective Time, a cheque or cash payment (or process the payment through the Company’s payroll systems or such other means as the Company may elect or as otherwise directed by the Purchaser including with respect to the timing and manner or such delivery), if any, which such holder of Stock Options, the Deferred Share Units and the Performance Share Units has the right to receive under this Plan of Arrangement for such Stock Options, the Deferred Share Units and the Performance Share Units, less any amount withheld and remitted pursuant to Section 4.5. Notwithstanding that amounts under this Plan of Arrangement are calculated in United States dollars, the Company is entitled to make the payments contemplated in 4.2(c) in the applicable currency in respect of which the Company customarily makes payment to such holder using the Bank of Canada daily exchange rate in effect on the Business Day immediately preceding the Effective Date.

(d)          Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented any Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the amounts (including, to the extent applicable, the Rollover Consideration) that the holder of such certificate is entitled to receive in accordance with Section 2.3 or Section 3.1, as applicable, less any amounts withheld and remitted pursuant to Section 4.5. Any such certificate formerly representing Common Shares not duly surrendered on or before the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Company or the Purchaser. On such anniversary date, all certificates representing Common Shares shall be deemed to have been surrendered to the Purchaser and all Consideration to which such former Shareholder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to the Purchaser or any successor thereof for no consideration, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)          Any payment made by way of cheque by the Depositary (or, if applicable, the Company) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or, if applicable, the Company) on or before the third anniversary of the Effective Date, or that otherwise remains unclaimed on the third anniversary of the Effective Date, as applicable, and any right or claim to payment hereunder that remains outstanding on the third anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the former holder of Common Shares or Incentive Securities to receive the applicable consideration for such Common Shares or Incentive Securities pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, or any successor thereof for no consideration.

(f)            No holder of Common Shares or Incentive Securities shall be entitled to receive any consideration with respect to such Common Shares or such Incentive Securities other than any cash payment or other consideration to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.2 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith.

4.3	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Company Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with Section 2.3 and such Company Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Company Shareholder to whom the such Consideration is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Purchaser (and its transfer agents) and the Depositary (acting reasonably) in such sum as the Purchaser may direct or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	Rounding of Cash

In any case where the aggregate cash consideration payable to a particular Person under the Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

4.5	Withholding Rights

The Purchaser, the Company, the Depositary, each of their affiliates, and any other Person making a payment hereunder, as applicable, shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1) and from all dividends, distributions or other amounts otherwise payable to any Person such amounts as the Purchaser, the Company, the Depositary, their relevant affiliates, or such other Person, as applicable, are required, permitted, or reasonably believe to be required to deduct and withhold from such amounts under any provision of any Laws in respect of Taxes (in accordance with, to the extent applicable, Section 4.16 of the Arrangement Agreement in the case of Stock Options). Any such amounts so deducted or withheld from the amounts otherwise payable pursuant to this Plan of Arrangement shall be remitted to the appropriate Governmental Entity and shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

4.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Common Shares and Incentive Securities issued or outstanding prior to the Effective Time; (ii) the rights and obligations of the Company Shareholders, the holders of Incentive Securities, and of the Company, the Purchaser, the Custodian, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Incentive Securities or any right to acquire any Common Shares or securities convertible into Common Shares, shall be deemed to have been settled, compromised, released and determined without liability whatsoever except as set forth in this Plan of Arrangement.

Article 5
AMENDMENT

5.1	Amendment

(a)          The Purchaser and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be: (i) agreed to in writing by each of the Company and the Purchaser, each acting reasonably, (ii) filed with the Court and, if made following the Shareholder Meeting, approved by the Court, and (iii) communicated to Company Shareholders if and as required by the Court.

(b)          Any amendment, modification and/or supplement to this Plan of Arrangement, if agreed to in writing by each of the Company and the Purchaser, each acting reasonably, may be proposed by the Company and the Purchaser at any time prior to or at the Shareholder Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Shareholder Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)           Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Shareholder Meeting will be effective only if it is agreed to in writing by each of the Company and the Purchaser, each acting reasonably, and if required by the Court, it is consented to by some or all of the Company Shareholders in the manner directed by the Court.

(d)          Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative or ministerial nature or required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the former Company Shareholders or former holders of Incentive Securities.

(e)          Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, the Company and the Purchaser shall be entitled at any time prior to or following the Shareholder Meeting (but prior to the Effective Time) to modify this Plan of Arrangement in connection with any Structuring Steps effected in accordance with the terms of the Arrangement Agreement without any prior notice or communication or approval of the Court or the Company Shareholders, provided such modifications are agreed to in writing by each of the Company and the Purchaser, each acting reasonably, and are not materially adverse to the financial or economic interests of any Company Shareholders.

(f)            This Plan of Arrangement may be withdrawn prior to the occurrence of the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Appendix A
Share Terms – Tricon US Rental Canco Inc.

SPECIAL RIGHTS AND RESTRICTIONS

Reference is made to the plan of arrangement (the “Plan of Arrangement”) effective ■, 2024 in respect of Tricon Residential Inc. (the “Company”) and which is binding on Tricon US Rental Canco Inc. (“Tricon Canco”). Capitalized words used but not defined herein shall have the meanings ascribed thereto in the Plan of Arrangement.

Special Rights and Restrictions Attached to the Tricon Canco Multiple Voting Shares

Voting

The holders of the Tricon Canco Multiple Voting Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Tricon Canco and shall be entitled to two votes in respect of each Tricon Canco Multiple Voting Share held at such meeting, except a meeting of holders of a particular class or series of shares, other than the Tricon Canco Multiple Voting Shares, who are entitled to vote separately as a class or series at such meeting.

Dividends

Subject to the rights of the holders of the Tricon Canco Special Preferred Shares, the Tricon Canco Preferred Shares and any other class of shares of Tricon Canco entitled to receive dividends in priority to or rateably with the holders of Tricon Canco Multiple Voting Shares, the holders of the Tricon Canco Multiple Voting Shares shall be entitled to receive dividends if, as and when declared by the directors of Tricon Canco out of the assets of Tricon Canco properly available for the payment of dividends of such amounts and payable in such manner as the directors may from time to time determine.

Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Tricon Canco or any other distributions of the property or assets of Tricon Canco among its shareholders for the purpose of winding-up its affairs, the holders of the Tricon Canco Multiple Voting Shares, shall, subject always to the rights of the holders of the Tricon Canco Special Preferred Shares, the Tricon Canco Preferred Shares and any other class of shares of Tricon Canco entitled to receive the property or assets of Tricon Canco upon such distribution in priority to or rateably with the holders of the Tricon Canco Multiple Voting Shares, be entitled to (i) receive the remaining property and assets of Tricon Canco as are available for distribution and (ii) participate rateably with the Tricon Canco Common Shares in the distribution of any such remaining property and assets.

Special Rights and Restrictions Attached to the Tricon Canco Special Preferred Shares

Issuance

The Tricon Canco Special Preferred Shares shall only be issued to the Company, in exchange for its Tricon Canco Common Shares, pursuant to and in accordance with the terms of the Plan of Arrangement.

Redemption

Subject to the requirements of the Business Corporations Act (Ontario), Tricon Canco shall redeem all of the Tricon Canco Special Preferred Shares at the time (the “Time of Redemption”) that is immediately following the issuance thereof, without any further act or formality on the part of Tricon Canco, any holder of Tricon Canco Special Preferred Shares or any other Person, in accordance with the provisions of Section 2.3(f)(iii) of the Plan of Arrangement. Except as hereinafter provided, no notice of redemption or other act or formality on the part of Tricon Canco shall be required to call the Tricon Canco Special Preferred Shares for redemption.

From and after the Time of Redemption:

In satisfaction of the redemption of the Tricon Canco Special Preferred Shares, the Company shall be entitled to receive, in aggregate, the Preferred Share Redemption Amount deposited by Tricon Canco with the Depositary in accordance with Section 4.2(a) of the Plan of Arrangement.

The holders of Tricon Canco Special Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Preferred Share Redemption Amount therefor, without interest, in accordance with the terms hereof.

At or before the Time of Redemption, Tricon Canco shall deliver, or cause or direct to be delivered, to the Depositary an aggregate amount in cash sufficient to pay the Preferred Share Redemption Amount payable on the redemption of all of the Tricon Canco Special Preferred Shares to be issued in accordance with the Plan of Arrangement. Delivery of the Preferred Share Redemption Amount in such a manner shall be a full and complete discharge of Tricon Canco’s obligation to deliver to the Company the Preferred Share Redemption Amount in respect of each Tricon Canco Special Preferred Share to be redeemed pursuant to the terms hereof. Any interest earned on the deposit of the Preferred Share Redemption Amount with the Depositary shall belong to Tricon Canco or as Tricon Canco may direct.

Priority

The Tricon Canco Common Shares, the Tricon Canco Multiple Voting Shares and the Tricon Canco Preferred Shares shall rank junior to the Tricon Canco Special Preferred Shares and shall be subject in all respects to the special rights and restrictions attaching to the Tricon Canco Special Preferred Shares.

Dividends

The holders of the Tricon Canco Special Preferred Shares shall be entitled to receive dividends if, as and when declared by the directors of Tricon Canco out of the assets of Tricon Canco properly available for the payment of dividends of such amounts and payable in such manner as the directors may from time to time determine.

Voting Rights

Except as otherwise provided in the Business Corporations Act (Ontario), the holders of the Tricon Canco Special Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Tricon Canco.

Liquidation, Dissolution or Winding-Up

In the event of the liquidation or winding-up of Tricon Canco or any other distribution of the property or assets of Tricon Canco among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Tricon Canco Special Preferred Shares upon payment of the Preferred Share Redemption Amount in respect of the Tricon Canco Special Preferred Shares, the holders of Tricon Canco Special Preferred Shares shall be entitled to receive, and Tricon Canco shall pay to such holders, before any amount shall be paid or any property or assets of Tricon Canco shall be distributed to the holders of any class of shares ranking junior to the Tricon Canco Special Preferred Shares as to such entitlement, an amount equal to the Preferred Share Redemption Amount divided by the number of Tricon Canco Special Preferred Shares outstanding for each Tricon Canco Special Preferred Share held by them and no more. After payment to the holders of the Tricon Canco Special Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of Tricon Canco.

Schedule D

Structuring Steps

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